Filed pursuant to Rule 424(b)(5)
Registration No. 333-185661
Registration No. 333-190262

PROSPECTUS

3,500,000 Shares of Common Stock

Warrants to Purchase 3,500,000 Shares of Common Stock

Vuzix Corporation is offering 3,500,000 shares of our common stock and warrants to purchase up to an aggregate 3,500,000 shares of our common stock. The warrants will have a per share exercise price of $2.25. The warrants are exercisable immediately and will expire five years from the date of issuance.

Our common stock is quoted on the OTCQB under the symbol “VUZI”, on the TSX Venture Exchange, or TSX-V, under the symbol “VZX”, and on the Frankfurt Stock Exchange under the symbol “V7XN”. We anticipate that, upon the closing of this offering, our common stock will be delisted from the TSX-V. There is no established trading market for the warrants. On July 30, 2013, the last reported sale price for our common stock on the OTCQB was $4.30 per share.

Our business and an investment in our securities involves a high degree of risk. See “Risk Factors” beginning on page 10 of this prospectus for a discussion of information that you should consider before investing in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Per Warrant	Total
Public offering price	$2.00	$$0.0001	$7,000,350
Underwriting discount(1)	$0.14	$0.000007	$490,024
Proceeds, before expenses, to us	$1.86	$0.000093	$6,510,326

(1) The underwriters will receive compensation in addition to the underwriting discount. See “Underwriting” beginning on page 73 of this prospectus for a description of the compensation payable to the underwriters.

Chardan Capital Markets, LLC will act as financial advisor in connection with this offering.

The underwriters may also purchase up to an additional 525,000 shares of common stock and/or 525,000 warrants from us at the public offering price, less the underwriting discount, within 45 days from the date of this prospectus to cover over-allotments, if any.

The underwriters expect to deliver the shares and warrants against payment therefor on or about August 5, 2013.

Aegis Capital Corp

July 30, 2013

VUZIX®

View the Future

VUZIX
SAMSUNG

Smart Glasses, M100

CONTACT US

Smart Glasses, B2500

Wrap 1200AR

STAR 1200XL

Wrap 1200
Video Eyewear
VUZIX
Wrap 1200VR
Video Eyewear

Wrap 1200

Wrap 1200VR

You should rely only on the information contained in this prospectus or in any free writing prospectus that we may specifically authorize to be delivered or made available to you. We have not, and the underwriters have not, authorized anyone to provide you with any information other than that contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus may only be used where it is legal to offer and sell our securities. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of securities. Our business, financial condition, results of operations and prospects may have changed since that date. We are not, and the underwriters are not, making an offer of these securities in any jurisdiction where the offer is not permitted.

For investors outside the United States: We have not and the underwriters have not done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside the United States.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our securities, you should carefully read this entire prospectus, including our financial statements and the related notes and the information set forth under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in each case included elsewhere in this prospectus.

Unless otherwise stated or the context requires otherwise, references in this prospectus to “Vuzix”, the “Company”, “we”, “us”, or “our” refer to Vuzix Corporation.

VUZIX CORPORATION

Business Overview

We are engaged in the design, manufacture, marketing and sale of wearable display products for use as an alternative private display solution in markets where portability and high resolution are key. Our products, known commercially as Video Eyewear (also referred to as head mounted displays, wearable displays, video glasses, personal viewers, and near-eye displays) are worn like eyeglasses and contain micro video displays that offer users a portable high-quality viewing experience.

Our Video Eyewear products provide virtual large high-resolution screens, fit in a user’s pocket or purse and can be viewed practically anywhere, anytime. They enable the user to view video and digital content, such as movies, computer data, the Internet or video games. They can also be used for virtual reality and augmented reality applications where the wearer is either immersed in a computer generated world or has their real world view augmented with computer generated information or graphics. We produce both monocular and binocular Video Eyewear devices. Video Eyewear are designed to work with mobile electronic devices, such as smartphones, laptop computers, portable media players and gaming systems as well as remote displays for medical devices like digital endoscopes and ultrasound equipment. Historically, we focused on two markets: the consumer markets for gaming, education, entertainment and mobile video and the market for rugged mobile displays for defense, medical, commercial and industrial markets. In June 2012, we sold the assets (including equipment, tooling, certain patents and trademarks and sales of our proprietary Tac-Eye displays and night vision display electronics) that comprised our Tactical Defense Group, which sold and licensed products and provided services, directly and indirectly, to military organizations and defense and security organizations. We refer to these assets as the “TDG Assets”. Accordingly, we now focus primarily on the consumer, commercial and entertainment market.

Products

We produce and sell three main types of products: Video Eyewear (for on-the-go users as remote displays for mobile and hands-free use); Virtual Reality, or VR Video Eyewear (for stepping into virtual worlds, simulations & gaming); Augmented Reality, or AR Video Eyewear, (for overlaying virtual information from the cloud/internet onto the real world). Our products are available with varying features and include either monocular or binocular display systems. Starting in the third quarter of 2013, we intend to introduce “Smart Glasses” versions of all three types of our Video Eyewear that have many of the capabilities of a smartphone to allow applications to be run directly in the Video Eyewear enabling cloud-connected applications through a wireless link directly with the glasses. We believe we provide the broadest range of consumer Video Eyewear product offerings available in the market and that our products contain some of the most advanced electronics and optics for their target markets and uses. Our products include:

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Binocular Video Eyewear Products

We currently produce a line of binocular Video Eyewear products called Wrap Video Eyewear. Introduced in the fall of 2009, they are the fourth generation of consumer focused Video Eyewear products that we have produced since 2005. Each Wrap model has a different apparent virtual display size and native resolution, all of which support 3D applications. Our binocular Video Eyewear products contain two microdisplays (a separate display for each eye), typically mounted in a frame attached to eyeglass-style temples. These products enable mobile and hands-free private viewing of video content on screens that simulate home theater-sized screens. Headphones are built into the temples so that users can listen to accompanying audio in full stereo. They can be employed as mobile high-resolution displays with products such as smartphones with video output capability, laptop computers, tablets, portable DVD players, game systems, and personal digital media/video players (video iPods).

We are developing, and intend to introduce in 2013, a line of advanced Smart Glasses Video Eyewear that have resolutions up to full high definition with wireless connectivity, ideal as a smartphone mobile display accessory, for cloud computing and for gaming. This advanced line of products will utilize our extremely thin and light weight see-through optics employed in fashion wear eyeglass frames.

Monocular Video Eyewear Products

We have offered monocular Video Eyewear products since 2003, when we introduced the M920.  The monocular Video Eyewear products we have offered were designed to interface with various devices, including personal computers and Personal Digital Assistants (or PDAs).  In or around June 2013, we intend to release our first waveguide based monocular head mounted displays (or HMD) that are fully enabled for AR use.  The M2000AR will have gyros, accelerometers and magnetic field sensors, hi-resolution camera, HDMI interface, and see through optics that can be mounted to hardhats or goggles. Applications will include training, academic research, manufacturing, maintenance and other hands-free operations.

In the third quarter of 2013, we also intend to launch a new line of monocular Video Eyewear smart glasses designed for use with smartphones.  We won a 2013 Consumer Electronics Show (or CES) Best of Innovations Design and Engineering award as the best new techonology in the wireless handset accessories category for our first Smart Glasses, the M100, which was demonstrated publicly at the January 2013 CES show. The M100 is a “hands-free display” much like today’s hands-free audio systems commonly used with cellphones for voice calls, but with many advanced features.  The M100 has an added display, camera, GPS, motion sensors and wireless radios. Users control the M100 through use of the wirelessly connected smartphone or gesturing and speech recognition voice control. It runs the Android operating system, which allows for software applications with advanced functions ranging from browsing the Internet to augmented reality.

Engineering Solutions

We provide engineering services to third party customers ranging from near-eye display engines to full head mounted displays. When performing such work we typically obtain a first right of refusal to be the volume manufacturer of our proprietary display subassemblies in our contracts for the custom design of products. Historically most of this work has been for the U.S. Government; however, we do perform engineering services for commercial and industrial users. The agreement for the sale of the TDG Assets limits our ability to sell research and development services for the military, defense and security markets, such that we can sell such services only to the U.S. government and only for waveguide and waveguide display engine development.

Recent Developments

On June 15, 2012, we entered into an Asset Purchase Agreement with TDG Acquisition Company, LLC pursuant to which we sold the TDG Assets. The TDG Assets included equipment, tooling, certain patents and trademarks and our proprietary Tac-Eye displays and night vision display electronics, which comprised our tactical defense group, which engaged in the business of selling and licensing products and providing services, directly and indirectly, to military organizations and defense organizations. We received a worldwide, royalty free, assignable grant-back license to all the patents and other intellectual property sold, for use in the manufacture and sale of products for the consumer markets. We retained the right to sell goods and services to the TDG purchaser and into all markets other than the military, defense and security markets. Under our agreement with the purchaser, it is allowed to sell its goods and services in all markets other than the consumer market or to end users.

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The purchase price paid to us consists of 2 components: $8,500,000 less $154,207 in adjustments, or $8,345,793, which was paid at closing, and up to an additional $2.5 million, which will be paid to us only if the purchaser achieves certain quarterly and annual revenue targets within the first 12 months from sales of goods and services to military organizations and defense and security organizations. The purchase price was determined by arm’s length negotiations between the parties.

In connection with the Asset Purchase Agreement, we entered into a letter agreement, dated as of June 15, 2012, with LC Capital Master Fund Ltd., the senior lender under our convertible loan and security agreement, dated December 23, 2010, and promissory note and security agreement, dated May 19, 2012, pursuant to which it consented to the sale of the TDG Assets (as required by the terms of our existing loan agreements), and paid it $4,450,000 in reduction of our obligations. Following such payment, we executed a new note for $619,122, which represents the remaining obligation under this loan. The new note carries interest at a rate of 13.5% (18.5% if in default) and repayment is due in 12 equal payments commencing on October 15, 2012. We also agreed to use 40% of any of the earn-out received under the Asset Purchase Agreement in reduction of this note. We are in default under the loan agreement with the senior lender for failure to make required principal payments totaling $154,781. We are currently in negotiations with the senior lender to have the senior lender grant a waiver or enter into a forbearance agreement, under which it would forebear from enforcing its remedies against us. There is no assurance the senior lender will agree to grant a waiver or enter into a forbearance agreement. Our senior lender is currently able to exercise its remedies under the loan agreement, including acceleration of the amounts due and foreclosure and sale of the collateral held by it.

On February 6, 2013, we effected a one-for-seventy five reverse stock split of our outstanding common stock. Unless otherwise indicated, all historical and pro forma common stock and per share data in this prospectus have been retroactively restated to account for the reverse stock split.

On March 21, 2013 we entered into a Securities Purchase Agreement with Hillair Capital Management L.P. (Hillair), pursuant to which, on March 27, 2013, we issued to Hillair a secured convertible debenture in the amount of $800,000. The debenture bears interest at a rate of 16% per year, payable quarterly in cash or shares of common stock at our option. Commencing on February 1, 2014, we will be required to redeem a certain amount under the debenture on a periodic basis in an amount equal to $200,000 on each of February 1, 2014, May 1, 2014 and August 1, 2014 and $50,000 on each of August 1, 2015, August 1, 2016, August 1, 2017 and March 21, 2018, the debenture’s maturity date, which we may make in cash or common stock at our option subject to certain conditions. The debenture is convertible into shares of our common stock at a conversion price of $4.29 per share. In connection with the debenture issuance, we also issued to Hillair five-year warrants to purchase 186,480 shares of our common stock at an exercise price of $4.72 per share. Upon closing of this transaction, we retained Gentry Capital Advisors LLC (Gentry) as a financial advisor and agreed to pay Gentry a fee of $50,000 over a period of 4 months commencing upon the closing of the debenture issuance. We also issued to Gentry five-year warrants to purchase 20,000 shares of common stock at an exercise price of $4.72 per share. The warrants issued to each of Hillair and Gentry (and shares issuable upon exercise thereof) are not being registered on the registration statement of which this prospectus forms a part.

On March 27, 2013, we entered into a debt conversion agreement, and on March 31, 2013, June 10, 2013 and July 24, 2013, we entered into amendments thereto (as amended, the VTI Agreement) with Vast Technologies, Inc. (VTI). Pursuant to the VTI Agreement, VTI agreed to convert its outstanding secured promissory note, in the principal amount of $838,096 (as of December 31, 2012), together with accrued interest thereon (equal to $119,051 as of December 31, 2012) into shares of our common stock and warrants to purchase shares of our common stock with the same terms as the warrants offered in this offering, subject to the closing of this offering by August 31, 2013, at a conversion price equal to the public offering price. We agreed to prepare and file with the Securities and Exchange Commission (SEC), within 30 days of such conversion, a registration statement for the resale of the shares of common stock issuable upon such conversion and upon exercise of such warrants, and to cause such registration statement to be declared effective by the SEC within 90 days of such conversion.

On March 27, 2013, we entered into a debt conversion agreement, and on April 1, 2013, June 10, 2013 and July 29, 2013, we entered into amendments thereto (as amended, the Kopin Agreement) with Kopin Corporation (Kopin). Pursuant to the Kopin Agreement, Kopin agreed to convert its outstanding secured promissory note, in the principal amount of $482,547 (as of December 31, 2012), together with accrued interest thereon (equal to $60,996 as of December 31, 2012) into shares of our common stock and warrants to purchase shares of our common stock with the same terms as the warrants offered in this offering, subject to the closing of this offering by August 31, 2013, at a conversion price equal to the public offering price. We agreed to prepare and file with the SEC, within 30 days of such conversion, a registration statement for the resale of the shares of common stock issuable upon such conversion and upon exercise of such warrants, and to cause such registration statement to be declared effective by the SEC within 90 days of such conversion.

On March 27, 2013, we entered into a debt conversion agreement, and on March 31, 2013, June 10, 2013 and July 26, 2013, we entered into amendments thereto (as amended, the Travers Debt Conversion Agreement) with Paul Travers, our chief executive officer. Pursuant to the Travers Debt Conversion Agreement, Mr. Travers agreed to convert his outstanding secured promissory notes, in the aggregate principal amount of $434,927, together with accrued interest thereon (equal to $231,525 as of December 31, 2012), into shares of our common stock and warrants to purchase shares of our common stock with the same terms as the warrants offered in this offering, subject to the closing of this offering by August 31, 2013, at a conversion price equal to the public offering price. We agreed to prepare and file with the SEC, within 30 days of such conversion, a registration statement for the resale of the shares of common stock issuable upon such conversion and upon exercise of such warrants, and to cause such registration statement to be declared effective by the SEC within 90 days of such conversion.

On March 27, 2013, we entered into a deferred compensation deferral and conversion option agreement, and on June 10, 2013 and July 26, 2013, we entered into an amendment thereto (as amended, the Travers Deferred Compensation Agreement) with Paul Travers, which agreement is subject to the closing of this offering by August 31, 2013, and which agreement is effective upon such closing. Pursuant to the Travers Deferred Compensation Agreement, Mr. Travers and we agreed that, unpaid salary owed to Mr. Travers, in the amount of $815,168 (including $268,536 in accrued interest, as of December 31, 2012), will be converted into shares of our common stock and warrants to purchase shares of our common stock with the same terms as the warrants offered in this offering, at a conversion price equal to the offering price of this offering. We granted to Mr. Travers piggyback and demand registration rights with respect to the shares of common stock issuable upon such conversion and upon exercise of such warrants.

On March 27, 2013, we entered into a deferred compensation deferral and conversion option agreement, and on June 10, 2013 and July 26, 2013, we entered into an amendment thereto (as amended, the Russell Deferred Compensation Agreement) with Grant Russell, our chief financial officer, which agreement is subject to the closing of this offering by August 31, 2013, and which agreement is effective upon such closing. Pursuant to the Russell Deferred Compensation Agreement, Mr. Russell and we agreed that, unpaid salary owed to Mr. Russell, in the amount of $637,567 (including $174,102 in accrued interest, as of December 31, 2012), will be converted into shares of our common stock and warrants to purchase shares of our common stock with the same terms as the warrants offered in this offering, , at a conversion price equal to the offering price of this offering. We granted to Mr. Russell piggyback and demand registration rights with respect to the shares of common stock issuable upon such conversion and upon exercise of such warrants.

On July 15, 2013, we entered into and closed a securities purchase agreement with Hillair whereby we sold to Hillair, for a purchase price of $200,000, (i) a $200,000 16% senior secured convertible debenture due March 21, 2018, and (ii) a common stock purchase warrant to purchase up to 38,168 shares of our common stock.  The debenture is convertible into shares of common stock at a conversion price of $5.24 per share, subject to adjustments upon certain events.  Interest on the Debenture accrues at the rate of 16% annually and is payable quarterly on February 1, May 1, August 1 and November 1, beginning on August 1, 2013, on any redemption, conversion and at maturity. Interest is payable in cash or at our option in shares of our common stock, provided certain conditions are met. Commencing on February 1, 2014, we will be obligated to redeem a certain amount under the debenture on a periodic basis in an amount equal to $50,000 on each of February 1, 2014, May 1, 2014 and August 1, 2014 and $12,500 on each of August 1, 2015, August 1, 2016, August 1, 2017 and March 21, 2018, until the debenture’s maturity date of March 21, 2018.  In lieu of a cash redemption and subject to our meeting certain equity conditions, we may elect to pay the such required redemption amounts in shares. The warrants may be exercised at any time on or after July 15, 2013 until March 21, 2018, at an exercise price of $5.24 per share, subject to adjustments upon certain events.  Our obligations under the debenture are secured under the terms of the security agreement dated as of March 27, 2013 between us, our subsidiaries and Hillair and the Subsidiary Guarantee dated March 27, 2013 between Hillair and our subsidiaries. Furthermore, we, Paul Travers, our Chief Executive Officer, and his controlled entity, acknowledged that our obligations under the debenture are considered “Obligations” under that certain Pledge Agreement by and among us, Hillair, Mr. Travers and Mr. Travers’ controlled entity.

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Our Business Strategy

Our strategy is to establish and maintain a leadership position as a worldwide supplier of Video Eyewear and other virtual display technology solutions. We intend to offer our technologies across major markets, platforms and applications. We will strive to be an innovator in designing near-eye virtual display devices that enable new mobile video viewing, information access as well as general entertainment, VR and AR applications.

To maintain and enhance our position as a leading provider of near-eye virtual display solutions, we intend to:

•	develop products for large consumer markets;

•	improve our brand name recognition;

•	maintain and exploit any cost advantage our technology can provide us;

•	extend our proprietary technology leadership;

•	broaden and develop strategic relationships and partnerships including offering to sell our products or license our technologies to third parties;

•	expand market awareness for Video Eyewear including Smart Glasses for AR; and

•	establish multiple revenue sources from markets, products and related software applications.

Risks Associated With Our Business

Our business is subject to numerous risks described in the section entitled “Risk Factors” and elsewhere in this prospectus. You should carefully consider these risks before making an investment. Some of these risks include:

•	Because our financial statements for 2012 include an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern, we may not be able to obtain any necessary financing.

•	We have incurred net losses since our inception and if we continue to incur net losses in the foreseeable future the market price of our common stock may decline.

•	We are in default under our loan agreement with our senior lender. As a result, the senior lender could foreclose on our assets, which ultimately could require us to curtail or cease operations.

•	We have depended on defense related engineering contracts and the sales of specialized products to defense customers, each of whom is a supplier to the U.S. government and as a result of the sale of the TDG Assets in June 2012, our sales and our revenues have materially declined and may not return to their prior levels or increase unless we develop new markets and products.

•	Our lack of long-term purchase orders and commitments from our customers may lead to a rapid decline in our sales and profitability.

•	If any of our major customers on whom we depend fails to pay us amounts owed in a timely manner, we could suffer a significant decline in cash flow and liquidity which, in turn, could cause us to fail to pay our liabilities and render us unable to purchase adequate inventory to sustain or expand our sales volume.

•	Our future growth and profitability may be adversely affected if our marketing initiatives are not effective in generating sufficient levels of brand awareness.

•	If we fail to accurately forecast seasonal demand for our consumer Video Eyewear products, our results of operations for the entire fiscal year may be materially adversely affected.

•	Our products require ongoing research and development and we may experience technical problems or delays and we may not have the funds necessary to continue their development, which could lead our business to fail.

•	Increased competition may result in decreased demand or lower prices for our products.

•	We depend on advances in technology by other companies and if those advances do not materialize, some of our anticipated new products could be delayed or cancelled.

•	We depend on third parties to provide integrated circuit chip sets and other critical components for use in our products.

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•	In preparing our consolidated financial statements, our management determined that our disclosure controls and procedures and internal controls were ineffective as of December 31, 2012 which could result in material misstatements in our financial statements.

•	If we fail to keep pace with changing technologies, our business and results of operations may be materially adversely affected.

•	If microdisplay-based personal displays do not gain some reasonable level of acceptance in the market for mobile displays, our business strategy may fail.

•	There are a number of competing providers of microdisplay-based personal display technology and we may fail to capture a substantial portion of the personal display market.

•	Our business and products are subject to government regulation and we may incur additional compliance costs or, if we fail to comply with applicable regulations, may incur fines or be forced to suspend or cease operations.

•	Our products will likely experience rapidly declining unit prices and we may not be able to offset that decline with production cost decreases or higher unit sales.

•	If we cannot obtain and maintain appropriate patent and other intellectual property rights protection for our technology, our business will suffer.

•	Our products could infringe on the intellectual property rights of others.

•	If we lose our rights under our third-party technology licenses, our operations could be adversely affected.

•	Our business may expose us to product liability claims for damages resulting from the design or manufacture of our products. Product liability claims, whether or not we are ultimately held liable for them, could have a material adverse effect on our business and results of operations.

•	Our products may be subject to future health and safety regulations that could increase our development and production costs.

•	Our dependence on sales to distributors increases the risks of managing our supply chain and may result in excess inventory or inventory shortages.

•	Our operating results may be adversely impacted by worldwide political and economic uncertainties and specific conditions in the markets we address.

•	Our results of operations may suffer if we are not able to successfully manage our increasing exposure to foreign exchange rate risks.

•	Due to our significant level of international operations, including the use of foreign contract manufactures, we are subject to international operational, financial, legal and political risks which could harm our operating results.

•	We may lose the services of key management personnel and may not be able to attract and retain other necessary personnel.

•	Our failure to effectively manage growth could harm our business.

•	Our facilities and information systems and those of our key suppliers could be damaged as a result of disasters or unpredictable events, which could have an adverse effect on our business operations.

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•	A failure of our information technology systems could materially adversely affect our business.

•	A breach of our cyber security systems could materially adversely affect our business.

•	Terrorism and the uncertainty of future terrorist attacks or war could reduce consumer confidence which could adversely affect our operating results.

•	We do not manufacture our own microdisplays, one of the key components of our Video Eyewear products, and we may not be able to obtain the microdisplays we need.

•	The consumer electronics industry is subject to significant fluctuations in the availability of components. If we do not properly anticipate the need for critical components, we may be unable to meet the demands of our customers and end-users.

•	Unanticipated disruptions in our operations or slowdowns by our suppliers, distributors and shipping companies could adversely affect our ability to deliver our products and service our customers.

•	The price of our common stock has been highly volatile and an investment in our common stock could suffer a decline in value.

•	Because our common stock is not listed on any U.S. national exchange, investors in the United States may find it difficult to buy and sell our shares.

•	The rights of holders of common stock may be impaired by the possible future issuance of preferred stock.

•	The price adjustment provisions in the warrants being sold in this offering may make it more difficult and expensive for us to raise additional capital in the future and may result in further dilution to investors in this offering.

•	The warrants being sold in this offering contain full-ratchet anti-dilution protection upon the issuance of any common stock, securities convertible into common stock or certain other issuances at a price below the then-existing exercise price of the warrants and may make it more difficult and expensive for us to raise additional capital at prevailing market terms in the future.

•	The warrants are speculative in nature.

•	Our management will have broad discretion over the use of the net proceeds from this offering and we may use the net proceeds in ways with which you disagree.

•	Additional stock offerings in the future may dilute your percentage ownership of our company.

•	We have not paid dividends in the past and do not expect to pay dividends in the future. Any return on your investment will likely be limited to the value of our common stock.

•	Because our common stock is subject to the SEC's penny stock rules, broker-dealers may experience difficulty in completing customer transactions and trading activity in our securities may be adversely affected.

•	If management continues to own a significant percentage of our outstanding common stock, management may prevent other stockholders from influencing significant corporate decisions.

•	You will experience immediate and substantial dilution as a result of this offering and may experience additional dilution in the future.

Company Information

We were incorporated in Delaware in 1997 as VR Acquisition Corp. In 1997, we changed our name to Kaotech Corporation. In 1998, we changed our name to Interactive Imaging Systems, Inc. In 2004, we changed our name to Vicuity Corporation and then to Icuiti Corporation. In September 2007, we changed our name to Vuzix Corporation.

Our principal executive offices are located at 2166 Brighton Henrietta Townline Road, Rochester, New York 14623. Our telephone number is (585) 359-5900. We maintain an Internet website at www.vuzix.com . The information contained on, connected to or that can be accessed via our website is not part of this prospectus. We have included our website address in this prospectus as an inactive textual reference only and not as an active hyperlink.

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Summary of the Offering

Securities offered by us	3,500,000 shares of common stock and warrants to purchase 3,500,000 shares of common stock (4,025,000 shares and 4,025,000 warrants if the underwriters exercise their over-allotment option in full)

Common Stock to be outstanding after this offering	7,036,865 shares (10,536,865 if the warrants are exercised in full). If the underwriters’ over-allotment option is exercised in full, the total number of shares of common stock outstanding immediately after this offering would be 7,561,865 (11,586,865 if the warrants are exercised in full).

Description of Warrants	The warrants will have a per share exercise price equal to $2.25. The warrants are exercisable immediately and expire five years from the date of issuance

Use of proceeds

We expect to use the net proceeds received from this offering to complete commercialization of our smart glasses and waveguide optic technologies, repayment of debt in the amount of approximately $2,024,500 (including a $200,000 prepayment penalty) and for working capital and general corporate purposes.   See “Use of Proceeds” on page 26.

Risk factors	See “Risk Factors” beginning on page 10 and the other information included in this prospectus for a discussion of factors you should carefully consider before investing in our securities.

OTCQB, TSX Venture Exchange and Frankfurt Stock Exchange trading symbols of common stock	VUZI, VZX, and V7XN, respectively. We anticipate that, upon the closing of this offering, our common stock will be delisted from the TSX-V.

Unless we indicate otherwise, all information in this prospectus:

·	is based on 3,536,865 shares of common stock issued and outstanding as of July 30, 2013;
·	includes all historical and pro forma common stock and per share data in this prospectus that have been retroactively restated to account for the reverse split of our outstanding common stock, effected on February 6, 2013;
·	assumes no exercise by the underwriters of their option to purchase up to an additional 525,000 shares of common stock and/or 525,000, warrants to cover over-allotments, if any;
·	excludes 192,211 shares of our common stock issuable upon exercise of outstanding stock options under our stock incentive plans at a weighted average exercise price of $10.80 per share as of July 30, 2013;
·	excludes 45,000 shares of our common stock issuable upon exercise of options which we intend to grant under our stock incentive plan to our three non-employee directors at the closing of this offering at an exercise price equal to $2.00 per share;
·	excludes 900,069 shares of our common stock issuable upon exercise of outstanding warrants at a weighted average exercise price of $6.77 per share as of July 30, 2013;
·	excludes 307,535 shares of our common stock issuable upon conversion of outstanding convertible debt at a weighted average conversion price of $5.26 per share as of July 30, 2013;
·

excludes 1,113,829 shares of common stock and 1,113,829 shares of common stock underlying warrants with the same terms as the warrants offered in this offering issuable upon conversion of $2,227,658 in outstanding secured debt and accrued interest thereon, which the holders have agreed to convert to common stock and warrants at a conversion price equal to the offering price upon the closing of this offering.

·	excludes 766,025 shares of common stock and 766,025 shares of common stock underlying warrants with the same terms as the warrants offered in this offering issuable upon the conversion of $1,532,051 in outstanding long-term accrued compensation and accrued interest which our officers have agreed to convert into common stock and warrants at a conversion price equal to the offering price upon the closing of this offering; and
·	excludes 175,000 shares of common stock underlying the warrants to be issued to the underwriters in connection with this offering.

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Summary Consolidated Financial Data

The following tables set forth our (i) summary statement of operations data for the years ended December 31, 2012 and 2011 and the three months ended March 31, 2013 and 2012 (unaudited) and (ii) summary balance sheet data as of December 31, 2012 and 2011 and March 31, 2013 (unaudited) derived from our audited and unaudited consolidated financial statements and accompanying notes appearing elsewhere in this prospectus. The unaudited summary financial data as of March 31, 2013 and for the three months ended March 31, 2013 and 2012 include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of our financial position and results of operations for these periods. The operating results of our former TDG Assets business, sold on June 15, 2012, have been classified and presented as discontinued operations in the accompanying unaudited and audited consolidated financial statements. Prior period operating results have been adjusted to conform to this presentation. No other adjustments have been made to the unaudited consolidated financial statements or notes thereto. The results set forth below are not necessarily indicative of our future performance.

You should read this information together with the section entitled “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and accompanying notes appearing elsewhere in this prospectus.

Statement of	Year Ended December 31,		Three Months Ended March 31,
Operations Data	2012	2011	2013	2012
			(unaudited)	(unaudited)
Sales	$3,228,228	$4,825,663	$739,184	$1,110,041
Cost of Sales	2,341,026	3,614,821	337,387	750,958

Gross Margin	887,202	1,210,842	401,797	359,083
Operating Expenses
Research and development	1,153,403	1,340,973	317,695	247,338
Selling and marketing	1,225,154	1,647,105	274,743	354,706
General and administrative	2,181,310	2,590,636	416,686	562,591
Depreciation, Amortization and Patent Impairment	533,520	504,088	98,348	145,095

Total operating expenses	5,093,387	6,082,802	1,107,472	1,309,730

(Loss) from Continuing Operations	(4,206,185)	(4,871,960)	(705,675)	(950,647)
Taxes and Other Income (Expense)
Interest and other income (expense)	232	1,182	—	48
Foreign exchange (loss) gain	(11,111)	(35,770)	(13,070)	(4,942)
Loss on Derivative Valuation			(14,287)	—
Amortization of Senior Debt Discount			(9,728)	—
Interest expense	(509,925)	(398,629)	(179,842)	(95,049)
Tax (expense) benefit	(20,398)	(27,689)	(13,696)	(17,002)

Total tax and other income (expense)	(541,202)	(460,906)	(216,927)	(99,943)

Net (Loss) from Continuing Operations	(4,747,387)	(5,332,866)	(936,298)	(1,067,592)

Income (Loss) from Discontinued Operations	(747,580)	1,453,285	—	223,109
Gain (Loss) on Disposal of Discontinued Operations, net of tax	5,817,807	—	—	—
Net Income(Loss)	$322,840	$(3,879,581)	$(936,298)	$(844,483)

Earnings (Loss) per Share from Continued Operations
Basic	$(1.34)	$(1.52)	$(0.26)	$(0.30)
Diluted*	(1.34)	$(1.52)	(0.26)	(0.30)
Earnings (Loss) per Share
Basic	$0.09	$(1.10)	$(0.26)	$(0.24)
Diluted	0.09	$(1.10)	(0.26)	(0.24)
Weighted average common shares outstanding:
Basic	3,536,865	3,518,333	3,536,865	3,536,865
Diluted	3,651,100	4,193,282	3,536,865	3,536,865

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•          All outstanding warrants, options, and convertible debt are anti-dilutive, therefore basic and diluted earnings per share are the same for all periods. All outstanding share amounts reflect our 1-for-75 reverse stock split, which was effective February 6, 2013.

	As of December 31,		As of March 31,
Balance Sheet Data	2012	2011	2013	2013 Pro Forma, as adjusted
			(Unaudited)	(Unaudited)
Cash and cash equivalents	$66,554	$417,976	$532,426	$4,567,032
Working Capital (deficiency)	(3,940,974)	(6,052,282)	(4,882,459)	1,262,045
Total Assets	2,425,948	5,818,697	3,084,035	6,650,203
Long-Term Liabilities	3,484,865	2,454,757	3,548,350	423,146
Accumulated (deficit)	(26,146,304)	(26,469,144)	(27,082,603)	(27,538,401)
Total Stockholders’ equity (deficit)	(6,209,565)	(6,824,748)	(7,059,913)	1,983,997

(1)         Pro forma, as adjusted amounts give effect to (i) the conversion of $2,227,658 in aggregate principal amount of promissory notes then outstanding, together with all interest accrued and unpaid thereon through the date of conversion, upon completion of this offering; (ii) the conversion of $1,532,051 in aggregate principal of accrued compensation then outstanding, together with all interest accrued and unpaid thereon through the date of conversion, into common stock and warrants to purchase common stock at the public offering price of $2.00 per share; (iii) the sale of $69,000 in promissory notes on June 9, 2013, (iv) the sale of a $200,000 convertible debenture on July 15, 2013 and the receipt of $170,000 in net proceeds after expenses therefrom; (v) the sale of the 3,500,000 shares of common stock and 3,500,000 warrants in this offering at the public offering price of $2.00 per share, and $0.0001 per warrant, and (vi) the repayment of approximately $2,024,500 (including a $200,000 prepayment penalty) in convertible debentures, other notes payable, accrued interest and bank loans from the net proceeds received in this offering, and after deducting underwriting discounts and commissions and other estimated offering expenses payable by us.

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RISK FACTORS

Any investment in our common stock involves a high degree of risk. Investors should carefully consider the risks described below and all of the information contained in this prospectus before deciding whether to purchase our common stock. Our business, financial condition or results of operations could be materially adversely affected by these risks if any of them actually occur. This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks we face as described below and elsewhere in this prospectus.

Risks Related to Our Business

Because our financial statements for 2012 include an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern, we may not be able to obtain any necessary financing.

The independent registered public accounting report for our consolidated financial statements for the year ended December 31, 2012 includes an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern. This "going concern" paragraph may have an adverse effect on our ability to obtain financing for operations and to further develop and market products. If we are not able to obtain adequate financing when and in the amounts needed in the near future, and on terms that are acceptable, our operations, financial condition and prospects could be materially and adversely affected, and our ability to continue as a going concern is in substantial doubt.

Our plans with respect to addressing these matters are discussed in greater detail under “Management’s Discussion and Analysis of Financial Conditional and Results of Operations—Liquidity and Capital Resources” and in Note 3 to our consolidated financial statements. Our future viability is dependent on our ability to execute these plans successfully and the successful closing of this offering. If we fail to do so for any reason, we would not have adequate liquidity to fund our operations, would not be able to continue as a going concern and could be forced to seek relief through a filing under U.S. Bankruptcy Code.

We have incurred net losses since our inception and if we continue to incur net losses in the foreseeable future the market price of our common stock may decline.

We reported a net loss of $936,298 for the quarter ending March 31, 2013, and we reported net income of $322,840 for the year ended December 31, 2012 and a net loss of $3,879,581 for the year ended December 31, 2011. The net income for 2012 included a gain on the sale of the TDG Assets of $5,817,807. We have an accumulated deficit of $27,082,603 as of March 31, 2013.

We may not achieve or maintain profitability in the future. In particular, we expect that our expenses relating to sales and marketing and product development and support, as well as our general and administrative costs, may increase, requiring us to increase sales in order to achieve and maintain profitability. If we do not achieve and maintain profitability, our financial condition will be materially and adversely affected. We would eventually be unable to continue our operations unless we were able to raise additional capital. We may not be able to raise any necessary capital on commercially reasonable terms or at all. If we fail to achieve or maintain profitability on a quarterly or annual basis within the timeframe expected by investors, the market price of our common stock may decline.

We are in default under our loan agreement with our senior lender. As a result, the senior lender could foreclose on our assets, which ultimately could require us to curtail or cease operations.

We are in default under our loan agreement with our senior lender for failure to make required principal and interest payments totaling $333,424 as of March 31, 2013 and a breach of the covenant that requires us to maintain minimum levels of cash balances. As of March 31, 2013 the outstanding loan balance with accrued interest totaled $642,984. We have had periodic negotiations with the senior lender to have it grant a waiver or enter into a forbearance agreement, under which it would forebear from enforcing its remedies against us. There is no assurance the senior lender will agree to grant a waiver or enter into a forbearance agreement. This senior lender is currently able to exercise its remedies under the loan agreement, including acceleration of the amounts due and foreclosure and sale of the collateral held by it. Even if we receive a waiver or enter into a forbearance agreement, it is uncertain whether we will be able to meet the conditions contained in any such waiver or forbearance agreement. If we remain in default under the loan agreement, the senior lender could foreclose on its collateral and commence legal action against us to recover the amounts due which ultimately could require the disposition of some or all of our assets. Any such action could require us to curtail or cease operations.

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We have depended on defense related engineering contracts and the sales of specialized products to defense customers, each of whom is a supplier to the U.S. government and as a result of the sale of the TDG Assets in June 2012, our sales and our revenues have materially declined and may not return to their prior levels or increase unless we develop new markets and products.

Since inception, a substantial portion of our sales have been derived from the sale of night vision display drive electronics to two suppliers to the U.S. government. Sales of night vision display drive electronics to these customers amounted to 10% and 20% of our sales in 2012 and 2011, respectively and are reported in revenues from discontinued operations. As a result of our sale of the TDG Assets, we no longer sell night vision display drive electronics, which has materially reduced our revenue and cash flow and could materially adversely affect our ability to achieve or maintain profitability in the future.

The next largest source of our revenues has been sales directly to the U.S. Department of Defense, primarily for research and development engineering programs. Such sales amounted to 11% and 21% of our sales in 2012 and 2011, respectively and portions of this revenue have been reported in revenues from discontinued operations. As a result of the sale of the TDG Assets, we will no longer be performing general engineering services for the U.S. Government and/or its defense contractors, but rather only waveguide related services, unless so requested by the buyer of the TDG Assets. Under our Asset Purchase Agreement with the purchaser of the TDG Assets, all future U.S. government sales of waveguide development and related engineering services by us must be approved by the buyer. We have no long-term contracts with the U.S. government for engineering services on our waveguide technologies. We expect to submit proposals for additional development contract funding in cooperation with the buyer. However, development contract funding is subject to legislative authorization and, even if funds are appropriated, such funds may be withdrawn based on changes in government priorities.

Together, these two groups of defense related customers accounted for 21% and 41% of our total revenues in 2012 and 2011, respectively with the majority of this revenue reported as revenues from discontinued operations. We will not be receiving further night vision display electronics orders, due to the sale of those product lines and our agreement not to compete with the buyer of the TDG Assets. We may not be successful in obtaining new government waveguide research, development and engineering services programs or future waveguide based new product sales. Our inability to obtain sales from general non-waveguide related government engineering services contracts could have a material adverse effect on our results of operations and would likely cause us to delay or slow our growth plans, resulting in lower net sales than projected and adversely affecting our liquidity and profitability.

Our lack of long-term purchase orders and commitments from our customers may lead to a rapid decline in our sales and profitability.

All of our significant customers issue purchase orders solely in their own discretion, often shortly before the requested date of shipment. Our customers are generally able to cancel orders (without penalty) or delay the delivery of products on relatively short notice. In addition, our current customers may decide not to purchase products from us for any reason. If those customers do not continue to purchase our products, our sales volume and profitability could decline rapidly with little or no warning.

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We cannot rely on long-term purchase orders or commitments to protect us from the negative financial effects of a decline in demand for our products. We typically plan our production and inventory levels based on internal forecasts of customer demand, which are highly unpredictable and can fluctuate substantially. The uncertainty of product orders makes it difficult for us to forecast our sales and allocate our resources in a manner consistent with our actual sales. Moreover, our expense levels and the amounts we invest in capital equipment and new product development costs are based in part on our expectations of future sales and, if our expectations regarding future sales are inaccurate, we may be unable to reduce costs in a timely manner to adjust for sales shortfalls. Furthermore, because we have depended on a small number of customers for the majority of our sales, the ramifications of these risks is greater than if we had a greater number of customers. As a result of our lack of long-term purchase orders and purchase commitments, we may experience a rapid decline in our sales and profitability.

As a result of these and other factors, investors should not rely on our revenues and our operating results for any one quarter or year as an indication of our future revenues or operating results. If our quarterly revenues or results of operations fall below expectations of investors or public market analysts, the price of our common stock could fall substantially.

If any of our major customers on whom we depend fails to pay us amounts owed in a timely manner, we could suffer a significant decline in cash flow and liquidity which, in turn, could cause us to fail to pay our liabilities and render us unable to purchase adequate inventory to sustain or expand our sales volume.

Our accounts receivable represented approximately 13%, 14% and 26% of our total current assets as of March 31, 2013, December 31, 2012 and 2011, respectively. As of March 31, 2013 one customer owed us just under 54% of our total accounts receivable. As of December 31, 2012, one customer owed us just under 47% of our total accounts receivable. At certain times there can be substantial amounts and concentrations of our accounts receivable, and if any of our major customers fails to pay us amounts owed in a timely manner, we could suffer a significant decline in cash flow and liquidity which could adversely affect our ability to pay our liabilities and to purchase inventory to sustain or expand our current sales volume and adversely affect our ability to continue our business.

In addition, the portions of our business sold through distributors and retail stores is characterized by long periods for collection from our customers and short periods for payment to our suppliers, the combination of which may cause us to have liquidity problems. We experience an average accounts settlement period ranging from one month to as high as two and half months from the time we deliver our products to the time we receive payment from our customers. In contrast, we typically need to place certain deposits and advances with our suppliers on a portion of the purchase price. Because our payment cycle is considerably shorter than our receivable collection cycle, we may experience working capital shortages. Working capital management, including prompt and diligent billing and collection, is an important factor in our results of operations and liquidity. System problems, industry trends, our customers’ liquidity problems or payment practices or other issues may extend our collection period, which would adversely impact our liquidity, our ability to pay our liabilities and to purchase inventory to sustain or expand our current sales volume, and adversely affect our ability to continue our business.

Our future growth and profitability may be adversely affected if our marketing initiatives are not effective in generating sufficient levels of brand awareness.

A significant portion of our sales have been derived from the sale of night vision display electronics and from research and development contracts with suppliers to, or directly with the U.S. government and other customers. As a result of the sale in June 2012 of the TDG Assets, our revenues from these sources will decline significantly or be eliminated, and our business plan contemplates a transition primarily to the consumer, commercial and industrial markets. Our future growth and profitability from our consumer, commercial and industrial products will depend in large part upon the effectiveness and efficiency of our marketing efforts, including our ability to:

•	create awareness of our brand and products, including general awareness of this new Video Eyewear product category;

•	identify the most effective and efficient levels of spending for marketing expenditures in our new target market;

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•	effectively manage marketing costs (including creative and media) in order to maintain acceptable operating margins and return on marketing investment;

•	successfully offer to sell our products or license our technology to third party companies for sale under their own brand name as OEM partners;

•	select the right markets in which to market our products; and

•	convert consumer awareness into actual product purchases.

Our planned marketing expenditures may not result in increased total sales or generate sufficient levels of product and brand name awareness. We may not be able to manage our marketing expenditures on a cost-effective basis.

If we fail to accurately forecast seasonal demand for our consumer Video Eyewear products, our results of operations for the entire fiscal year may be materially adversely affected.

Historically, a high percentage of our consumer Video Eyewear product annual sales have been attributable to the winter holiday selling season. Like many manufacturers of consumer electronics products, we must make merchandising and inventory decisions for the winter holiday selling season well in advance of actual sales. Further compounding the difficulty of this forecasting are other fluctuations in demand for the consumer electronics products that work with our Video Eyewear products, often due to the same seasonal influences, as well as technological advances and new models which are often introduced later in the calendar year. Inaccurate projections of demand or deviations in the demand for our products may cause large fluctuations in our fourth quarter results and could have a material adverse effect on our results of operations for the entire fiscal year.

Our products require ongoing research and development and we may experience technical problems or delays and we may not have the funds necessary to continue their development, which could lead our business to fail.

Our research and development efforts remain subject to all of the risks associated with the development of new products based on emerging and innovative technologies, including, for example, unexpected technical problems or the possible insufficiency of funds for completing development of these products. If we experience technical problems or delays, further improvements in our products and the introduction of future products could be delayed, and we could incur significant additional expenses and our business may fail.

We anticipate that we will require additional funds to maintain our current levels of expenditure for research and development of new products and technologies, and to obtain and maintain patents and other intellectual property rights in these technologies, the timing and amount of which are difficult to forecast. Any funds we need may not be available on commercially reasonable terms or at all. If we cannot obtain the necessary additional capital when needed, we might be forced to reduce our research and development efforts which would materially and adversely affect our business. If we attempt to raise capital in an offering of shares of our common stock, preferred stock, convertible securities or warrants, our then-existing stockholders’ interests will be diluted.

Increased competition may result in decreased demand or lower prices for our products.

Competition in the consumer electronics display markets for our products is intense and we may not be able to compete successfully. We compete with several companies, most of whom are much larger than us, including entities that supply some of the key components used in our products. Our competitors could develop new technologies or products that may be superior to ours, including products that target markets in which our products are sold. Many of our existing and potential competitors have strong market positions, considerable internal manufacturing capacity, established intellectual property rights and substantial in-house technological capabilities. Furthermore, they also have greater financial, technical, manufacturing, and marketing resources than we do, and we may not be able to compete successfully with them.

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We expect competition to increase. This could mean lower prices or reduced demand for our products. Any of these developments would have an adverse effect on our operating results.

We depend on advances in technology by other companies and if those advances do not materialize, some of our anticipated new products could be delayed or cancelled.

We rely on and will continue to rely on technologies (including microdisplays) that are developed and produced by other companies. The commercial success of certain of our planned future products will depend in part on advances in these and other technologies by other companies. We may, from time to time, contract with and support companies developing key technologies in order to accelerate the development of them for our specific uses. Such activities might not result in useful technologies or components for us. We are attempting to mitigate this risk by developing our own microdisplay technologies, but there can be no assurance that we will be successful in doing so.

We depend on third parties to provide integrated circuit chip sets and other critical components for use in our products.

We do not manufacture the integrated circuit chip sets, optics, backlights, printed circuit boards or other electronic components which are used in our products. Instead, we purchase them from third party suppliers or rely on third party independent contractors for these integrated circuit chip sets and other critical components, some of which are customized or specially made for us. We also may use third parties to assemble all or portions of our products. Some of these third party contractors and suppliers are small companies with limited financial resources. If any of these third party contractors or suppliers were unable or unwilling to supply these integrated circuit chip sets or other critical components to us, we would be unable to manufacture and sell our products until a replacement supplier could be found. We cannot assure investors that a replacement third party contractor or supplier could be found on reasonable terms or in a timely manner. Any interruption in our ability to manufacture and distribute our products could cause our display business to be unsuccessful and the value of investors’ investment in us may decline.

In preparing our consolidated financial statements, our management determined that our disclosure controls and procedures and internal controls were ineffective as of December 31, 2012 which could result in material misstatements in our financial statements.

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting, as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended, or the Exchange Act. As of December 31, 2012, our management has determined that our disclosure controls and procedures and internal controls were ineffective because of material weaknesses including a financial reporting and close process that does not ensure accurate financial reporting on a timely basis, limited segregation of duties, lack of adequate monitoring of subsidiaries, and weaknesses in our inventory control.

We intend to implement remedial measures designed to address the ineffectiveness of our disclosure controls and procedures and internal controls, including the hiring of additional staff and the development, assessment, implementation and testing of the changes in controls and procedures that we believe are necessary to conclude that the material weakness has been remediated. If these remedial measures are insufficient to address the ineffectiveness of our disclosure controls and procedures and internal controls, or if material weaknesses or significant deficiencies in our internal control are discovered or occur in the future and the ineffectiveness of our disclosure controls and procedures and internal controls continues, we may fail to meet our future reporting obligations on a timely basis, our consolidated financial statements may contain material misstatements, we could be required to restate our prior period financial results, our operating results may be harmed, and we may be subject to class action litigation. Any failure to address the ineffectiveness of our disclosure controls and procedures could also adversely affect the results of the periodic management evaluations regarding the effectiveness of our internal control over financial reporting and our disclosure controls and procedures that are required to be included in our annual report on Form 10-K. Internal control deficiencies and ineffective disclosure controls and procedures could also cause investors to lose confidence in our reported financial information. We can give no assurance that the measures we plan to take in the future will remediate the ineffectiveness of our disclosure controls and procedures or that any material weaknesses or restatements of financial results will not arise in the future due to a failure to implement and maintain adequate internal control over financial reporting or adequate disclosure controls and procedures or circumvention of these controls. In addition, even if we are successful in strengthening our controls and procedures, in the future those controls and procedures may not be adequate to prevent or identify irregularities or errors or to facilitate the fair presentation of our consolidated financial statements.

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If we fail to keep pace with changing technologies, our business and results of operations may be materially adversely affected.

Rapidly changing customer requirements, evolving technologies and industry standards characterize the consumer electronics, wireless phone, and display industries. To achieve our goals, we need to enhance our existing products and develop and market new products that keep pace with continuing changes in industry standards, requirements and customer preferences. If we cannot keep pace with these changes, our business could suffer. For example, the market segment for our new Smart Glass Video Eyewear, a hands-free cloud computing product that we are developing, may not develop or may take longer to develop than we anticipate which may impact our ability to grow revenues.

If microdisplay-based personal displays do not gain some reasonable level of acceptance in the market for mobile displays, our business strategy may fail.

The mobile display market is dominated by displays larger than one-inch, based on direct view liquid crystal display, or LCD and organic light emitting display, or OLED technology. A number of companies have made and continue to make substantial investments in, and are conducting research to improve characteristics of, small direct view LCDs. Many of the leading manufacturers of these larger direct view LCDs, including LG Electronics, Royal Philips Electronics, Samsung Electronics Co., Ltd., Sony Corporation and Sharp Corporation, are large, established companies with global marketing capabilities, widespread brand recognition and extensive financial resources. Advances in direct view LCD and OLED technology or other technologies may overcome their current limitations and permit them to remain or become more attractive technologies for personal viewing applications, which could limit the potential market for our Video Eyewear technology and cause our business strategy to fail.

Another product incorporating recently developed technology is a handheld projector that utilizes micro-displays and optics to project digital images onto any nearby viewing surface, such as a wall. These devices are referred to as pocket projectors or Pico projectors and are designed to overcome the limitations of the native small screen on smartphones and other mobile devices. As a result we view Pico projector as an competitive alternative to our mobile displays. Pico projectors use either liquid crystal on silicon displays (LCOS) or color lasers to create their image. To date we believe Pico projectors have had higher unit sales than Video Eyewear primarily because of their cost advantage, which results from their requiring only a single display.

It is difficult to assess or predict with any certainty the potential size, timing and viability of market opportunities for our microdisplay-based Video Eyewear products or their market acceptance. Market acceptance of Video Eyewear technology will depend, in part, upon consumer acceptance of near-to-eye displays and upon microdisplay technology providing benefits comparable to or greater than those provided by alternative direct view display technology at a competitive price. Video Eyewear products work best when used close to the eye, which may not be acceptable to consumers. Such acceptance may depend on the relative complexity, reliability, usefulness and cost-effectiveness of our near-eye display products compared to other display products available in the market or that may be developed by our competitors. In addition, our products are not designed for a shared experience amongst multiple viewers at the same time. Potential customers may be reluctant to adopt our Video Eyewear products because of concerns surrounding perceived risks relating to use and the fact that it is a new technology. If consumers fail to accept near-to-eye displays in the numbers we anticipate or as soon as we anticipate, the sales of our Video Eyewear products and our results of operations would be adversely affected and our business strategy may fail.

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There are a number of competing providers of microdisplay-based personal display technology and we may fail to capture a substantial portion of the personal display market.

In addition to competing with direct view displays, we also compete with microdisplay-based personal display technologies that have been developed by other companies. Our primary personal display competitors include Carl Zeiss, Inc., Sony, Epson, Brother International, 5DT Inc., eMagin Corporation, Kopin Corporation (Kopin), MicroVision, Inc. (Microvision), Lumus Ltd. (Lumus), Kaiser Electro Optics Inc., TDG Acquisition Company, LLC (the purchaser of the TDG Assets, now operating as Six15 Technologies) in certain markets, and Accupix of Korea. In addition, Google has demonstrated a concept monocular pair of glasses, called Google Glass that they have announced that they will introduce commercially in 2013 or 2014. Oculus, a company which is expected to enter the market in 2013, is attempting to introduce a very wide field of view head worn goggle system. Further, industry blogs have speculated that companies such as Apple and Microsoft may offer or support AR Video Eyewear products in the near future. Most of our competitors have greater financial, marketing, distribution and technical resources than we do. Moreover, our competitors may succeed in developing new microdisplay-based personal display technologies and near-eye products that are more affordable or have more or more desirable features than our technology. If our products are unable to capture a reasonable portion of the personal display market, our business strategy may fail.

Our business and products are subject to government regulation and we may incur additional compliance costs or, if we fail to comply with applicable regulations, may incur fines or be forced to suspend or cease operations.

Our products must comply with certain requirements of the U.S. Federal Communications Commission (FCC) regulating electromagnetic radiation in order to be sold in the United States and with comparable requirements of the regulatory authorities of the European Union, or EU, and other jurisdictions in order to be sold in those jurisdictions. We are also subject to various governmental regulations related to toxic, volatile, and other hazardous chemicals used in the third party components incorporated into our products, including the Restriction of Certain Hazardous Substances Directive, or RoHS, issued by the EU effective July 1, 2006. This directive restricts the distribution of products within the EU that exceed very low maximum concentration values of certain substances, including lead.

We believe that all our current products comply with the regulations of the jurisdictions in which they are sold. From time to time, our products are subject to new domestic and international requirements. Compliance with regulations enacted in the future could substantially increase our cost of doing business or otherwise have a material adverse effect on our results of operations and our business. Any inability by us to comply with regulations in the future could result in the imposition of fines or in the suspension or cessation of our operations or sales in the applicable jurisdictions. Any such inability by us to comply with regulations may also result in our not being permitted, or limit our ability to ship our products, which would adversely affect our revenue and ability to achieve or maintain profitability.

Our products will likely experience rapidly declining unit prices and we may not be able to offset that decline with production cost decreases or higher unit sales.

In the markets in which we expect to compete, prices of established consumer electronics display products tend to decline significantly over time. In order to maintain our profit margins over the long term, we believe that we will need to continuously develop product enhancements and new technologies that will either slow price declines of our products or reduce the cost of producing and delivering our products. While we anticipate many opportunities to reduce production costs over time, we may not be able to reduce our component costs. We expect to attempt to offset the anticipated decrease in our average selling price by introducing new products, increasing our sales volumes or adjusting our product mix. If we fail to do so, our results of operations will be materially and adversely affected.

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If we cannot obtain and maintain appropriate patent and other intellectual property rights protection for our technology, our business will suffer.

The value of our personal display and related technologies is dependent on our ability to secure and maintain appropriate patent and other intellectual property rights protection. We intend to continue to pursue additional patent protection for our new products and technology. Although we own many patents covering our technology that have already been issued, we may not be able to obtain additional patents that we apply for, our patents may be found invalid if challenged and our patents may not afford the degree of protection that we desire or require.

Any patent or trademark owned by us may be challenged and invalidated or circumvented. Patents may not issue from any of our pending or future patent applications. Any claims and issued patents or pending patent applications may not be broad or strong enough to adequately protect our business. Effective intellectual property protection may be unavailable or limited in certain foreign countries.

Unauthorized parties may attempt to copy or otherwise use aspects of our processes and devices that we regard as proprietary. Policing unauthorized use of our proprietary information and technology is difficult and our efforts to do so may not prevent misappropriation of our technologies. We may become engaged in litigation to protect or enforce our patent and other intellectual property rights or in International Trade Commission proceedings to abate the importation of goods that would compete unfairly with our products and, if unsuccessful, these actions could result in the loss of patent or other intellectual property rights protection for the key technologies on which our business strategy depends.

We rely in part on unpatented proprietary technology, and others may independently develop the same or similar technology or otherwise obtain access to our unpatented technology. We require employees, consultants, financial advisors and strategic partners to enter into confidentiality agreements, but these agreements may not provide sufficient protection for our trade secrets, know-how or other proprietary information

Our products could infringe on the intellectual property rights of others.

Companies in the consumer electronics, wireless communications, semiconductor and display industries steadfastly pursue and protect intellectual property rights. This has resulted in considerable and costly litigation to determine the validity of patents and claims by third parties of infringement of patents or other intellectual property rights. Our products could be found to infringe on the intellectual property rights of others. Other companies may hold or obtain patents or inventions or other proprietary rights in technology necessary for our business. Periodically, other companies inquire about our products and technology in their attempts to assess whether we violate their intellectual property rights. If we are forced to defend against infringement claims, we may face costly litigation, diversion of technical and management personnel, and product shipment delays, even if the allegations of infringement are unwarranted.  See – “Legal Proceedings” for a description of a pending legal proceeding related to intellectual property. If there is a successful claim of infringement against us and we are unable to develop non-infringing technology or license the infringed or similar technology on a timely basis, or if we are required to cease using one or more of our business or product names due to a successful trademark infringement claim against us, it could adversely affect our business.

If we lose our rights under our third-party technology licenses, our operations could be adversely affected .

Our business depends in part on technology rights licensed from third parties. We could lose our exclusivity or other rights to use the technology under our licenses if we fail to comply with the terms and performance requirements of the licenses. In addition, certain licensors may terminate a license upon our breach and have the right to consent to sublicense arrangements. If we were to lose our rights under any of these licenses, or if we were unable to obtain required consents to future sublicenses, we could lose a competitive advantage in the market, and may even lose the ability to commercialize certain products or technologies completely. Either of these results could substantially decrease our revenues.

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Our business may expose us to product liability claims for damages resulting from the design or manufacture of our products. Product liability claims, whether or not we are ultimately held liable for them, could have a material adverse effect on our business and results of operations

We may be subject to product liability claims if any of our products are alleged to be defective or cause harmful effects. Product liability claims or other claims related to our products, regardless of their outcome, could require us to spend significant time and money in litigation, divert management time and attention, require us to pay significant damages, harm our reputation or hinder acceptance of our products. Any successful product liability claim may prevent us from obtaining adequate product liability insurance in the future on commercially desirable or reasonable terms. An inability to obtain sufficient insurance coverage at an acceptable cost or otherwise to protect against potential product liability claims could prevent or inhibit the commercialization of our products.

Our products may be subject to future health and safety regulations that could increase our development and production costs.

Products incorporating microdisplays could become subject to new health and safety regulations that would reduce our ability to commercialize the near-eye display products. Compliance with any such new regulations could increase our cost to develop and produce products using the microdisplay display engine and adversely affect our financial results.

Our dependence on sales to distributors increases the risks of managing our supply chain and may result in excess inventory or inventory shortages.

We expect the majority of our distributor relationships for our Video Eyewear products and their accessories to involve distributors taking inventory positions and reselling to multiple customers. Under some typical distributor relationships, we would not recognize revenue until the distributors sell the product through to their end user customers and receive payment thereon; however, at this time we do not currently enter into these types of arrangements. Our distributor relationships may reduce our ability to forecast sales and increase risks to our business. Since our distributors would act as intermediaries between us and the end user customers or resellers, we would be required to rely on our distributors to accurately report inventory levels and production forecasts. This may require us to manage a more complex supply chain and monitor the financial condition and credit worthiness of our distributors and their major end user customers. Our failure to manage one or more of these risks could result in excess inventory or shortages that could adversely impact our operating results and financial condition.

Our operating results may be adversely impacted by worldwide political and economic uncertainties and specific conditions in the markets we address.

In the recent past, general worldwide economic conditions have experienced a downturn due to slower economic activity, concerns about inflation, large government debt levels and operating deficits, increased energy costs, decreased consumer confidence, reduced corporate profits and capital spending, and adverse business conditions. Any continuation or worsening of the current global economic and financial conditions could materially adversely affect (i) our ability to raise, or the cost of, needed capital, and (ii) demand for our current and future products. We cannot predict the timing, strength, or duration of any economic slowdown or subsequent economic recovery, worldwide, or in the display industry.

Our results of operations may suffer if we are not able to successfully manage our increasing exposure to foreign exchange rate risks.

A substantial majority of our sales and cost of components are denominated in U.S. dollars. As our business grows both our sales and production costs may increasingly be denominated in other currencies. Where such sales or production costs are denominated in other currencies, they are converted to U.S. dollars for the purpose of calculating any sales or costs to us. Our sales may decrease as a result of any appreciation of the U.S. dollar against these other currencies.

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The majority of our current expenditures are incurred in U.S. dollars and many of our components come from countries that currently peg their currency against the U.S. dollar. If the pegged exchange rates should change adversely or be allowed to float up, additional U.S. dollars will be required to fund our purchases of these components.

Although we do not currently enter into currency option contracts or engage in other hedging activities, we may do so in the future. We cannot assure you that we will undertake any such hedging activities or that, if we do so, they will be successful in reducing the risks to us of our exposure to foreign currency fluctuations.

Due to our significant level of international operations, including the use of foreign contract manufactures, we are subject to international operational, financial, legal and political risks which could harm our operating results.

Currently, we purchase product components from our suppliers, engage third party contract manufacturing firms to perform electronic circuit board and cable assemblies, and perform the final assembly of our products ourselves in our Rochester, New York facility. We expect to continue to perform final assembly of our Video Eyewear products ourselves over the short term. However, if our volume increases and cost effective third party sourcing becomes feasible, we anticipate that we may outsource the bulk of the final assembly, with the possible exception of certain critical optical and display components. Accordingly, a substantial part of our operations, including manufacturing of certain components used in our products, are outside of the United States and many of our customers and suppliers have some or all of their operations in countries other than the United States. Risks associated with our doing business outside of the United States include:

•	compliance burdens and costs with a wide variety of foreign laws and regulations, particularly labor, environmental and other laws and regulations that govern our operations in those countries;

•	legal uncertainties regarding foreign taxes, tariffs, quotas, export controls, export licenses, import controls and other trade barriers;

•	economic instability and high levels of inflation in the countries of our suppliers and customers, particularly in the Asia-Pacific region, causing delays or reductions in orders for their products and therefore our sales;

•	political instability in the countries in which our suppliers operate, particularly in China and Taiwan;

•	changes or volatility in currency exchange rates.

•	difficulties in collecting accounts receivable and longer accounts receivable payment cycles; and

•	potentially adverse tax consequences.

Any of these factors could harm our own, our suppliers’ and our customers’ international operations and businesses and impair our and their ability to continue expanding into international markets.

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We may lose the services of key management personnel and may not be able to attract and retain other necessary personnel.

Changes in our management could have an adverse effect on our business. This is especially an issue while our staff is small. We are dependent upon the active participation of several key management personnel, including Paul J. Travers, our President and Chief Executive Officer. We do not carry key person life insurance on any of our senior management or other key personnel other than our CEO. While we have life insurance coverage on our CEO, we do not believe the coverage would be sufficient to completely protect us against losses we may suffer if his services were to become unavailable to us in the future. Our Executive Vice-President and Chief Financial Officer, Grant Russell, a Canadian citizen, currently has his principal residence in Vancouver, Canada and a second residence in Rochester, New York. If he becomes unable to legally or efficiently travel to and work in the United States, his ability to perform some of his duties could be materially adversely affected.

We must hire highly skilled technical personnel as employees and as independent contractors in order to develop our products. The competition for highly skilled technical, managerial and other personnel is at times intense. Our recruiting and retention success is substantially dependent on our ability to offer competitive salaries and benefits to our employees. We must compete with companies that possess greater financial and other resources than we do and that may be more attractive to potential employees and contractors. To be competitive, we may have to increase the compensation, bonuses, stock options and other fringe benefits offered to employees in order to attract and retain such personnel. The costs of retaining or attracting new personnel may have a material adverse effect on our business and operating results. If we fail to attract and retain the technical and managerial personnel we need to be successful, our business, operating results and financial condition could be materially adversely affected.

Our failure to effectively manage growth could harm our business.

Although, as a result of the sale of the TDG Assets, our product portfolio has recently been reduced, we have regularly expanded the number and types of products we sell, and we will endeavor to further expand our product portfolio. We must replace and regularly introduce on a timely basis new products and technologies, enhance existing products, and effectively stimulate customer demand for new products and upgraded versions of our existing products.

The replacement and expansion of our products places a significant strain on our management, operations and engineering resources. Specifically, the areas that are strained most by these activities include the following:

•	New Product Launch: With the growth of our product portfolio, we will experience increased complexity in coordinating product development, manufacturing, and shipping. As this complexity increases, it places a strain on our ability to accurately coordinate the commercial launch of our products with adequate supply to meet anticipated customer demand and effectively market to stimulate demand and market acceptance. We have experienced delays in the past. If we are unable to scale and improve our product launch coordination, we could frustrate our customers and lose retail shelf space and product sales;

•	Forecasting, Planning and Supply Chain Logistics: With the growth of our product portfolio, we will experience increased complexity in forecasting customer demand, in planning for production, and in transportation and logistics management. If we are unable to scale and improve our forecasting, planning and logistics management, we could frustrate our customers, lose product sales or accumulate excess inventory; and

•	Support Processes: To manage the growth of our operations, we will need to continue to improve our transaction processing, operational and financial systems, and procedures and controls to effectively manage the increased complexity. If we are unable to scale and improve these areas, the consequences could include: delays in shipment of product, degradation in levels of customer support, lost sales, decreased cash flows, and increased inventory. These difficulties could harm or limit our ability to increase our sales.

Our facilities and information systems and those of our key suppliers could be damaged as a result of disasters or unpredictable events, which could have an adverse effect on our business operations.

We operate the majority of our business from one location in the Rochester, New York area. We also rely on third party manufacturing plants in Asia and third party logistics, sales and marketing facilities in Japan and England, and in other parts of the world to provide key components of our Video Eyewear products and services necessary for our operations. If major disasters such as earthquakes, fires, floods, wars, terrorist attacks, computer viruses, transportation disasters or other events occur in any of these locations, or our information systems or communications network or those of any of our key component suppliers breaks down or operates improperly as a result of such events, our facilities or those of our key suppliers may be seriously damaged, and we may have to stop or delay production and shipment of our products. We may also incur expenses relating to such damages. If production or shipment of our products or components is stopped or delayed or if we incur any increased expenses as a result of damage to our facilities, our business, operating results and financial condition could be materially adversely affected.

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A failure of our information technology systems could materially adversely affect our business.

A failure or prolonged interruption in our information technology systems that compromises our ability to meet our customers' needs, or impairs our ability to record, process and report accurate information to the SEC could have a material adverse effect on our financial condition.

A breach of our cyber security systems could materially adversely affect our business.

A breach that compromises our proprietary data or our ability to meet our customers’ needs or impairs our ability to record, process and report accurate information could have a material adverse effect on our financial condition.

Terrorism and the uncertainty of future terrorist attacks or war could reduce consumer confidence which could adversely affect our operating results.

Terrorist acts or acts of war may cause damage or disruption to our facilities, information systems, vendors, employees and customers, which could significantly harm our sales and results of operations. In the future, fears of war or additional acts of terrorism may have a negative effect on consumer confidence or consumer discretionary spending patterns, as well as have an adverse effect on the economy in general. This impact may be particularly harmful to our business because we expect to rely heavily on discretionary consumer spending and consumer confidence levels.

Risks Related to Manufacturing

We do not manufacture our own microdisplays, one of the key components of our Video Eyewear products, and we may not be able to obtain the microdisplays we need.

We do not currently own or operate any manufacturing facilities for microdisplays, one of the key components in our Video Eyewear products. We currently purchase almost all of the microdisplays used in our products from Kopin. Our relationship with Kopin generally is on a purchase order basis and Kopin does not have a contractual obligation to provide adequate supply or acceptable pricing to us on a long-term basis. Kopin could discontinue sourcing merchandise for us at any time. If Kopin were to discontinue its relationships with us, or discontinue providing specific products to us, and we are unable to contract with a new supplier that can meet our requirements, or if Kopin or such other supplier were to suffer a disruption in their production, we could experience disruption of our inventory flow, a decrease in sales and the possible need to redesign our products. Any such event could disrupt our operations and have an adverse effect on our business, financial condition and results of operations. Recently several new LCOS and alternative OLED suppliers have begun offering microdisplays suitable for use in our products. These manufacturers include Syndiant, Texas Instruments, OmniVision, HiMax, eMagin, Silicon Microdisplay, and others. With new tooling and electronics any one of these alternative displays could be incorporated into our products but our costs of production could be higher and make our products uneconomic for the marketplace.

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Certain other components and services necessary for the manufacture of our products are available from only a limited number of sources, and other components and services are only available from a single source.

Our inability to obtain sufficient quantities of high quality components or services on a timely basis could result in future manufacturing delays, increased costs and ultimately in reduced or delayed sales or lost orders which could materially and adversely affect our operating results.

The consumer electronics industry is subject to significant fluctuations in the availability of components. If we do not properly anticipate the need for critical components, we may be unable to meet the demands of our customers and end-users.

The availability of certain of the components that we require to produce our Video Eyewear products may decrease. As the availability of components decreases, the cost of acquiring those components ordinarily increases. High growth product categories such as the consumer electronics and mobile phone markets have experienced chronic shortages of components during periods of exceptionally high demand. If we do not properly anticipate the need for or procure critical components, we may pay higher prices for those components, our gross margins may decrease and we may be unable to meet the demands of our customers and end-users, which could reduce our competitiveness, cause a decline in our market share and have a material adverse effect on our results of operations.

Unanticipated disruptions in our operations or slowdowns by our suppliers, distributors and shipping companies could adversely affect our ability to deliver our products and service our customers.

Our ability to provide high quality customer service, process and fulfill orders and manage inventory depends on the efficient, timely and uninterrupted performance of our manufacturing and distribution facilities and our management information systems and the facilities and systems of our third party suppliers, distributors and shipping companies.

Any material disruption or slowdown in the operation of our manufacturing and distribution facilities or our management information systems, or comparable disruptions or slowdowns suffered by our principal suppliers, distributors or shippers could cause delays in our ability to receive, process and fulfill customer orders and may cause orders to be canceled, lost or delivered late, goods to be returned or receipt of goods to be refused. If any of these events occur, our sales and operating results could be materially and adversely affected.

Risks Related to Our Common Stock and The Offering

The price of our common stock has been highly volatile and an investment in our common stock could suffer a decline in value.

The market price of our common has been highly volatile since it began trading on the TSX Venture Exchange (TSX-V) and the OTCQB. It will likely be characterized by significant price volatility when compared to more established public issuers for the foreseeable future.

Because our common stock is not listed on any U.S. national exchange, investors may find it difficult to buy and sell our shares.

Our common stock is listed on the TSX-V and not on any national exchange in the United States. Accordingly, investors in the United States may find it more difficult to buy and sell our shares than if our common stock was traded on an exchange in the United States. In addition, we anticipate that, upon the closing of this offering, our common stock will be delisted from the TSX-V, and there is no established trading market for the warrants being offered in this offering. Although our common stock is traded on the OTCQB it is an unorganized, inter-dealer, over-the-counter market which provides significantly less liquidity than the NASDAQ Capital Market or other national stock exchange. Therefore, prices for securities traded solely on the OTCQB may be difficult to obtain and purchasers of our shares may be unable to resell the securities at or near their issue price or at any price.

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The rights of holders of common stock may be impaired by the possible future issuance of preferred stock.

Our board of directors has the right, without stockholder approval, to issue preferred stock with voting, dividend, conversion, liquidation and other rights which could adversely affect the voting power and equity interest of the holders of common stock, which could be issued with the right to more than one vote per share, and could be utilized as a method of discouraging, delaying or preventing a change of control. The possible negative impact on takeover attempts could adversely affect the price of our common stock. Although we have no present intention to issue any shares of preferred stock or to create any additional series of preferred stock, we may issue these shares in the future.

The warrants are speculative in nature.

The warrants do not confer any rights of common stock ownership on its holders, such as voting rights or the right to receive dividends, but rather merely represent the right to acquire shares of common stock at a fixed price for a limited period of time. Specifically, commencing on the date of issuance, holders of the warrants may exercise their right to acquire the common stock and pay an exercise price of $2.25 per share, subject to downward price adjustment upon certain events, prior to five years from the date of issuance, after which date any unexercised warrants will expire and have no further value. Moreover, following this offering, the market value of the warrants is uncertain and there can be no assurance that the market value of the warrants will equal or exceed their public offering price. The warrants will not be listed or quoted for trading on any market or exchange. There can be no assurance that the market price of the common stock will ever equal or exceed the exercise price of the warrants, and consequently, whether it will ever be profitable for holders of the warrants to exercise the warrants.

Price adjustment provisions in the warrants being sold in this offering may make it more difficult and expensive for us to raise additional capital in the future and may result in further dilution to investors in this offering.

The warrants offered hereby provide that the exercise price will adjust to the lowest price per share at which additional shares (with certain exceptions) are issued or deemed to be issued (a “full-ratchet” adjustment). Because these price adjustment provisions will have the effect of lowering the price at which shares of our common stock are issued upon exercise of the warrants, if we are unable to raise additional capital at an effective price per share that is higher than the exercise price of these warrants, these provisions may make it more difficult and more expensive to raise capital in the future. In addition, a reduction in the exercise price of our warrants may result in additional dilution in the per share net tangible book value of the common stock you purchase in this offering to the extent that the adjusted exercise price of the warrants is less than the public offering price per share of the common stock being offered hereby.

The warrants contain anti-dilution protection.

The warrants being sold in this offering contain full-ratchet anti-dilution protection upon the issuance of any common stock, securities convertible into common stock or certain other issuances at a price below the then-existing exercise price of the warrants (with certain exceptions) and may make it more difficult and expensive for us to raise additional capital at prevailing market terms in the future.

Our management will have broad discretion over the use of the net proceeds from this offering and we may use the net proceeds in ways with which you disagree.

We currently intend to use the net proceeds from this offering to complete the commercialization of our Smart Glass M100 and VFX720 video headphone products, and waveguide technologies, repayment of approximately $2,024,500 in debt (including a $200,000 prepayment penalty), and for working capital and general corporate purposes. We have not allocated specific amounts of the net proceeds from this offering for any of the foregoing purposes. Accordingly, our management will have significant discretion and flexibility in applying the net proceeds of this offering. You will be relying on the judgment of our management with regard to the use of these net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. It is possible that the net proceeds will be invested in a way that does not yield a favorable, or any, return for us or our stockholders. The failure of our management to use such funds effectively could have a material adverse effect on our business, prospects, financial condition, and results of operation.

Additional stock offerings in the future may dilute your percentage ownership of our company.

Given our plans and expectations that we may need additional capital and personnel, we may need to issue additional shares of common stock or securities convertible or exercisable for shares of common stock, including convertible preferred stock, convertible notes, stock options or warrants. The issuance of additional securities in the future will dilute the percentage ownership of then current stockholders.

We have not paid dividends in the past and do not expect to pay dividends in the future. Any return on your investment will likely be limited to the value of our common stock.

We have never paid cash dividends on our common stock and do not anticipate paying cash dividends in the foreseeable future. The payment of dividends on our common stock will depend on earnings, financial condition, debt covenants in place, and other business and economic factors affecting us at such time as our board of directors may consider relevant. If we do not pay dividends, our common stock may be less valuable because a return on your investment will only occur if our stock price appreciates.

Because our common stock is subject to the SEC's penny stock rules, broker-dealers may experience difficulty in completing customer transactions and trading activity in our securities may be adversely affected.

Since the recent reverse stock split of our common stock effective February 6, 2013, the market price of our common stock has fluctuated at prices above and below $5.00 per share. The offering price of our shares under this offering is $2.00 per share. Unless our securities become listed on a U.S. national securities exchange, or our common stock achieves and maintains a market price per share of $5.00 or more, transactions in our common stock will be subject to the SEC's “penny stock” rules. As a result, broker-dealers may find it difficult to effectuate customer transactions and trading activity in our securities may be adversely affected.

Under these rules, broker-dealers who recommend such securities to persons other than institutional accredited investors must:

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•	make a special written suitability determination for the purchaser;
•	receive the purchaser’s written agreement to the transaction prior to sale or purchase;
•	provide the purchaser with risk disclosure documents which identify certain risks associated with investing in “penny stocks” and which describe the market for these “penny stocks” as well as a purchaser’s legal remedies; and

•	obtain a signed and dated acknowledgment from the purchaser demonstrating that the purchaser has actually received the required risk disclosure document before a transaction in a "penny stock" can be completed.

As a result, if our common stock again becomes subject to the penny stock rules, the market price of our securities may be depressed, and you may find it more difficult to sell our securities.

If management continues to own a significant percentage of our outstanding common stock, management may prevent other stockholders from influencing significant corporate decisions.

Following the offering, our officers and directors will own approximately 33.8% of the outstanding shares of our common stock. As a result, our management will exercise significant control over matters requiring stockholder approval, including the election of our board of directors, the approval of mergers and other extraordinary transactions, as well as the terms of any of these transactions. This concentration of ownership could have the effect of delaying or preventing a change in our control or otherwise discouraging a potential acquirer from attempting to obtain control of us, which could in turn have an adverse effect on the fair market value of our company and our common stock. The interests of these and other of our existing stockholders may conflict with the interests of our other stockholders.

You will experience immediate and substantial dilution as a result of this offering and may experience additional dilution in the future.

You will incur immediate and substantial dilution as a result of this offering. After giving effect to the sale by us of up to 3,500,000 shares offered in this offering at the public offering price of $2.00 per share and 3,500,000 warrants at the public offering price of $0.0001 per warrant, and after deducting the underwriter’s discount and estimated offering expenses payable by us, investors in this offering can expect an immediate dilution of $1.84 per share. In addition, in the past, we issued options and warrants to acquire shares of common stock. To the extent these options or warrants are ultimately exercised, you will sustain future dilution.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA

This prospectus contains forward-looking statements. Such forward-looking statements include those that express plans, anticipation, intent, contingency, goals, targets or future development and/or otherwise are not statements of historical fact. These forward-looking statements are based on our current expectations and projections about future events and they are subject to risks and uncertainties known and unknown that could cause actual results and developments to differ materially from those expressed or implied in such statements.

In some cases, you can identify forward-looking statements by terminology, such as "expects," "anticipates," "intends," "estimates," "plans," "believes," "seeks," "may," "should", "could" or the negative of such terms or other similar expressions. Accordingly, these statements involve estimates, assumptions and uncertainties that could cause actual results to differ materially from those expressed in them. Any forward-looking statements are qualified in their entirety by reference to the factors discussed throughout this prospectus.

You should read this prospectus and the documents that we reference herein and therein and have filed as exhibits to the registration statement, of which this prospectus is part, completely and with the understanding that our actual future results may be materially different from what we expect. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Because the risk factors referred to above could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made by us or on our behalf, you should not place undue reliance on any forward-looking statements. These risks and uncertainties, along with others, are described above under the heading "Risk Factors." Further, any forward-looking statement speaks only as of the date on which it is made, and, except as may be required under applicable securities laws, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict which factors will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of the information presented in this prospectus, and particularly our forward-looking statements, by these cautionary statements.

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USE OF PROCEEDS

We estimate that the net proceeds from the sale of the common stock and warrants offered pursuant to this prospectus will be approximately $5.7 million, or approximately $6.7 million if the underwriters exercise in full their option to purchase 525,000 additional shares and 525,000 warrants, based upon the public offering price of $2.00 per share and $0.0001 per warrant, and after deducting the underwriting discount and the estimated offering expenses that are payable by us.

We currently intend to use the net proceeds from this offering to complete commercialization of our M100 Smart Glasses and VFX720 video headphone products, and waveguide technologies, repayment of debt in the amount of approximately $2,024,500 (including a $200,000 prepayment penalty and accrued interest), and for working capital and general corporate purposes. Of the debt we intend to repay, approximately $69,000 consists of notes, which have an interest rate of 18%. The remaining debt we intend to repay consists of bank loans of approximately $112,500 which have an interest rate of 4.25% and are payable on demand, convertible debentures in the principal amount of $1,000,000 (the prepayment of which will result in us incurring a $200,000 penalty), which have an interest rate of 16% and mature on March 31, 2018, and a convertible debenture in the principal amount of $619,122, which has an interest rate of 18% and matures on October 15, 2013. We used the proceeds from the notes, the debentures and the bank loans for working capital.

We have not yet determined the amount of net proceeds to be used specifically for any of the foregoing purposes. Accordingly, our management will have significant discretion and flexibility in applying the net proceeds from this offering. Pending any use as described above, we intend to invest the net proceeds in high-quality, short-term, interest-bearing securities.

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PRICE RANGE OF COMMON STOCK

Our common stock currently trades on the TSX Venture Exchange, or the “TSX-V”, under the symbol “VZX”. Trading of our common stock on the TSX-V began on January 4, 2010. Prior to January 4, 2010, there was no public market for our common stock. The following table shows the reported high and low closing bid quotations per share (in Canadian $) for our common stock based on information provided by the TSX-V. We anticipate that, upon the closing of this offering, our common stock will be delisted from the TSX-V.

	High	Low
Year ending December 31, 2013
Third Quarter (as of July 30, 2013)	$6.80	$4.55
Second Quarter	8.00	2.01
First Quarter	9.50	4.10
Year ending December 31, 2012
Fourth Quarter	$4.50	$2.25
Third Quarter	4.50	2.25
Second Quarter	6.00	2.25
First Quarter	6.75	3.75
Year ended December 31, 2011
Fourth Quarter	$6.75	$3.00
Third Quarter	7.50	3.75
Second Quarter	8.25	5.25
First Quarter	9.00	4.50

Our common stock is quoted in the United States on the OTCQB under the symbol “VUZI” and in March 2011 on the Frankfurt Stock Exchange under the symbol “V7XN”.

The following table sets forth, for the fiscal quarters indicated, the high and low closing sales prices for our common stock as reported on the OTCQB. The quotations on the OTCQB reflect inter-dealer prices, without mark-up, mark-down or commission, and may not represent actual transactions.

	High	Low
Year ending December 31, 2013
Third Quarter (as of July 30, 2013)	$6.34	$4.30
Second Quarter	7.30	2.25
First Quarter	9.00	3.70
Year ending December 31, 2012
Fourth Quarter	$4.50	$2.25
Third Quarter	4.50	1.50
Second Quarter	6.00	2.25
First Quarter	6.75	3.75
Year ended December 31, 2011
Fourth Quarter	$6.75	$3.00
Third Quarter	7.50	4.50
Second Quarter	8.25	5.25
First Quarter	9.75	4.50

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The closing price of our common stock on the OTCQB on July 30, 2013 was $4.30 per share.

The prices listed in the above price tables are adjusted to reflect the 1 for 75 reverse stock split of our common stock, which was effective February 6, 2013.

As of July 30, 2013, we had approximately 126 stockholders of record of our common stock.

DIVIDEND POLICY

        We currently do not pay regular dividends on our outstanding stock. The declaration of any future dividends and, if declared, the amount of any such dividends, will be subject to our actual future earnings, capital requirements, regulatory restrictions, debt covenants, other contractual restrictions and to the discretion of our board of directors. Our board of directors may take into account such matters as general business conditions, our financial condition and results of operations, our capital requirements, our prospects and such other factors as our board of directors may deem relevant.

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DILUTION

If you invest in our securities, your interest will be immediately and substantially diluted to the extent of the difference between the public offering price per share of our common stock and the net tangible book value per share of our common stock after giving effect to this offering.

Our net tangible book value as of March 31, 2013 was $(7,841,744) or $(2.22) per share of common stock, based upon 3,536,865 shares outstanding. Historical net tangible book value per share is determined by dividing the number of outstanding shares of our common stock into our total tangible assets, or total assets less intangible assets, less our total liabilities. Investors participating in this offering will incur immediate, substantial dilution. After giving effect to (i) the sale of the 3,500,000 shares in this offering at the public offering price of $2.00 per share and the 3,500,000 warrants offered in this offering at the public offering price of $0.0001 per warrant, (ii) the conversion of $2,227,658 in aggregate principal amount of promissory notes, together with all interest accrued and unpaid thereon through the date of conversion, into 1,113,829 shares of our common stock and 1,113,829 warrants with the same terms as the warrants offered in this offering upon completion of this offering at the public offering price of $2.00 per share, (iii) the conversion of $1,532,051 in aggregate principal amount of accrued compensation, together with all interest accrued and unpaid thereon through the date of conversion, into 766,025 shares of our common stock and 766,025 warrants with the same terms as the warrants offered in this offering upon completion of this offering at the public offering price of $2.00 per share, (iv) the sale of $69,000 in promissory notes in June 2013, (v) the sale of a $200,000 convertible debenture on July 15, 2013 and the receipt of $170,000 in net proceeds after expenses therefrom; and (vi) the repayment of approximately $2,024,500 (including a prepayment penalty of $200,000) in other notes payable, long-term convertible debt, accrued interest and bank loans from the net proceeds received in this offering, after deducting underwriting discounts and commissions, and without taking into account any other changes in net tangible book value after March 31, 2013, our pro forma as adjusted net tangible book value at March 31, 2013 would have been approximately $1,428,000, or $0.16 per share. This represents an immediate increase in pro forma net tangible book value of approximately $2.38 per share to our existing stockholders, and an immediate dilution of $1.84 per share to investors purchasing shares in the offering.

Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of our common stock in this offering and the net tangible book value per share of our common stock immediately after this offering.

The following table illustrates the per share dilution to investors purchasing shares in the offering:

Public offering price per share		$2.00
Net tangible book value per share as of March 31, 2013	$(2.22)
Increase in net tangible book value per share attributable to this offering	$2.38

Pro Forma as adjusted net tangible book value per share after this offering		$0.16
Amount of dilution in pro forma net tangible book value per share to new investors in this offering		$1.84

The information above assumes that the underwriters do not exercise their over-allotment option. If the underwriters exercise their over-allotment option in full, the pro forma as adjusted net tangible book value will increase to $0.25 per share, representing an immediate increase to existing stockholders of $2.47 per share and an immediate dilution of $1.75 per share to new investors. If any shares are issued upon exercise of outstanding options or warrants, new investors will experience further dilution.

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CAPITALIZATION

The following table sets forth our capitalization, as of March 31, 2013:

•	on an actual basis;

•

on a pro forma basis to give effect to (i) the conversion of $1,755,570 in aggregate principal amount of promissory notes and unpaid accrued interest of $472,088 as of March 31, 2013, together with all further interest thereon accrued and unpaid through the date of conversion at the conversion price equal to the offering price of $2.00 per share into 1,113,829 shares of common stock and 1,113,829 warrants with the same terms as the warrants issued offered in this offering upon the closing of this offering; (ii) the conversion of $1,060,096 in aggregate principal amount of long-term accrued compensation and unpaid accrued interest of $471,954 as of March 31, 2013, together with all further interest thereon accrued and unpaid through the date of conversion at the conversion price equal to the offering price of $2.00 per share into 766,025 shares of common stock and 766,025 warrants with the same terms as the warrants offered in this offering; (iii) the sale of $69,000 in promissory notes in June 2013, and (iv) the sale of a $200,000 convertible debenture on July 15, 2013 and the receipt of $170,000 in net proceeds after expense therefrom; and

•

on a pro forma as adjusted basis assuming the events described above and to give effect to (i) the sale of the 3,500,000 shares and 3,500,000 warrants in this offering at the public offering price of $2.00 per share and $0.0001 per warrant, after deducting underwriting discounts and commissions and other estimated offering expenses payable by us, and (ii) the repayment of approximately $2,024,500 (including a $200,000 prepayment penalty) in other notes payable, convertible long-term debt, accrued interest and bank loans from the net proceeds received in this offering.

You should consider this table in conjunction with our consolidated financial statements and the accompanying notes to those financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	March 31, 2013
	Actual	Pro Forma	Pro Forma As Adjusted
Cash and cash equivalents	$532,426	$771,426	$4,567,032

Current and Long-term debt	3,465,723	1,979,153	178,531
Current and Long Term Accrued Interest	1,011,194	67,152	43,289
Long Term Accrued Compensation	1,060,096	-	-
Capital Leases	78,914	78,914	78,914
Total debt obligations	5,615,927	2,125,219	300,734
Stockholders’ Equity:
Preferred stock:
Preferred Stock ($0.001 par value), 5,000,000 shares authorized and 0 shares issued and outstanding	—	—	—
Common Stock:
Common stock ($0.001 par value), 700,000,000 shares authorized, 3,536,865 shares issued and outstanding, actual, 5,416,719 shares issued and outstanding, pro forma; 8,916,719 shares issued and outstanding, pro forma as adjusted	3,537	5,417	8,917
Additional paid-in capital	20,019,153	23,776,981	29,513,481
Accumulated (deficit)	(27,082,603)	(27,082,603)	(27,538,401)

Total stockholders’ equity (deficit)	(7,059,913)	(3,300,205)	1,983,997

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read together with our financial statements and the related notes appearing elsewhere in this prospectus. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. See “Cautionary Note Regarding Forward-Looking Statements and Industry Data” for a discussion of the uncertainties, risks and assumptions associated with these statements. Actual results and the timing of events could differ materially from those discussed in our forward-looking statements as a result of many factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We are engaged in the design, manufacture, marketing and sale of devices that are worn like eyeglasses and feature built-in video screens that enable the user to view video and digital content, such as movies, computer data, the Internet or video games. Our products (known commercially as Video Eyewear, but also commonly referred to as virtual displays, wearable displays, personal viewers, Smart Glasses, head mounted displays (or HMDs), or near-to-eye displays (or NEDs)) are used to view high-resolution video and digital information primarily from mobile electronic devices (such as cell phones, portable media players, gaming systems and laptop computers) and from desktop computers. Our products provide the user a viewing experience that simulates viewing a large screen television or a desktop computer monitor.

Our Video Eyewear products feature high performance miniature display modules, low power electronics and related optical systems. We produce both monocular and binocular Video Eyewear devices that we believe are excellent solutions for many mobile computer or video viewing requirements. With respect to our Video Eyewear products, we focus on the consumer markets for gaming and mobile video while our Virtual and Augmented Reality products are also sold in the consumer, industrial, commercial, academic and medical markets. The consumer electronics and mobile phone accessory markets in which we compete has been subject to rapid technological change including the rapid adoption of tablets and most recently larger screen sizes and display resolutions along with declining prices on mobile phones, and as a result we must continue to improve our products’ performance and lower our costs. Today, we believe our intellectual property portfolio gives us a leadership position in microdisplay electronics, waveguides, ergonomics, packaging, motion tracking and optical systems.

Critical Accounting Policies and Significant Developments and Estimates

The discussion and analysis of our financial condition and results of operations are based on our financial statements and related notes appearing elsewhere in this prospectus. The preparation of these statements in conformity with generally accepted accounting principles requires the appropriate application of certain accounting policies, many of which require us to make estimates and assumptions about future events and their impact on amounts reported in our financial statements, including the statement of operations, balance sheet, cash flow and related notes. Since future events and their impact cannot be determined with certainty, the actual results will inevitably differ from our estimates. Such differences could be material to the financial statements.

We believe that our application of accounting policies, and the estimates inherently required therein, are reasonable. These accounting policies and estimates are periodically reevaluated, and adjustments are made when facts and circumstances dictate a change. Historically, we have found our application of accounting policies to be appropriate, and actual results have not differed materially from those determined using necessary estimates.

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Our accounting policies are more fully described in the notes to our financial statements included in this prospectus. In reading our financial statements, you should be aware of the factors and trends that our management believes are important in understanding our financial performance. Since the sale of the TDG Assets in June 2012, we no longer sell night vision display drive electronics, the Tac-Eye line of Video Eyewear products, and a full range engineering services to defense customers, which will materially reduce our revenue and cash flow in the future. In accordance with ASC 205-20, the sale of the TDG Assets has been accounted for as discontinued operations and accordingly the operating results of the TDG Assets for the years ending December 31, 2012 and 2011 have been reclassified as discontinued operations on our consolidated Statements of Operations. The critical accounting policies, judgments and estimates that we believe have the most significant effect on our financial statements are:

•	valuation of inventories;
•	carrying value of long-lived assets;
•	valuation of patents and trademarks;
•	revenue recognition;
•	product warranty;
•	stock-based compensation; and
•	income taxes.

Valuation of Inventories

Inventory is stated at the lower of cost or market, with cost determined on a first-in, first-out method. Inventory includes purchased parts and components, work in process and finished goods. Provisions for excess, obsolete or slow moving inventory are recorded after periodic evaluation of historical sales, current economic trends, forecasted sales, estimated product lifecycles and estimated inventory levels. Purchasing practices, electronic component obsolescence, accuracy of sales and production forecasts, introduction of new products, product lifecycles, product support and foreign regulations governing hazardous materials are the factors that contribute to inventory valuation risks. Exposure to inventory valuation risks is managed by maintaining safety stocks, minimum purchase lots, managing product and end-of-life issues brought on by aging components or new product introductions, and by utilizing certain inventory minimization strategies such as vendor-managed inventories. The accounting estimate related to valuation of inventories is considered a “critical accounting estimate” because it is susceptible to changes from period-to-period due to the requirement for management to make estimates relative to each of the underlying factors, ranging from purchasing, to sales, to production, to after-sale support. If actual demand, market conditions or product lifecycles differ from estimates, inventory adjustments to lower market values would result in a reduction to the carrying value of inventory, an increase in inventory write-offs and a decrease to gross margins.

Carrying Value of Long-Lived Assets

If facts and circumstances indicate that a long-lived asset, including a products’ mold tooling and equipment, may be impaired, the carrying value is reviewed in accordance with FASB ASC Topic 360-10. If this review indicates that the carrying value of the asset will not be recovered as determined based on projected undiscounted cash flows related to the asset over its remaining life, the carrying value of the asset is reduced to its estimated fair value. Impairment losses now and in the future will be dependent on a number of factors such as general economic trends and major technology advances, and thus could be significantly different than historical results. No impairment charges on tooling and equipment were recorded in 2012 or 2011.

We perform a valuation of our patents and trademark assets when events or circumstances indicate their carrying amounts may be unrecoverable. We recorded an impairment charge of $64,703 representing cost of $171,868, less accumulated amortization of $107,165 in 2012, and an impairment charge of $35,265 representing cost of $39,352, less accumulated amortization of $10,776 in 2011, regarding our abandoned patents and trademarks. The value of the remaining intellectual property, such as patents and trademarks, were valued (net of accumulated amortization) at $551,307 as of December 31, 2012, because management believes that its value is recoverable.

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Revenue Recognition

We recognize revenue from product sales in accordance with FASB ASC Topic 605, Revenue Recognition. Product sales represent the majority of our revenue and there have been no material changes in or inflation in our product pricing over the past two fiscal periods. We recognize revenue from these product sales when persuasive evidence of an arrangement exists, delivery has occurred or services have been provided, the sale price is fixed or determinable, and collectability is reasonably assured. Additionally, we sell our products on terms which transfer title and risk of loss at a specified location, typically shipping point. Accordingly, revenue recognition from product sales occurs when all factors are met, including transfer of title and risk of loss, which typically occurs upon shipment by us. If these conditions are not met, we will defer the revenue recognition until such time as these conditions have been satisfied. We collect and remit sales taxes in certain jurisdictions and report revenue net of any associated sales taxes. We also sell certain products through distributors who are granted limited rights of return for stock balancing against purchases made within a prior 90 day period, including price adjustments downwards on any existing inventory. The provision for product returns and price adjustments is assessed for adequacy both at the time of sale and at each quarter end and is based on recent historical experience and known customer claims.

Revenue from any engineering consulting and other services is recognized at the time the services are rendered. For our longer-term development contracts, which to date have all been firm, fixed-priced contracts, we recognize revenue on the percentage-of-completion method. Under this method income is recognized as work on contracts progresses, but estimated losses on contracts in progress are charged to operations immediately. To date, all of our longer-term development contracts have been less than one calendar year in duration. We generally submit invoices for our work under these contracts on a monthly basis. The percentage-of-completion is determined using the cost-to-cost method.

The accounting estimate related to revenue recognition is considered a “critical accounting estimate” because terms of sale can vary, and judgment is exercised in determining whether to defer revenue recognition. Such judgments may materially affect net sales for any period. Judgment is exercised within the parameters of GAAP in determining when contractual obligations are met, title and risk of loss are transferred, sales price is fixed or determinable and collectability is reasonable assured.

Product Warranty

Warranty obligations are generally incurred in connection with the sale of our products. The warranty period for these products is generally one year, except in European countries where it is two years. Warranty costs are accrued, to the extent that they are not recoverable from third party manufacturers, for the estimated cost to repair or replace products for the balance of the warranty periods. We provide for the costs of expected future warranty claims at the time of product shipment or over-builds to cover replacements. The adequacy of the provision is assessed at each quarter end and is based on historical experience of warranty claims and costs. The costs incurred to provide for these warranty obligations are estimated and recorded as an accrued liability at the time of sale. Future warranty costs are estimated based on historical performance rates and related costs to repair given products. The accounting estimate related to product warranty is considered a “critical accounting estimate” because judgment is exercised in determining future estimated warranty costs. Should actual performance rates or repair costs differ from estimates, revision to the estimated warranty liability would be required.

Stock-Based Compensation

Our board of directors approves grants of stock options to employees to purchase our common stock. A stock compensation expense is recorded based upon the estimated fair value of the stock option at the date of grant. The accounting estimate related to stock-based compensation is considered a “critical accounting estimate” because estimates are made in calculating compensation expense including expected option lives, forfeiture rates and expected volatility. The fair market value of our common stock on the date of each option grant is determined based on the most recent quoted sales price on the TSX-V Exchange.

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Income Taxes

We have historically incurred domestic operating losses from both a financial reporting and tax return standpoint. Accordingly, we provide deferred income tax assets and liabilities based on the estimated future tax effects of differences between the financial and tax bases of assets and liabilities based on currently enacted tax laws. A valuation allowance is established for deferred tax assets in amounts for which realization is not considered more likely than not to occur. The accounting estimate related to income taxes is considered a “critical accounting estimate” because judgment is exercised in estimating future taxable income, including prudent and feasible tax planning strategies, and in assessing the need for any valuation allowance. To date we have determined a 100% valuation allowance is required and accordingly no amounts have been reflected in our consolidated financial statements. In the event that it should be determined that all or part of a deferred tax asset in the future is in excess of the nil amount currently recorded, an adjustment of the valuation allowance would increase income to be recognized in the period such determination was made.

In addition, the calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations. As a result we recognize liabilities for uncertain tax positions based on the two-step process prescribed within the interpretation. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step requires us to estimate and measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate settlement. It is inherently difficult and subjective to estimate such amounts, as this requires us to determine the probability of various possible outcomes. We re-evaluate these uncertain tax positions on a quarterly basis. This evaluation is based on factors including, but not limited to, changes in facts or circumstances, changes in tax law, effectively settled issues under audit and new audit activity. Such a change in recognition or measurement would result in the recognition of a tax benefit or an additional charge to the tax provision in the period.

Finally, any future recorded value of our deferred tax assets will be dependent upon our ability to generate future taxable income in the jurisdictions in which we operate. These assets consist of research credit carry-forwards, capital and net operating loss carry-forwards and the future tax effect of temporary differences between balances recorded for financial statement purposes and for tax return purposes. It will require future pre-tax earnings in excess of $21,537,000 as of March 31, 2013 in order to fully realize the value of our unrecorded deferred tax assets. If we were to sustain future net losses, it may be necessary to record valuation allowances against such deferred tax assets in order to recognize impairments in their estimated future economic value.

Off Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have, or are reasonably likely to have, an effect on our financial condition, financial statements, revenues or expenses.

Recent Accounting Pronouncements

There are no recent accounting pronouncements that are expected to have a material impact on the condensed consolidated financial statements.

TDG Asset Sale and Discontinued Operations

On June 15, 2012, we entered into an Asset Purchase Agreement with TDG Acquisition Company, LLC pursuant to which we sold the TDG Assets. The TDG Assets included equipment, tooling, certain patents and trademarks and our proprietary Tac-Eye displays and night vision display electronics, which comprised our tactical defense group, which engaged in the business of selling and licensing products and providing services, directly and indirectly, to military organizations and defense and security organizations. We received a worldwide, royalty free, assignable grant-back license to all the patents and other intellectual property sold for use in the manufacture and sale of products to the consumer markets. We retained the right to sell goods and services to the consumer market, and to the purchaser and the purchaser and we jointly received the right to sell goods and services into all markets other than the military, defense and security markets and the consumer market.

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The purchase price paid to us consists of 2 components: $8,500,000 less $154,207 in adjustments, or $8,345,793, which was paid at closing, and up to an additional $2.5 million, which will be paid to us only if the purchaser achieves certain quarterly and annual revenue targets within the first 12 months after closing the sale of the TDG Assets from sales of goods and services to military organizations and defense and security organizations. The purchase price was determined by arm’s length negotiations between the parties. As of March 31, 2013 no additional payments have been received based on the first two quarterly revenue targets.

In addition, the Asset Purchase Agreement provides that each of the parties will be precluded from conducting business in certain markets, which, in our case, is the sale of goods and services to military, defense and security organizations (provided, we may seek and perform contracts with certain identified government agencies related to our waveguide optics technology) and, in the case of the purchaser, is the sale of goods and services in the consumer markets or to end users. We and the purchaser also entered into a Vuzix Authorized Reseller Agreement, pursuant to which the purchaser was granted authorization to be the exclusive reseller of our current and future products to military, defense and security organizations (and was authorized to use our trademarks for such purpose), unless the purchaser elects to have us make such sales directly. This reseller agreement will be the main avenue for the distribution of any new products we may develop for the military and defense markets.

In connection with the Asset Purchase Agreement, we entered into a letter agreement with LC Capital Master Fund Ltd., the senior lender under our convertible loan and security agreement, dated December 23, 2010, and promissory note and security agreement, dated May 19, 2012, pursuant to which it consented to the sale of the TDG Assets (as required by the terms of our existing loan agreements), and we paid it $4,450,000 in reduction of our obligations. Following such payment, we executed a new note for $619,122, which represents the remaining obligation under the original December 2010 loan. The new note carries interest at a rate of 13.5% (18.5% if in default) and repayment is due in 12 equal payments commencing on October 15, 2012. We also agreed to use 40% of any of the earn-out received under the Asset Purchase Agreement in reduction of this note. We are in default under the loan agreement with the senior lender for failure to make required principal payments totaling $309,562 and interest payments totaling $23,862 as of March 31, 2013. We are currently in negotiations with the senior lender to have the senior lender grant a waiver or enter into a forbearance agreement, under which it would forebear from enforcing its remedies against us. There is no assurance the senior lender will agree to grant a waiver or enter into a forbearance agreement. Our senior lender is currently able to exercise its remedies under the loan agreement, including acceleration of the amounts due and foreclosure and sale of the collateral held by it.

In connection with the Asset Purchase Agreement, certain of our creditors entered into loan modification and consent agreements pursuant to which each consented to the sale of the TDG Assets, as required by the terms of existing loan agreements between us and each lender, and released their respective security interests in the TDG Assets. We were required to repay our bank line of credit as a condition to obtaining the required consent of the senior lender for the sale transaction, and the bank line of credit was canceled upon such repayment. Further, pursuant to the various loan modification and consent agreements, we made certain payments totaling $200,000 in reduction of the obligations owed and each lender agreed to defer further payments on their note payables until July 15, 2013 after which the notes are to be repaid in 24 to 36 monthly installments. Additionally, we have agreed to use 15% of any of the earn-out payments received pursuant to the Asset Purchase Agreement to reduce such notes payable.

In accordance with ASC 205-20, the sale of the TDG Assets has been accounted for as a discontinued operation. Accordingly, the operating results of the TDG Assets for three months ending March 31, 2013 and 2012, along with the years ending December 31, 2012 and 2011 have been reclassified as discontinued operations on our consolidated Statements of Operations and in the following discussion of our results of operations and financial condition.

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Results of Operations

Comparison of Three Months Ended March 31, 2013 and March 31, 2012

Sales .. Our sales were $739,184 for the first quarter ending March 31, 2013 compared to $1,110,041 for the same period in 2012. This represents a 33% decrease for the three month period ending March 31, 2013 as compared to 2012. Product sales were $608,661 or 82% of total sales for the first quarter of 2013 as compared to $913,941 or 82% of our total sales for same period in 2012, a decrease of $305,280 or 33%. The decrease was primarily attributable to our limited working capital, which limited our ability to purchase components to build product to match our sales demand, particularly on new product lines. Sales from our engineering programs for the first quarter of 2013, decreased to $130,523 or 18% of total sales compared to $196,100 or 18% of total sales in the same quarter 2012. The major reason for the decrease was completion of programs in light of the wind-down of our involvement in general defense engineering services as a result of the TDG Asset sale.

Cost of Sales and Gross Profit . Gross profit increased to $401,797 for the first quarter of 2013 from $359,083 for the same period in 2012, an increase of $42,714 or 12%. As a percentage of net sales, gross profit increased to 54% for the first quarter of 2013 compared to 32% for the same period in 2012. This increase was primarily the result of a change in our overall sales mix to higher margin Video Eyewear models as compared to the same period in 2012.

Research and Development . Our research and development expenses increased by $70,357 or 28% in the first quarter of 2013, to $317,695 compared to $247,338 in the same period of 2012. The increase in spending was a direct result of our efforts to ready its new M100 smart glasses for release in the second half of 2013.

Selling and Marketing . Selling and marketing expenses were $274,743 for the first quarter of 2013 compared to $354,706 for the same period in 2012, a decrease of $79,963 or 23%. The decreases were primarily attributable to lower catalog advertising costs, lower personnel salary costs, reduced external public relations consulting fees.

General and Administrative . General and administrative expenses were $416,686 for the first quarter of 2013 as compared to $562,591 for the same period in 2012, a decrease of $145,905 or 26%. The overall reduction in general and administrative costs reflects lower salary costs, as well as reduced spending on professional fees and reduced rent.

Depreciation and Amortization . Our depreciation and amortization expense for the first quarter of 2013 was $98,348 as compared to $135,827 in the same period in 2012, a decrease of $37,479 or 28%. The decrease was a direct result of a lower depreciable asset base after the sale of the TDG assets in 2013 versus the year 2012 when then asset still remained in the same period of 2012.

Other (Income) Expense . Total other expense was $216,927 in the first quarter of 2013 compared to $99,943 in the same period in 2012, an increase of $116,984. The increase in these expenses was primarily attributable to higher interest costs of $84,793 incurred in the first quarter of 2013 as compared to 2012 as a result of paying the default rate under our loan agreements and interest charges from some suppliers. Additionally we recorded a loss of $14,287 on the derivative valuation and the amortization of the senior debt discount of $9,728 for the period ending March 31, 2013, as compared to Nil in 2012.

Provision for Income Taxes . The provision for income taxes for the first quarter of 2013 was $13,696 as compared to $17,002 for the same period in 2012.

Income from Discontinued Operations . Income from Discontinued Operations was $223,109 for the three months ending March 31, 2012 as compared to Nil for same current period in 2013. See Note 3 of the enclosed condensed consolidated financial statements for further information on the discontinued operations related to sale of the TDG Assets.

Net Loss and Loss per Share . Our net loss was $936,298 or $0.26 basic loss per share in the first quarter ending March 31, 2013, compared to a net loss of $844,483 or $0.24 loss per share for the same period in 2012.

Comparison of Fiscal Years Ended December 31, 2012 and December 31, 2011

Sales.   Our sales were $3,228,228 for 2012 compared to $4,825,663 for 2011. This represents a 33% decrease for the year 2012 compared to 2011. Consumer Video Eyewear product sales decreased to $2,692,152 or 83% of total sales for 2012 compared to $4,016,058 or 83% of our total sales in 2011. The decrease in sales was the direct result of our limited working capital which caused supply chain delays due to our inability to buy components to meet our sales demand. Sales from our engineering programs for 2012 decreased to $536,076 or 17% of total sales compared to $809,605 or 17% of total sales in in 2011. The major reason for the sales decrease was completion of programs as compared to the same period in the 2011 and the wind-down of our involvement in general defense engineering services as a result of the TDG Asset sale.

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Cost of Sales and Gross Margin.   Gross profit decreased to $887,202 for 2012 from $1,210,842 for 2011, a decrease of $332,640 or 27%. Gross margin (gross profit as a percentage of net sales) increased to 28% for 2012 compared to 25% for 2011. This increase was primarily the result of a change in our overall sales mix to higher margin consumer Video Eyewear and AR models in 2012, compared to the sales mix for 2011 when a larger percentage of our sales were from lower resolution Video Eyewear products, which earn a lower average gross margin.

Research and Development.   Our research and development expenses were $1,153,403 for 2012 compared to $1,340,973 for 2011. The $187,570 or 14% decrease in 2012 compared to 2011 was primarily the result of our efforts to reduce spending and personnel expenses in this area until our financial position improves.

Selling and Marketing.   Selling and marketing expenses were $1,225,154 for 2012 compared to $1,647,105 for 2011, a decrease of $421,951 or 26%. The decreases were mainly attributable to lower catalog advertising costs, lower personnel salary costs, and reduced external public relations consulting fees.

General and Administrative.   General and administrative expenses were $2,181,310 for 2012 as compared to $2,590,636 for 2011, a decrease of $409,326 or 16%. The decrease in costs for 2012 resulted from lower salary costs, reduced spending on professional fees and reduced rent. Offsetting these costs reductions were two unusual expense items incurred in 2012. Following the TDG Asset sale, we consolidated our office space with our manufacturing facility in Rochester during September 2012 and as a result incurred relocation costs of $48,158. Secondly, included in this expense category for 2012 was $74,072 in charges related to the write-off of subscriptions receivables for two employees (see Note 23 to the financial statements). There were no such expenses for 2011.

Depreciation and Amortization   Our depreciation and amortization expense for 2012 was $468,817 as compared to $468,823 in 2011.

Other Income (Expense).   Total other expenses were $520,804 for 2012 compared to $433,217 in 2011, an increase of $87,587. The increase in these expenses was primarily attributable to higher interest costs. Interest expense increased by $111,296 or 28% due to the higher interest rate costs on senior debt incurred when the loans were in default during the first 6 months of 2012 as compared to most of the same period in 2011 when such loans were not in default.

Provision for Income Taxes.   The provision for income taxes for 2012 was $20,398 compared to $27,689 for 2011.The composition of each year’s tax provision was primarily for franchise taxes payable to the State of Delaware, our state of incorporation as well as Japanese branch taxes.

Income (Loss) from Discontinued Operations. Loss from discontinued operations was $747,580 for 2012 as compared to income of $1,453,285 from discontinued operations for same period in 2011. The net reported gain on sale of discontinued operations for the 2012 period after tax, which excludes any of the potential earn-out proceeds under the Asset Purchase Agreement, was $5,817,807.

Net (Loss) and (Loss) per Share.   Our net income was $322,840 or $0.09 per share for 2012 compared to a net loss of $3,879,581 or $1.10 per share in 2011. The per share amounts reflect the 1-for-75 reverse stock split of our common stock, which was effective February 6, 2013.

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Liquidity and Capital Resources

As of March 31, 2013, we had cash and cash equivalents of $532,426, an increase of $465,872 from $66,554 as of December 31, 2012.

At March 31, 2013, we had current liabilities of $6,595,598 compared to current assets of $1,713,139, which resulted in a negative working capital position of $4,882,459. As at December 31, 2012 we had a negative working capital position of $3,940,974. Our current liabilities are comprised principally of the current portion of long term debt, accounts payable, accrued expenses, and customer deposits.

Our continuation as a going concern is dependent upon our attaining and maintaining profitable operations and raising additional capital and/or selling certain assets. Prior to June 15, 2012, we were in default under our loan agreements with our senior lenders under our senior term debt. The sale of the TDG Assets allowed us to repay a significant portion of our senior term debt, which was in default at the time of sale. Most of our other lenders entered into loan modification agreements pursuant to which they consented to the TDG Assets sale and agreed to defer any debt payments until after July 15, 2013. Accordingly the maturity dates related to $2,538,315 in notes payable were extended by approximately 18 months, further ongoing note payments were deferred to July 15, 2013, and the prior note defaults were cured. We repaid our previous bank line of credit on June 15, 2012, which was cancelled on that date, and will seek to obtain a new line of credit. There is no assurance that a replacement credit facility can be negotiated, or the amount and terms of any future bank drawings.

We are currently in default under our loan agreement with LC Capital Master Fund Ltd., a senior lender for failure to comply with a minimum cash covenant and failure to make scheduled principal payments in the total amount of $309,562 and accrued interest of $23,862 as of March 31, 2013, as per the terms of our loan agreement. We are currently negotiating with our senior lender and requesting that the senior lender grant a waiver or enter into a forbearance agreement, under which it would agree to forbear from enforcing its remedies against us. This lender has agreed to convert all unpaid principal and accrued interest into shares of common stock at the offering price, subject to the close of this offering for gross proceeds of at least $5,000,000. Our senior lender is currently able to exercise its remedies under the loan agreement, including acceleration of the amounts due and foreclosure and sale of the collateral held by it. Even if we receive a waiver or enter into a forbearance agreement, it is uncertain whether we will be able to meet the conditions contained in any such waiver or forbearance agreement. Accordingly the entire principal amount of our convertible senior secured term debt has been shown as current and due within one year.

Operating Activities.   We used $259,003 of cash for operating activities for the three months ending March 31, 2013 compared to generating $294,219 of cash in the same period in 2012. Changes in non-cash operating assets and liabilities were $534,341 for the three months ending March 31, 2013 and $866,909 in the same period in 2012. The major non-cash operating items for the three months ending March 31, 2013 resulted from a $304,913 increase in accounts payable and $130,016 in accrued interest. The major non-cash operating items for the three month period ending March 31, 2012 resulted from increases in accounts receivable and inventory of $307,491 and $686,610 respectively, and a $363,558 reduction in customer deposits.

We used $2,823,296 of cash in operating activities for 2012 compared to $1,503,661 in 2011. Changes in non-cash operating assets and liabilities were $1,068,258 for 2012 and $1,220,745 in 2011. The major non-cash operating items for 2012 resulted from a $717,499 reduction in inventory and a $607,885 reduction in accounts receivable, a $912,122 reduction in accounts payable and a $329,073 reduction in customer deposits, along with a $677,994 increase in accrued interest. Included in these items were reductions of $299,599 in accounts receivable and $1,135,042 decrease in inventory related to the sale of the TDG Assets. The major non-cash operating items for 2011 resulted from a $362,226 reduction in accounts payable and a $897,411 reduction in customer deposits.

Investing Activities.   Cash used in investing activities was $27,172 for the three months ending March 31, 2013 as compared to $45,031 in the same period in 2012. Cash used for investing activities of $9,051 in the first quarter of 2013 related primarily to the purchase of computer equipment additions, as compared to spending of $37,036 for the same period in 2012. The costs of registering our intellectual property rights, included in the investing activities totals described above, were $18,121 in the three month period ending March 31, 2013 and $7,995 in the same period in 2012.

Investing activities provided $7,272,085 of cash for 2012 as compared to using $897,403 of cash in 2011. In 2012, we used $180,189 of cash primarily for the purchase of computer equipment additions and tooling, as compared to $800,397 for 2011. The costs of registering our intellectual property rights, included in the investing activities totals described above, were $67,923 in 2012 compared to $97,006 in 2011. From the sale of the TDG Assets we received proceeds of $8,345,793 less expenses of $825,596 or a net of $7,520,197.

Financing Activities.   Cash provided by financing activities was $752,047 for the three months ending March 31, 2013, whereas in the same period in 2012, our net financing activities used $255,312. During the three month period ending March 31, 2013, the primary source of cash were the proceeds of $800,000 from the sale of a convertible debenture less issuance costs of $160,439 and $250,304 from the sale of notes payable. During the three month period ending March 31, 2012, the primary use of cash was the reduction of $230,000 in our operating line of credit.

We used $4,800,211 of cash for financing activities in 2012, compared to generating $182,221 of cash from financing activities in 2011. During 2012, the primary use of cash was a $539,581 reduction in drawings under our operating line of credit and the repayments on term debt of $4,474,879 as required by our lenders for their approval of the sale of the TDG Assets.

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Capital Resources.   As of March 31, 2013, we had a cash balance of $532,426, an increase of $465,872 from $66,554 as of December 31, 2012. The outstanding balance under our line of credit as of March 31, 2013 and December 31, 2012 was $112,500. As this line is fully drawn, we will seek to negotiate a new operating credit facility or seek alternative sources for an operating loan.

The TDG Asset sale and subsequent debt restructurings improved our working capital position. However, due to our continued operating losses and business transition away from our prior TDG business activities, we expect to see a further rise in our working capital deficiency.

During the first quarter of 2013 and the years ended December 31, 2012 and 2011, we have been unable to generate cash flows other than our recent assets sale, sufficient to support our operations and we have been dependent on term debt financings, equity financings, revolving credit financing and more recently assets sale. We will remain dependent on outside sources of funding until our results of operations provide positive cash flows. There can be no assurance that we will be able to generate cash from those sources in the future. Our independent auditors issued a going concern paragraph in their reports for the years ended December 31, 2012 and 2011. The accompanying financial statements have been prepared assuming that we will continue as a going concern. This basis of accounting contemplates the recovery of our assets and the satisfaction of liabilities in the normal course of business. These financial statements do not include any adjustments to the specific amounts and classifications of assets and liabilities, which might be necessary should we be unable to continue as a going concern. With our current level of funding and ongoing losses from operations, as well as the fact we are currently in breach of certain covenants with our senior lender and its lack of agreement to provide a waiver or enter into a forbearance agreement with us, substantial doubt exists about our ability to continue as a going concern.

Our cash requirements depend on numerous factors, including new product development activities, our ability to commercialize our products, their timely market acceptance, selling prices and gross margins, and other factors. To the extent we have sufficient operating funds, we expect to carefully devote capital resources to continue our waveguide and HD display engine development programs, hire and train additional staff, and undertake new product marketing activities. Such expenditures, along with further future net operating losses, product tooling expenses, and related working capital investments, will be the principal use of our cash.

We have previously attracted funding in the form of subordinated debt and a bank line of credit. However, there can be no assurance that we will be able to do so in the future or that if we raise additional capital it will be sufficient to execute our business plan. To the extent that we are unable to raise sufficient additional capital, we will be required to substantially modify our business plan and our plans for operations, which could have a material adverse effect on us and our financial condition.

We also rely on credit lines from key suppliers and customer deposits in managing liquidity. As a result, if our trade creditors were to impose unfavorable terms or customers decline to make advance deposits for their orders, it would negatively impact our ability to obtain products and services on acceptable terms, produce products and operate our business.

On March 8, 2013 we entered into and closed a Promissory Note and Security Agreement with our senior lender pursuant to which it made a $100,000 secured loan to us. The loan was repaid on March 27, 2013 with the proceeds received from the sale of the debenture made on that date (discussed below).

On March 21, 2013 we entered into a Securities Purchase Agreement with Hillair Capital Management L.P. (Hillair), pursuant to which, on March 27, 2013, we issued to Hillair a secured convertible debenture in the amount of $800,000. The debenture bears interest at a rate of 16% per year, payable quarterly in cash or shares of common stock at our option. Commencing on February 1, 2014, we will be required to redeem a certain amount under the debenture on a periodic basis in an amount equal to $200,000 on each of February 1, 2014, May 1, 2014 and August 1, 2014 and $50,000 on each of August 1, 2015, August 1, 2016, August 1, 2017 and March 21, 2018, the debenture’s maturity date. The debenture is convertible into shares of our common stock at a conversion price of $4.29 per share. In connection with the debenture issuance, we also issued to Hillair five-year warrants to purchase 186,480 shares of our common stock at an exercise price of $4.72 per share. Upon closing of this transaction, we retained Gentry Capital Advisors LLC (Gentry) as a financial advisor and agreed to pay Gentry a fee of $50,000 over a period of 4 months commencing upon the closing. We also issued to Gentry five-year warrants to purchase 20,000 shares of common stock at an exercise price of $4.72 per share. The warrants issued to each of Hillair and Gentry (and shares issuable upon exercise thereof) are not being registered on the registration statement of which this prospectus forms a part.

On July 15, 2013, we entered into and closed a securities purchase agreement with Hillair whereby we sold to Hillair, for a purchase price of $200,000, (i) a $200,000 16% senior secured convertible debenture due March 21, 2018, and (ii) a common stock purchase warrant to purchase up to 38,168 shares of our common stock.  The debenture is convertible into shares of common stock at a conversion price of $5.24 per share, subject to adjustments upon certain events.  Interest on the Debenture accrues at the rate of 16% annually and is payable quarterly on February 1, May 1, August 1 and November 1, beginning on August 1, 2013, on any redemption, conversion and at maturity. Interest is payable in cash or at our option in shares of our common stock, provided certain conditions are met. Commencing on February 1, 2014, we will be obligated to redeem a certain amount under the debenture on a periodic basis in an amount equal to $50,000 on each of February 1, 2014, May 1, 2014 and August 1, 2014 and $12,500 on each of August 1, 2015, August 1, 2016, August 1, 2017 and March 21, 2018, until the debenture’s maturity date of March 21, 2018.  In lieu of a cash redemption and subject to our meeting certain equity conditions, we may elect to pay the such required redemption amounts in shares. The warrants may be exercised at any time on or after July 15, 2013 until March 21, 2018, at an exercise price of $5.24 per share, subject to adjustments upon certain events.  Our obligations under the debenture are secured under the terms of the security agreement dated as of March 27, 2013 between us, our subsidiaries and Hillair and the Subsidiary Guarantee dated March 27, 2013 between Hillair and our subsidiaries. Furthermore, we, Paul Travers, our Chief Executive Officer, and his controlled entity, acknowledged that our obligations under the debenture are considered “Obligations” under that certain Pledge Agreement by and among us, Hillair, Mr. Travers and Mr. Traver’s controlled entity.

We are using the proceeds from the sale of the debentures for general working capital purposes and to accelerate the tooling and development work on our Smart Glasses products.

We intend to take actions necessary for us to continue as a going concern, as discussed herein, and accordingly our consolidated financial statements have been prepared assuming that we will continue as a going concern. Management’s plans concerning these matters are discussed below and in Note 3 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Additionally we plan to manage our liquidity under an operational plan that contemplates, among other things:

•	managing our working capital through better optimization of inventory levels;

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•	focusing on selling higher gross margin products, which will mean a greater emphasis on augmented reality products;

•	the introduction of see-through and new high resolution Video Eyewear;

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•	restructuring and reengineering our organization and processes to increase efficiency and reduce our operating costs wherever possible;

•	minimizing our capital expenditures by eliminating, delaying or curtailing discretionary and non-essential spending;

•	reducing and deferring some research and development and delaying some planned product and new technology introductions;

•	exploring our options with respect to new equity financings or debt borrowings; and

•	exploring the licensing of our IP

Based on our current operating plan, our existing working capital may not be sufficient to fund our planned operating expenses, capital expenditures, and working capital requirements through 2013 without additional sources of cash, including this offering, and/or the deferral, reduction or elimination of significant planned, but not as of yet committed, expenditures on new products, tooling, research and development, and marketing. A shortfall from projected sales levels could have a material adverse effect on our ability to continue operations at current levels. If this were to occur, we would be forced to liquidate certain assets where possible, and/or to suspend or curtail certain of our operations. Any of these actions could harm our business, results of operations and future prospects.

We anticipate that the successful completion of this offering, together with the conversion of the majority of our outstanding promissory notes to common stock which the holders have agreed to upon the closing of this offering, will provide us sufficient capital to implement our current operating plan and planned new product development activities. We also anticipate that the net proceeds from the successful completion of this offering will provide us sufficient unallocated working capital to eliminate the doubt about our ability to continue as a going concern for at least 18 months. We can give no assurance that we will be able to obtain additional financing on favorable terms or at all. If we raise additional funds by selling additional shares of our capital stock, or securities convertible into shares of our capital stock, the ownership interest of our existing shareholders may be diluted. The amount of dilution could be increased by the issuance of warrants or securities with other dilutive characteristics, such as anti-dilution clauses or price resets. If we need additional funding for operations and we are unable to raise it, we may be forced to liquidate assets on a distress basis and/or curtail or cease operations or to obtain funds through entering into additional collaborative agreements or other arrangements that may be on unfavorable terms.

We cannot make assurances as to whether any of these actions can be effected on a timely basis, on satisfactory terms or maintained once initiated, and even if successful, whether our liquidity plan will limit certain of our operational and strategic initiatives designed to grow our business over the long term will be limited by the availability of capital. We cannot make assurances that we will be able to generate sufficient cash flow from operations to service our indebtedness or otherwise fund our operations. These factors raise substantial doubt about our ability to continue as a going concern.

Off Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have, or are reasonably likely to have, an effect on our financial condition, financial statements, revenues or expenses.

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BUSINESS

Company Overview

We are engaged in the design, manufacture, marketing and sale of devices that are worn like eyeglasses and feature built-in video screens that enable the user to view video and digital content, such as movies, computer data, the Internet or video games. Our products, known commercially as Video Eyewear (also referred to as head mounted displays (or HMDs), Smart Glasses, wearable displays, video glasses, personal viewers, near-eye virtual displays, and near-eye displays or NEDs) contain micro video displays that offer users a portable high-quality viewing experience. Our Video Eyewear products provide virtual large high-resolution screens, fit in a user’s pocket or purse and can be viewed practically anywhere, anytime. They can also be used for virtual and augmented reality applications, in which the wearer is either immersed in a computer generated world or has their real world view augmented with computer generated information or graphics. In 2013, we intend to introduce Smart Glasses, a new category of Video Eyewear that has much of the capabilities of a smartphone including wireless internet access but that is worn like glasses. We produce both monocular and binocular Video Eyewear devices. Video Eyewear are designed to work with mobile electronic devices, such as cell phones, laptop computers, tablets, portable media players and gaming systems.

Historically, we have focused on two markets: the consumer markets for gaming, entertainment and mobile video and the market for rugged mobile displays for defense, commercial and industrial markets. In June 2012, we sold the assets (including equipment, tooling, certain patents and trademarks and our proprietary Tac-Eye displays and night vision display electronics) that comprised our Tactical Defense Group, which sold and licensed products and provided services, directly and indirectly, to military organizations and defense organizations. We refer to these assets as the “TDG Assets”. Accordingly, we now focus primarily on the consumer, commercial and entertainment market. See “TDG Asset Sale” under “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

Users of mobile display devices, like tablets and smartphones, are increasingly using such devices to replace their personal computer or console game systems. We believe the displays currently used in these mobile devices do not work ideally for this purpose because they are either too small, which makes it difficult to view the detail of the images that they display, or too large, making them heavy and difficult to carry.  In contrast, our Video Eyewear products enable users of many mobile devices to effectively view the entire screen on a small, eyeglass-like device. Our new Smart Glasses, although designed to work as a peripheral to the smartphone, have much of the same capabilities of the smartphone itself. Our products can be used as a wearable substitute for large-screen televisions or desktop computer monitors and with the Smart Glasses, allow users to utilize many smartphone applications while keeping their smartphones in a pocket or purse.

Our Video Eyewear products all employ microdisplays that are smaller than one-inch diagonally, with some as small as one-quarter of an inch. They currently can display an image with a resolution of up to 1280×720 pixels (High Definition or HD). Users then view the display through our proprietary optics. Using these optics and displays, our Video Eyewear provides a virtual image that appears similar to the image on a full size computer screen in an office desktop environment or the image on a large flat panel television viewed from normal home TV viewing distances. For example, when viewed through our optics, a high-resolution 0.44-inch diagonal microdisplay can provide a viewing experience comparable to that on a 75-inch diagonal television screen viewed at ten feet.

We believe one of the most promising future uses of Video Eyewear is in applications where virtual environments enhance rather than replace real environments. This is often referred to as Augmented Reality or AR. To obtain an enhanced view of the real environment, users wear see-through near-eye displays or head-mounted displays that allow them to see 3D computer-generated objects superimposed on their real-world views. This see-through capability is accomplished using a see-through optic, such as our waveguides or by the use of cameras.

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In the past, see-through HMDs displayed the real world using semi-transparent mirrors placed in front of the user’s eyes. These HMDs were large and bulky and so they had little mass market appeal. We are developing thin optics, called waveguides that enable miniature display engines to be mounted in the temples of the HMD, which allows the form factor of the HMD to be comparable to conventional eyeglasses.

An example of AR is the yellow "first down" line seen in television broadcasts of American football games, in which the line the offensive team must cross to receive a first down is superimposed on the field itself. The real-world elements are the football field and players; the virtual element is the yellow line. We believe see-through Video Eyewear will enable this kind of experience on smartphones and other viewing devices virtually anywhere and anytime. Our new Smart Glasses product line will be able to allow run these kinds of applications natively as they have much of the capabilities of a smartphone built into them; including running full operating systems like Google, Inc.’s Android (“Android”).

Overall Strategy

Our goal is to establish and maintain a leadership position as a worldwide supplier of Video Eyewear and near-eye virtual imaging solutions. We intend to offer our technologies across major markets, platforms and applications. We will strive to be an innovator in designing near-eye virtual display devices that can enable new mobile video viewing and general entertainment, VR and AR applications.

  To maintain and enhance our position as a leading provider of near-eye virtual display solutions, we intend to:

•	improve brand name recognition;
•	provide excellent products and service;
•	develop products based on our unique technology for both specialized and large consumer markets;
•	broaden and develop strategic relationships and partnerships;
•	offer to sell our products or license our technology to third party companies that would incorporate and sell as a new product with their own brand name (OEM partners);
•	promote and enhance development of third party software that can take advantage of our products;
•	expand market awareness for Video Eyewear, including applications for mobility (with our Smart Glasses) and Virtual Reality (VR) and Augmented Reality (AR) for which Video Eyewear is well suited. (VR allows a user to interact with a computer-simulated environment, whether that environment is a simulation of the real world or an imaginary world and AR combines real-world and computer-generated data in real time to augment the real world view);
•	obtain and maintain market leadership and expand our customer base;
•	reduce production costs while moving to higher margin product offerings;
•	extend our proprietary technology leadership;
•	enhance and protect our intellectual property portfolio;
•	establish multiple revenue sources;
•	invest in highly qualified personnel;
•	build and maintain strong product design capabilities; and
•	leverage further outsourcing as our manufacturing volumes increase to reduce costs.

The Market

Current mobile display technology is almost universally based on direct view screens. These displays are designed to be small and make portability easy. At the same time, it is difficult for these displays to produce human readable high resolution content without magnification or large character fonts due to their small size. Our products are aimed at solving these problems by creating large screens that fit in tiny packages (eyeglasses).

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The wireless and entertainment industry has evolved considerably, and continues to do so. The mobile phone, once simply a means to communicate by voice while “on-the-go,” has evolved into a ubiquitous, location-aware, smart mobile computing device. Mobile products such as smartphones and pad/tablet computers are becoming the leading computing platforms with an installed base surpassing that of PCs. Mobile technology is redefining the way people interact with their world and has become an essential lifestyle management and entertainment tool personalized to users’ unique needs. We believe mobile devices and mobile internet access will have a more profound impact than the Wired Internet and that interactive AR content is expected to significantly change the way mobile products are used. As a result, we believe that there is growing demand for mobile access to high-resolution content in several major markets and that demand will grow for Smart Glasses that have smartphone capabilities in most markets in which smartphone are currently used. We believe near-eye virtual displays that can provide the equivalent of a high resolution wired internet at home or office experience will be a key component in advanced mobile wireless devices as these systems move to providing high resolution images without compromising the portability of the product.

Our business focuses on the mobile consumer entertainment and gaming markets and the mobile commercial and industrial markets. The demand for personal displays in these markets is being driven by such factors as:

•	Increasing use of the Internet in many aspects of society and business, which is increasing demand for Internet access “anywhere, anytime”.

•	An increasing number of hands-free industrial and commercial applications, such as on-site training and display of information on the factory floor or retail store, for which our products are well suited.

•	Video gaming around the world continues to grow even as more users migrate a greater portion of their game time to mobile devices. We believe that our high resolution Virtual Display technologies will significantly increase user satisfaction with gaming applications by engaging the user with a large high resolution mobile screen that also enables stereoscopic imagery and interactive head tracking. Our Virtual Reality and Augmented Reality Video Eyewear provide this capability.

•	The widening distribution of new three dimensional (3D) movies, new end-user friendly 3D connectivity standards like HDMI 1.4a, 3D console gaming and other 3D content is creating a need for methods to play this content. We believe that Video Eyewear, with its dual display design, is well suited for the playback of 3D content and avoids many of the drawbacks such as flicker, image cross talk and color separation, commonly encountered by shutter or color anaglyph glasses.

•	Many 3D viewing solutions require the user to purchase new computer or television equipment. Video Eyewear users do not need a separate display or shutter glasses to view 3D content. Video Eyewear can also be used to view 3D through mobile devices allowing 3D content to be delivered any time anywhere.

•	We believe the growing use of augmented reality applications on smartphones is driving the need for a wearable display solution to replace the need to hold up the smartphones to use the application. Juniper research estimates that 25% of all apps downloaded to the smartphone will be augmented reality by 2015. We believe these AR applications need a better and more natural user interface than the smartphone provides, driving the need for Smart Glasses.

Target Markets

Our target markets and applications by major sector are:

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Consumer

Media and Entertainment.   We believe that there is an increasing demand for convenient, high-resolution, 3D displays to view content such as movies, entertainment and the Internet in mobile environments and as a secondary display in the home.

Gaming.    We believe that there is a need for high-resolution, interactive, stereoscopic 3D display devices for use with desktop computers, consoles, tablets and other gaming products. We believe that gaming on mobile devices that have graphics and processing capabilities closely equivalent to laptop computers and consoles but with small, direct view screens is not a satisfactory experience for many consumers. Our Video Eyewear products are designed to significantly enhance a consumer’s experience by providing larger-appearing, high-resolution images with stereoscopic 3D capabilities. We believe that there is also a demand for display devices that enable the user to simulate and experience movement within a three-dimensional environment when using either gaming consoles or mobile devices. We anticipate that VR and AR will become increasingly popular entertainment applications. Both VR and AR are difficult to implement using traditional desktop computer monitors and televisions but can be successfully implemented with Video Eyewear. Our technologies and products enable a user to use those applications.

Commercial and Industrial

Our Video Eyewear products can also be used for a number of industrial applications, including for use as remote camera viewfinder displays and wearable computer displays, for viewing of sensor data signature systems, for providing hands-free access to manuals and other information and for on-site, in-the-field maintenance, servicing, training and education.

Augmented Reality for all Markets

We offer products that enable development and deployment of AR applications. This type of Video Eyewear enables its wearer to see computer-generated information, graphics or images projected into the real world environment or upon an object that the user is observing. Thus, whether in the warehouse, on the factory floor, or in-the-field, users may access a manual, tutorial, or image that will assist them in completing a task or locating an item, while also viewing their current surroundings and nearby objects.

We anticipate applications will include the following areas:

•	Advertising;
•	Task support for industrial, manufacturing and medical applications;
•	Navigation;
•	Sightseeing;
•	Social networking
•	Location and scene based entertainment and education applications;
•	Mobile commerce and visual search applications; and
•	Real time language translation.

Additional possible applications of AR-enabled M100 Smart Glasses include hands free alerts, messaging, location and context sensitive information and social interaction.

Products

We produce and sell three main types of products: Video Eyewear (for on-the-go users as remote displays for mobile and hands-free use); Virtual Reality (or VR) Video Eyewear (for stepping into virtual worlds, simulations & gaming); and Augmented Reality (AR) Video Eyewear (for overlaying virtual information from the cloud onto the real world). Our products are available with varying features and include either monocular or binocular display systems. Starting in the third quarter of 2013, we intend to introduce Smart Glasses versions of all three types of our Video Eyewear that have many of the capabilities of a smartphone to allow applications to be run directly in the Video Eyewear glasses enabling cloud connected applications through a wireless link directly with the glasses. We believe we provide the broadest range of consumer Video Eyewear product offerings available in the market and that our products contain some of the most advanced electronics and optics for their target markets and uses. Our products include:

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Binocular Video Eyewear Products

We have won Consumer Electronics Show (or CES) awards for innovation for the past years (2005 to 2013) for our series of Binocular Video Eyewear. Our Video Eyewear products have included several models with differing native resolutions and virtual screen sizes. Our binocular Video Eyewear products contain two microdisplays (a separate display for each eye), typically mounted in a frame attached to eyeglass-style temples. These products enable mobile and hands-free private viewing of video content on screens that simulate home theater-sized screens, all of which support 3D applications. Headphones are built into the temples so that users can listen to accompanying audio in full stereo. These products can be employed as mobile high-resolution displays with products such as smartphones with video output capability, laptop computers, tablet computers, portable DVD players, and personal digital media/video players (such as video iPods).

The Wrap series of Video Eyewear, introduced in the fall of 2009, is the fourth generation of Video Eyewear products that we have produced since 2005.

In the first half of 2012, we phased out our lower resolution Wrap 310 and 920 models designed for general video viewing and now only offer the Wrap 1200, which has WVGA (852x480 three-color pixels) resolution that simulates a 75-inch screen viewed at 10 feet. The Wrap 1200 connects to most audio/video devices with composite video-out capabilities and can also accept VGA and component video inputs. By early 2013, we plan to introduce an HDMI 1.4a version that is High Definition Copy Protocol (or HDCP) compliant for digital rights protected content, which is rapidly becoming the most common video connection in consumer electronics equipment and smartphones, and the standard for 3D Blue-ray discs. All models include focus adjustments and a variety of accessories and upgrade options.

In the fourth quarter of 2013 we plan to introduce a headphone based large field-of-view Video Eyewear model called the VFX720 for the mobile video and VR gaming markets. These Video Eyewear models will include 720p HD displays, HDMI 1.4a 3D vide support and our Smart Glasses technology that allows them to run the Android OS and support wireless connections to the user’s HD video source.

We are developing a line of advanced Smart Glasses Video Eyewear products. We intend to ship the first of these products to customers by late summer 2013. The Smart Glasses will be available in both monocular and binocular versions and will have resolutions up to full HD with wireless connectivity, ideal as a smartphone mobile display accessory and for cloud computing. This advanced line of products will utilize extremely thin and light weight optics employed in fashion wear eyeglass frames.

Monocular Video Eyewear Products

From 2003 to 2009, we sold a line of monocular (single eye) Video Eyewear Products called the M920, which were discontinued in 2009 and replaced with a monocular high-resolution Video Eyewear model called Tac-Eye. This product is ruggedized and designed to clip onto a pair of ballistic sunglasses, helmets or conventional safety goggles. The Tac-Eye product line was sold as part of the TDG Asset sale in June 2012.

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Monocular products, due to their single eye display are best used for “information snacking” and are not designed for extended user viewing without training. Other monocular eyewear issues can include possible visual rivalry problems for eye dominance and focus for the user wearing them. Typically monocular products have smaller fields of view that result in less information display capability and no stereoscopic 3D or depth information. Binocular Video Eyewear products overcome these issues and are the best choice in most applications. For the industrial sector in or around June of 2013, we intend to release our first waveguide based HMD that is fully enabled for AR use. The M2000AR will have tracking sensors, hi-resolution camera, HDMI interface, and see through optics that can be mounted to hardhats or goggles. Applications will include training, manufacturing, maintenance and other hands-free operations.

For the industrial and commercial markets, we intend to introduce the monocular M100 Smart Glasses in 2013. We won a 2013 CES Best of Innovations Design and Engineering award in the accessories for smartphone accessories. The M100 was demonstrated publicly at the January 2013 CES show. In December 2012, we also started selling our first software developer kits for the M100 to our growing community of Smart Glasses developers.

Virtual Reality Products

Virtual Reality (VR) Video Eyewear products provide a user with 3D computer simulated environments that can simulate the real or an imaginary world. By definition, VR Products are binocular so they can provide an immersive 3D world view for the user. Our current VR product is the Wrap 1200VR, the fourth generation of our VR Video Eyewear. These Virtual Reality products contain “three degrees of freedom” head tracking technology, which enables the user to look around the environment being viewed by moving his or her head. Today VR is primarily used for game playing, training and simulations.

Augmented Reality Products

Augmented Reality Products provide a user a live, direct or indirect, view of a physical, real-world environment whose elements are augmented by computer generated sensory input such as sound, video, graphics or GPS data. Our current AR products include the Wrap 920AR and STAR 1200.

The Wrap 920AR enabled Video Eyewear with VGA resolution has stereo cameras enabling viewing of the real world in 3D. It is designed to plug into a computer’s USB and video ports. It also contains head tracking technology, which enables the user to look around the environment being viewed by moving his or her head which in turn sends that information back to the computer which then adjusts the computer generated AR image accordingly.

The STAR 1200 was our first AR Video Eyewear product with see-through technology that enables the user to see the real world directly through and around its transparent WVGA widescreen video displays. With the built in sensors and a high performance HD camera, computer content, such as text, images and video can be overlaid and connected to the real world with the see through displays in full color 2D or 3D. This product is primarily used by individual researchers and AR software developers.

We intend to launch a new line of Video Eyewear augmented reality Smart Glasses in the third quarter of 2013. Smart Glasses, designed to be a smartphone accessory at first, are intelligent wearable computing systems specifically designed to enable both Cloud Computing and augmented reality. For the first of these Smart Glasses we received an Innovations Design and Engineering Award in connection with the January 2013 Consumer Electronics Show. The first device, the M100 is a “hands free display” much like today’s hands-free audio systems commonly used with cellphones for voice calls. The Vuzix M100 Smart Glasses will include a small display, camera, compass, motion-tracker and audio system for wirelessly connecting via Bluetooth or Wi-Fi with the cellphone and displaying or mirroring information such as texts (SMS), email, mapping GPS, and video data. The embedded camera in the Smart Glasses will be usable for recording and/or seeing the real world and therefor will usable for a variety of AR applications. Input and control of the M100 consists of using the wirelessly connected smartphone or speech recognition voice control. Being a monocular device and therefore not designed for full-time viewing by the user, the M100 is designed for information “snacking” or content viewing limited to short sessions. Finally, as the M100 runs Android it will allow future third party applications to be developed, sold and downloaded to run directly in the M100 Smart Glasses. We expect to introduce the M100 late in the summer of 2013.

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At the January 2013 Consumer Electronics trade show, we won an innovation award for the prototype of our binocular Smart Glasses technology. This new technology, based on our proprietary see-through waveguide optics and HD display technology, is designed to fit into the frames of designer-styled glasses. We intend to introduce binocular Smart Glasses using this technology that will allow users to see and augment the real world and as if looking through a conventional pair of eyeglasses. Because this product will run the Android operating system, already existing and newly developed applications will enable these AR functions.

We believe cloud or internet-connected Smart Glasses applications will be created for manufacturing, medical, maintenance and repair, training, gaming and social media uses for both our monocular and binocular smart glasses product lines. According to IDC-Statista, over 1 billion smartphones are projected to be sold in 2014 and according to ABI Research smart glasses shipments are projected to exceed 75 million units annually by 2018. Also, according to a new report from Juniper Research, the market for "smart accessories" is projected to be $1.5 billion by 2014, and over 2.5 billion mobile augmented reality apps are projected to be downloaded to smartphones and tablets annually.

Custom Solutions and Engineering Solutions

We have in the past provided full optics systems, including head mounted displays, human computer interface devices, and wearable computers to commercial, industrial and defense customers. As a result of the sale of the TDG Assets in June 2012, we will no longer be pursuing general engineering services work with defense or security organizations. Any future Defense R&D programs we participate in will be limited to the advancement of our waveguide technology and require the consent of the TDG buyer, whose consent is not to be unreasonably withheld. We currently are fulfilling 3 U.S. Government sponsored waveguide engineering contracts we have in place through the Defense Advanced Research Projects Agency (DARPA), the Air Force Research Labs and the Navy Research labs. In addition, we may apply for additional follow-on DOD funding, in partnership with TDG, to help accelerate the development of our waveguide optics. Any ultimate waveguide based products we create for defense or security markets will be exclusively marketed for us by TDG.

Technology

We believe that it is important to make substantial investments in research and development to maintain our competitive advantage. The development and procurement of intellectual property rights relating to our technologies is a key aspect of our business strategy. We believe that it is now technologically feasible to improve upon the weight, ergonomics, optical performance, see-through capabilities, luminance, power efficiency, compactness, field of view and resolution of the current generation of virtual displays and display components. “Early technology adopters” have been the majority of the purchasers of our consumer Video Eyewear products to date. However, our near-to-eye virtual display technology has been gradually improving in performance and we believe will soon meet the high expectations of the consumer mass markets with respect to screen resolution, image size and ergonomics. We expect to continue to improve our products through our ongoing research and development and advancements made by our third party suppliers of key components.

We also develop intellectual property through our ongoing performance under engineering service contracts. We intend to continue to pursue development contracts for applications that enhance our waveguide optics technology. Our policy is to retain our proprietary rights with respect to the principal commercial applications of our technology under any engineering services work we perform, whenever possible. To the extent new technology development has been funded by a U.S. federal agency, under applicable U.S. federal laws, the agency has the right to obtain a non-exclusive, non-transferable, irrevocable, fully paid license to practice or have practiced this technology for governmental use.

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During 2012 and 2011, we spent $1,448,541 and $2,122,359 (inclusive of $295,138 and $781,386 included in discontinued operations), respectively, on research and development activities. We expect to increase our research and development expenditures in the future as our revenues grow. We have also acquired and licensed technologies developed by third parties and we may do so in the future.

We believe that the range of our proprietary technologies gives us a significant competitive advantage. Our technologies relate to advanced optics systems including passive and active see-through imaging waveguides; micro-projection display engines; high resolution scanning displays; motion tracking systems; and specialized software drivers and applications for video eyewear displays. We also have a portfolio of trade secrets and expertise in nano-imprinting using quartz mold substrates, Nano structure UV (ultra violet) embossing, and engineering tool sets for the design and manufacturing of diffractive waveguide optics.

We believe once commercialized, our low-power HD scanning engine and waveguides technologies will allow us to produce ultra-thin high-resolution eyeglass styled display systems at a low cost. We will then have fuller vertical integration of our supply chain which we believe will help us obtain us a strong competitive advantage. We estimate that commercialization of our low-power HD scanning engine and waveguide technologies will in total require approximately $3 to $5 million in funding, and we intend to use portions of the proceeds of this offering towards this commercialization (see “Use of Proceeds”). We anticipate that the commercialization of the waveguide technologies will be completed in 2013.

In December 2005, we entered into a technology acquisition agreement with New Light Industries, Ltd., covering an extremely compact head-mounted virtual display. In August 2011, we entered into a technology license agreement with Nokia Corporation for their Exit Pupil Expanding (EPE) optics technology, also known as waveguides. Under the agreement, we will perform on-going research and development on the EPE optics and are expected to manufacture and bring to market components and products containing the licensed technology. In addition, we will provide Nokia with ability to purchase products and components which incorporate the licensed technology. The combination of Vuzix and Nokia technology is expected to accelerate the development and introduction of new Video Eyewear products in an eyeglass factor to the market.

Our technologies enable us to provide low-cost, small form factor, high-resolution Video Eyewear products. To protect our technologies, we have developed a patent portfolio which currently consists of 33 issued U.S. and foreign patents and 15 pending U.S. and foreign patent applications. We also have several new invention disclosures, covering additional aspects of our waveguide technology and our smart glasses virtual display technology that are currently being prepared for purposes of submitting design and utility patent applications. Our U.S. patents expire on various dates from December 30, 2014 until November 13, 2029. Our international patents expire on various dates from May 12, 2018 until October 4, 2027. In addition, in connection with our sale of the TDG Assets, we received a worldwide, royalty free, assignable grant-back license to all the patents and other intellectual property sold for use in the manufacture and sale of products in the consumer markets. See “— TDG Asset Sale and Discontinued Operations” under “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

Major technologies that we employ in our products include:

Hardware Technology

Virtual Display Technology (including Lens Technology and Optics Assemblies)

Microdisplay optics represent a significant cost of goods for both us and our competitors. This cost is a function of the physical size of the microdisplay and the cost of the supporting optics. Smaller microdisplays are less expensive to produce but they require larger and more sophisticated optics to make near-eye systems that have no user adjustments, large fields of view and very low distortion specifications. Larger displays require less magnification and less complex optics, but the optics become very bulky and the displays are significantly more expensive to manufacture. To improve our Video Eyewear’s fashion and ergonomics, we are developing thin and lightweight optics that can be integrated with very small microdisplays that we expect will match conventional eyewear frames in size and weight. These new optics and displays provide what we believe are significantly improved ergonomics compared to competing wearable virtual displays.

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See-Through Waveguides:   We are developing both passive and dynamic waveguide optics that are the basis for our future slim Video Eyewear displays. Our dynamic waveguides use index modulated liquid crystal material to switch beam steering grating built in a thin glass window to scan an image in the user’s eye. We are also developing passive optical display engine that uses a 1.4 mm thick see-through blade of glass or plastic with an ultra-compact micro display engine to magnify and focus the light from a display into a user’s eye. If successfully produced, we expect that these near-eye display engines will provide a large field of view from a very thin lens system and will also function in see-through applications. Video Eyewear incorporating these engines will be closer to conventional sunglasses than currently available products in comfort, size, weight and ergonomics. We have filed patent applications with respect to this technology. We have also entered into a technology license agreement with Nokia Corporation for their Exit Pupil Expanding (EPE) optics technology.

LED Scanning Display Engine: We have patents and patents pending on a new LED Scanning Display Engine (SDE). The SDE will incorporate both the display subsystem and a waveguide optic in a single monolithic design that we believe will enable us to produce low cost, HD resolution displays in a form factor that will be integrated into frames similar in size to ordinary sunglasses.  We have successfully prototyped both monochrome and color versions of the SDE in our design labs. If our continued research is successful we believe we will be able to produce a low cost, high-resolution display that will be superior to existing microdisplay technology with respect to price, resolution, weight, form-factor and power consumption.

Nanoimprinting: We continue to develop a portfolio of trade secrets and expertise in nanoimprinting. From quartz substrate molds with unique nano-structured grating surfaces built into them to UV (ultra violet) embossing, and engineering tool sets for the design of diffractive waveguide optics. These trade secrets deal with the manufacture of molds through to volume production UV embossing. We believe these technologies are essential to the production of our 1.4 mm thick see through lenses which we believe are the cornerstone to making fashionable eyeglass styled Smart Glasses.

Patents and other Intellectual Property

We have an intellectual property policy which has as its objectives: (i) the development of new intellectual property to further our intellectual property position in relation to personal display technology; and (ii) the maintenance and protection of our valuable trade secrets and know-how. We seek to further achieve these objectives through the education and training of our engineering staff and the adoption of appropriate systems, policies and procedures for the creation, identification and protection of intellectual property.

Our general practice is to file patent applications for our technology in the United States, Europe and Japan, while inventions which are considered to have the greatest potential are further protected by the filing of patent applications in additional countries, including Canada, Russia and China. We file and prosecute our patent applications in pursuit of the most extensive fields of protection possible including, where appropriate, the application of the relevant technology to the broader display industry.

We believe that our intellectual property portfolio, coupled with our key supplier relationships and accumulated experience in the personal display field, gives us an advantage over potential competitors. We also believe our copyrights, trademarks, and patents are critical to our success, and we intend to maintain and protect these. We also rely on proprietary technology, trade secrets, and know-how, which are not patented. To protect our rights in these areas, we require all employees and, where appropriate, contractors, consultants, advisors and collaborators, to enter into confidentiality, invention assignment and non-competition agreements.

In addition to our various patents, we have 11 registered U.S. trademarks and 38 trademark registrations worldwide and 4 pending international trademark applications.

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Competitors and Competitive Advantage

The personal display industry in which we operate is highly competitive. We compete against both direct view display technology and near-eye display technology. We believe that the principal competitive factors in the personal display industry include image size, image quality, image resolution, power efficiency, manufacturing cost, weight and dimension, feature implementation, ergonomics and, finally, the interactive capabilities of the overall display system.

Most of our competitors’ products for mobile use are based on direct view display systems, in which the user views the display device, or screen, directly without magnification. These products have several disadvantages compared to near-eye virtual displays and our Video Eyewear products. If the screens are large enough to read as full conventional internet page or HD video without external magnification or image zooming, the products must be large and bulky, such as laptops, tablets, personal computers or portable DVD players. If the displays are small, such as those incorporated in smartphones, the screens can be difficult to read when displaying higher resolution content. Despite the limitations of direct view personal displays, advanced multi-media enabled or smartphones are being produced in ever increasing volumes by a number of manufacturers, including Motorola, Inc., Nokia Corporation, Sony Ericsson Mobile Communications AB, Research In Motion Limited, Samsung Electronics Co., Ltd., Nokia, LG Electronics and Apple Inc. (Apple). We expect that these large and well-funded companies, as well as newer entrants into the marketplace, will make products that are competitive with ours based on improvements to their existing direct view display technologies or on new technologies. Examples of new display technology include foldable displays, e-ink and Qualcomm’s mirasol reflective technology called IMOD. The “retinal” displays on the latest Apple iPads and iPhones provide very high resolution and are proving effective as mobile direct view personal displays for a variety of applications, including many that were once considered applications where Video Eyewear was superior.

Aside from direct view displays, we also have competitors who produce near eye personal displays, or Video Eyewear. For the past decade most of such products were mainly low-resolution, bulky in size, poor ergonomically, costly, and heavy in their power requirements. We believe that most of our competitors’ near eye products have had inferior optics, marginal electronics and poor industrial design and that, as a result, our Video Eyewear products are superior to many of our competitors’ in both visual performance and ergonomics. At present, other than possibly Sony in its main Japanese marketplace, we believe no one company has greater revenue than Vuzix in this market. We believe we are considered the current market leader with the broadest product line.

Competition — Binocular Video Eyewear Products

Today, there are few companies other than Vuzix that compete in the binocular Video Eyewear space; those that do include Carl Zeiss, Seiko Epson, Sony and Acupix. Carl Zeiss introduced its first model called the Cinemizer several years ago but has restricted its sales primarily to Germany thus far. Carl Zeiss commenced selling an improved WVGA Oled version in the fall of 2012. Epson and Sony are both selling products that look like the larger head mounted displays from 10 to 15 years ago. Epson recently announced their “Moverio” HMD and Sony introduced their “HMZ” HMD late in 2011 for home or fixed location use. Sony recently announced a second version of their HMZ with several claimed improvements designed to solve some of its many user comfort problems. We believe neither of these competitive products have been received well in the market place due to their bulky and non-user-friendly designs. Brother International also began marketing a see-through HMD on a limited basis in Japan in late 2011. In the fall of 2012, Acupix of Korea introduced a WVGA video eyewear model with HDMI inputs, but it lacks support for legacy video devices and user optical adjustments. In early January 2013, TDG Acquisition Company, LLC (the purchaser of our TDG Assets, now operating as Six15 Technologies) announced its new Tac-Eye AR line of see-through AR products for its target marketplaces. A new “crowd funded” entity, Oculus has recently announced that it intends to ship large field of view VR goggle HMD in 2013 called the Oculus Rift. We believe the unit is very bulky relative to the wearer’s head and offers only limited resolution to each eye. We expect that, as the market grows and matures and as the technology becomes more refined, more companies may compete with us.

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There are a number of smaller companies that have products that compete with our Video Eyewear products. They generally use binocular display module (BDM) produced by Kopin Corporation. Kopin offers binocular display modules of varying resolutions to original equipment manufacturers (or OEMs). Those modules are designed for easy customization by OEMs and include microdisplays, backlights, optics and optional drive electronics. The availability of those BDMs has greatly reduced the investment required for new competitors to enter the business. Currently, Kopin BDMs are primarily used by Asian-based Video Eyewear manufacturers. There are also several Chinese companies offering what we believe are inferior solutions in this market, but we believe their distribution in North America and Europe is limited. Other microdisplay manufacturers may also introduce BDM modules built around their products. We believe that the products produced by those manufacturers have one or more of the deficiencies described above. Kopin does not currently compete with Vuzix at the retail level. Kopin is also our primary supplier of microdisplays.

In 2010, our largest competitor, MyVu, ceased operations. Its intellectual property assets were sold to unnamed parties in Asia. Other companies that have stated their intention to enter this market when their product development is complete are Lumus and Microvision Corporation. At the CES 2012 tradeshow, Lumus demonstrated a see-through HD optics engine in a pair of Video Eyewear. They have not yet announced a product that is production ready. Microvision has also announced that they are currently focused on the Pico projection markets, as described below, and that they are not planning to introduce a wearable display solution.

Another product incorporating recently developed technology is a handheld projector that utilizes micro-displays and optics to project digital images onto any nearby viewing surface, such as a wall. These devices are referred to as pocket projectors or pico projectors and are designed to overcome the limitations of the native small screen on smartphones and other mobile devices. Pico projectors use either liquid crystal on silicon displays (LCOS) or color lasers to create their image. We believe pico projectors have had higher unit sales to date than Video Eyewear primarily because of their cost advantage and higher resolutions.

In the VR and AR markets, Vuzix currently stands alone in the consumer space with effectively no competition in all but the very high-end researcher market. Both Cinemizer and Sony have announced their intent to offer upgrades to their new products for virtual reality applications. Today’s VR applications are primarily PC based entertainment applications, a market we believe Sony is not about to focus on against its PS3 gaming console.

Recent industry press articles have featured pictures and videos of a Google concept monocular pair of glasses, called Google Project Glass, which is currently expected to be commercially available in 2014, Further, industry bloggers have speculated that companies such as Apple and Microsoft may offer or support AR Video Eyewear products in the near future.

Competition — Monocular Video Eyewear Products

Although several companies produce monocular Video Eyewear, we believe that sales of their products to date have been limited. To date, the market opportunity for products other than night vision products has been limited primarily to trial tests rather than commercial volume purchases for industrial applications. Due to the inherent usage limitation of monocular near-eye displays, l large unit volumes have only been sold into the defense markets and we believe our former Tac-Eye monocular video Eyewear was a leader. However since we sold that product line, we will not be generating future revenues until we develop new products for the non-defense or security markets. Current competitors in these markets are Liteye Systems, Inc., Lumus, Shimadzu Corporation, Microvision, Kopin, Creative Display Systems, LLC, OASYS Technology, LLC (now part of BAE Systems), TDG Acquisition Company, LLC (the purchaser of the TDG Assets, now operating as Six15 Technologies) , Rockwell Collins, Inc. and its subsidiary Kaiser. Kopin has begun to aggressively promote its upcoming Golden-i that combines a speech recognition controlled head mounted computer with a monocular near-eye display. The Motorola Solutions group introduced Golden-i in late 2012 as Kopin’s distributor. The Google Project Glass will result in a new consumer oriented monocular display system. We expect that we will encounter competition in the future from major suppliers of imaging and information products for defense applications.

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There is competition in all classes of products manufactured by us, including from divisions of large companies and many small companies. Our sales do not represent a significant share of the market for any class of products. The principal points of competition for these products include, among other factors: price, product performance, the availability of supporting applications, the experience and brand name of the particular company and history of its dealings in such products. We believe that most of the monocular Video Eyewear products currently offered by our competitors are inferior to ours because they are bulky, have smaller image sizes with lesser performing optics and/or are currently priced higher than our products.

Sales and Marketing

Sales

We focus primarily on the consumer market. Targeted applications include video viewing, remote monitors, Virtual Reality, and Augmented Reality. From 1997 to 2004, most of our sales efforts were directed toward obtaining contracts to provide custom engineering solutions and products for the defense markets. In 2005, as our products and technology evolved, we began to sell standard Video Eyewear products for the consumer markets. In 2007, we introduced Virtual Reality products and in 2010 we introduced our first Augmented Reality products. In June 2012, we sold the TDG Assets of our Tactical Display Group, which sold and licensed products and provided services, directly and indirectly, to military organizations and defense and security organizations. In 2012 we announced our first Smart Glasses products which we anticipate we will start to sell by the third quarter of 2013.

As we broaden our markets, we will have separate marketing and sales strategies for each of our target application areas and markets. We regularly attend industry trade shows in our application markets.

Marketing

Our marketing group is responsible for product management, planning, advertising, marketing communications, and public relations. We have an internal public relations effort in the U.S. and have at times retained external public relations firms for the U.S. market. In the UK we employ a public relations firm part-time. We also employ a marketing firm to help prepare brochures, packaging, tradeshow messaging and advertising campaigns. Our products are currently sold under the Vuzix Wrap brands. We intend to become known as the premier supplier of Video Eyewear products for video viewing and Virtual and Augmented Reality enabled Smart Glasses. We plan to undertake specific marketing activities as needed, including, but not limited to:

•	product reviews, case studies and promotions in trade publications;

•	enhancement and maintenance of our Website, Web Store and Social Media sites;

•	internet and web page advertising and targeted emails;

•	public relations;

•	print advertising, catalogs and point of purchase displays

•	trade shows and event sponsorships; and

•	co-marketing relationships or partnerships with relevant companies in selected markets.

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Engineering Services

We primarily solicit sales of our engineering services programs directly. In regard to defense and security markets, due to the sale of our TDG Assets in June 2012, we only work with select defense sections within the U.S. government with respect to our waveguide technology, and any future programs will require the prior written approval of TDG, whose consent is not to be unreasonably withheld. We believe we have established a solid reputation for quality, performance and innovation for near-eye virtual display systems that will be attractive to many types of commercial users that want to leverage our services and products within their businesses. Attendance at industry trade shows, conferences and application white papers will be utilized to generate customer interest.

Consumer

We engage in a variety of marketing efforts that are intended to drive customers to our products and to grow awareness of our AR Smart Glasses, VR products and Video Eyewear in general. Public relations are an important aspect of our marketing and we intend to continue to distribute samples of our products to key industry participants. We intend to focus our consumer marketing efforts for the next 12 months on:

•	distinguishing our Video Eyewear product category from current competitors and by offering products with performance such as our Smart Glasses technology that is superior to that of our competitors;

•	creating awareness with the press and general public about the AR and VR applications that are now possible with our Video Eyewear, with particular emphasis on our Smart Glasses products;

•	attempting to create and build further consumer acceptance and momentum around the Video Eyewear category as compared to existing alternative technologies; and

•	creating brand awareness of the Vuzix brands.

Our Video Eyewear and VR Video Eyewear products are currently sold directly to consumers through select specialty retailers, through catalogue offerings and through third party North American distributors including D&H. Our products over the last 12 months have been sold by the following U.S. based resellers: Hammacher Schlemmer, Macy’s and Amazon and directly from us through our website. Our latest Wrap 1200 Video Eyewear and AR Video Eyewear models are not currently offered through third party resellers in North America, and must be purchased directly from Vuzix. We anticipate that general distribution of the Wrap 1200 will begin in 2013. Our website, www.vuzix.com is an important part of our direct sales efforts. For resellers with physical retail locations in the United States, we have in the past offered point of purchase systems that include a video frame running a slide show presentation about the products and an integrated fully functional Video Eyewear product that allows potential customers to use our products.

We currently sell our products internationally through distributors, resellers, and various Vuzix operated web stores in Europe and Japan. Our international focus is currently on Japan and the EU. In Japan, we have a branch sales and service office in Tokyo, and a small warehouse outside of Tokyo. We employ three full-time and one part-time staff. In spring 2008, we created a wholly owned subsidiary, Vuzix (Europe) Limited, through which to conduct our business in the EU and Middle Eastern markets. Resellers in 50 countries placed orders with us during 2012. We maintain a small European sales office in Oxford, England. We have also retained a sales consultant (who acts as our European Director of Operations), a UK public relations firm and a mobile applications consultant to provide us with advice regarding the European cellular phone market. For customer support and warehousing, we have contracted with a third-party end user technical support firm and fulfillment center to service our customers in the EU.

Manufacturing

Currently, we purchase product components from our suppliers, engage third party contract manufacturing firms to perform electronic circuit board and cable assemblies, and perform the final assembly of our products ourselves in our Rochester, New York facility. We are experienced in the successful production of our products in moderate volumes. We expect to continue to perform final assembly of our Video Eyewear products ourselves over the short term. However, if our volume increases and cost effective third party sourcing becomes feasible, we anticipate that we will outsource the bulk of the final assembly, with the possible exception of certain critical optical and display components.

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We currently purchase almost all of the microdisplays used in our products from Kopin. Our relationship with Kopin is generally on a purchase order basis and it does not have a contractual obligation to provide adequate supply or acceptable pricing on a long-term basis. We procure a small percentage of our microdisplays from other sources such as Syndiant. While we do not manufacture our components, we own the tooling that is used to make our custom components with the exception of certain authentication chips and connectors that may be required to support industry standard device connectivity. We do not believe that we are dependent on our relationships with any supplier other than Kopin in order to continue to operate our business effectively. Kopin has also been significant customer of our night vision display electronics modules, which were sold to TDG, and owns just under 4% of our common stock. Some of our accessory products are sourced from third parties as finished goods. We typically have them print our Vuzix brand name on these products. Such third party products represented less than 1% of our sales in 2012.

We generally procure components and products from our vendors on a purchase order basis without any long-term commitments. We currently use several Asian manufacturing sources, where we have located some of our tooling. Over time, we expect to globally source almost all of our components which we believe will minimize product costs. We anticipate that procuring assembled products from third parties will result in decreased labor force requirements, capital equipment costs, component inventories, and the cost of maintaining inventories of work in progress.

Employees

As of July 30, 2013, we had 25 full-time employees in North America: 5 in sales and marketing, distribution, and customer service; 9 in research and development and engineering services support; 5 in manufacturing, operations and purchasing; 1 in quality assurance; and 5 in accounting, management, and administration. We also work with a group of sub-contractors, mainly for industrial and mechanical design assistance in the Rochester, New York area. To further our waveguide research development with work with various commercial and academic researchers in the United Stated and Finland. In Japan, we have 3 full-time employees and in the UK we have one full-time contractor to manage our European sales and marketing activities.

History

We were incorporated in Delaware in 1997 as VR Acquisition Corp. In 1997, we acquired substantially all of the assets of Forte Technologies, Inc. (Forte), which was engaged in the manufacture and sale of Virtual Reality headsets and the development of related technologies. Forte was originally owned and controlled by Kopin, our main current microdisplay supplier. Most of the technologies developed by Forte are now owned and used by us.

In 1997, we changed our name to Kaotech Corporation. In 1998, we changed our name to Interactive Imaging Systems, Inc. In 2004, we changed our name to Vicuity Corporation and then to Icuiti Corporation. In 2007, we changed to our current name, Vuzix Corporation. None of these name changes were the result of a change in our ownership control.

Legal Proceedings

On October 23, 2012, Abarta, LLC (or Abarta) filed a complaint against us in the United States District Court for the Eastern District of Texas alleging the infringement of one or more claims of the patent entitled “Virtual Reality System”, of which Abarta is the exclusive licensee. Abarta sought damages from us equal to not less than a reasonable royalty. We settled this complaint and entered into a license agreement for our current and future products with Abarta in April 2013. The terms of the settlement are confidential.

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On January 25, 2013, TDG Acquisition LLC, or TDG filed a complaint against us in the United States District for the Western District of New York alleging breach of the Asset Purchase Agreement between it and us. The complaint was dismissed on May 7, 2013. TDG may pursue these claims in the future under the arbitration provisions of the Asset Purchase Agreement.

We are not currently involved in any other pending legal proceeding or litigation and we are not aware of any such proceedings contemplated by or against us or our property.

Properties

We lease approximately 8,800 square feet at our facilities located at 2166 Brighton Henrietta Townline Road, Rochester, New York 14623. In this facility, we have located our manufacturing, research and development, sales and administration offices. We currently pay approximately $65,000 per year in rent, which is leased on a calendar year term and will expire on September 30, 2013. We consolidated operations into this facility in September 2012 after divesting the TDG Assets in June 2012.

We believe that this facility is in good operating condition and adequately serves our needs. We anticipate that, if required, suitable additional or alternative space would be available on commercially reasonable terms to accommodate expansion of our operations or relocate our operations if we do not renew our lease at the end of its current term.

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Management

Executive Officers, Directors and Key Employees

The following table sets forth the names and ages of the members of our Board of Directors and our executive officers and the positions held by each as of date of this prospectus.

Name	Age	Position
Paul J. Travers	51	Chairman, President, Chief Executive Officer
Grant Russell	60	Chief Financial Officer and Director
Michael McCrackan	49	Vice President of Operations
William Lee	60	Director
Alexander Ruckdaeschel	40	Director
Michael Scott	67	Director

All directors hold office until the next annual meeting of stockholders and the election and qualification of their successors. Officers are elected annually by the board of directors and serve at the discretion of the board.

Executive Biographies

Paul J. Travers was the founder of Vuzix and has served as our President and Chief Executive Officer since 1997 and as a member of our board of directors since November 1997. Prior to the formation of Vuzix, Mr. Travers founded both e-Tek Labs, Inc. and Forte Technologies Inc. He has been a driving force behind the development of our products. With more than 25 years’ experience in the consumer electronics field, and 20 years’ experience in the virtual reality and virtual display fields, he is a recognized industry expert. He holds an Associate degree in engineering science from Canton, ATC and a Bachelor of Science degree in electrical and computer engineering from Clarkson University. Mr. Travers resides in Honeoye Falls, New York, United States. Mr. Travers’s experience as our founder and Chief Executive Officer qualifies him to serve on our board of directors.

Grant Russell has served as our Chief Financial Officer since 2000 and as a member of our board of directors since April 3, 2009. From 1997 to 2004, Mr. Russell developed and subsequently sold a successful software firm and a new concept computer store and cyber café. In 1984, he co-founded Advanced Gravis Computer (Gravis), which, under his leadership as President, grew to become the world’s largest PC and Macintosh joystick manufacturer with sales of $44,000,000 worldwide and 220 employees. Gravis was listed on NASDAQ and the Toronto Stock Exchange. In September 1996 it was acquired by a U.S.-based Fortune 100 company in a successful public tender offer. Mr. Russell holds a Bachelor of Commerce degree in finance from the University of British Columbia and is both a U.S. Certified Public Accountant and a Canadian Chartered Accountant. Mr. Russell resides in Vancouver, British Columbia, Canada. Mr. Russell’s business executive and financial experience qualifies him to serve on our board of directors.

Michael McCrackan has served as Vice President of Operations since June 2010. Prior to joining us, from 2004 to 2010, Mr. McCrackan was the Director of R&D – Product Management and Systems Engineering at Eastman Kodak. With over 20 years of diverse experience in R&D, product management, and operations for numerous, complex imaging systems, Mr. McCrackan has experience developing and launching new businesses - including the delivery of products and services for over 15 countries in the Digital Special Effects Post Production industry, Digital Cinema, and Digital Signage markets. Mr. McCrackan holds a BS in Computer Science from the New York Institute of Technology, an MS degree in Software Development and Management from the Rochester Institute of Technology, and a Scientific and Engineering Academy Award for the development of the Kodak Lightning Laser Film Recorder.

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William Lee has served as a member of our board of directors since June 26, 2009. Mr. Lee has been self-employed as a financial consultant since May 2008. From January 2006 to May 2008, he served as Chief Financial Officer of Jinshan Gold Mines Inc., a mining company listed on the Toronto Stock Exchange. From July 2004 to January 2006, he was engaged as a business analyst for Ivanhoe Energy Inc., a Toronto Stock Exchange and NASDAQ listed company, and Ivanhoe Mines Ltd. Vancouver, an independent international heavy oil development and production company with operations in Canada, the United States, China, and Ecuador and listed on the New York and Toronto Stock Exchanges. Mr. Lee spent nine years engaged in the practice of public accounting with the firm of Deloitte & Touche. Mr. Lee is a member of the Institute of Chartered Accountants of British Columbia and holds a Bachelor of Commerce degree from the University of British Columbia. Mr. Lee also currently serves as a director of Tinka Resources Ltd., Halo Resources Ltd., and Riverside Resources Inc., all of which are listed on the TSX-V. Mr. Lee resides in Delta, British Columbia, Canada. Mr. Lee’s financial experience qualifies him to serve on our board of directors.

Michael Scott has served as a member of our board of directors since August 2012. Since July 2003, Mr. Scott has been a Professor of Law at the Southwestern Law School in Los Angeles, CA. Since September 2012, Mr. Scott has also been of counsel at Wolk, Levine & Trotter. Previously, he was Partner at various legal firms specializing in Technology and IP Practices, including Perkins Coie LLP, and Graham & James. He previously served on the board of Sanctuary Woods Multimedia, Inc., a publicly traded company. He is the author of 7 books on Technology Law as well as the writer of numerous legal IP-related articles published in journals, newspapers and magazines. He is the Founder and Editor-in-Chief of the E-Commerce Law Report and the Cyberspace Lawyer. Mr. Scott’s technology and intellectual property experience qualify him to serve on our board of directors.

Alexander Ruckdaeschel joined our board of directors in November 2012. Since March 2001, Mr. Ruckdaeschel has worked in the financial industry in the United States and Europe and as a co- founder, partner and or in senior management. Mr. Ruckdaeschel cofounded Herakles Capital Management and AMK Capital Advisors in 2008. Mr. Ruckdaeschel has also been a partner with Alpha Plus Advisors, from 2006 to 2010, and Nanostart AG, from 2002 to 2006, where he was the head of their U.S. group. Mr. Ruckdaeschel has significant experience in startup operations as the manager of DAC Nanotech-Fund and Biotech-Fund from 2002 to 2006. Following service in the German military, Mr. Ruckdaeschel was a research assistant at Dunmore Management focusing on intrinsic value identifying firms that were undervalued and had global scale potential. From October 1992 to October 2000 Mr. Ruckdaeschel was in the German military and supported active operations throughout the Middle East while also participating as a professional biathlon athlete.

Corporate Governance and Related Matters

Board Leadership Structure

Our board is responsible for the selection of the chairman of the board and the chief executive officer. Our board does not have a policy on whether or not the roles of chief executive officer and chairman should be separate and, if they are to be separate, whether the chairman should be selected from the non-employee directors or be an employee. Our board believes that Paul J. Travers, our founder and chief executive officer, is best situated to act as chairman of the board because he is the director most familiar with our business and industry and is therefore best able to identify the strategic priorities to be discussed by the board.

Our board believes that the most effective board structure is one that emphasizes board independence and ensures that the board’s deliberations are not dominated by management. Three of our five current directors qualify as independent directors as defined under current listing standards of NASDAQ. Each of our standing board committees is comprised of only independent directors, including our nominating committee, which is charged with annually evaluating and reporting to the board on the performance and effectiveness of the board. Our board has not appointed a lead independent director.

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Our Board’s Role in Risk Oversight

Our management is responsible for risk management on a day-to-day basis. The role of our board and its committees includes overseeing the risk management activities of management. Our board oversees our risk management processes directly and through its committees. The audit committee assists the board in fulfilling its oversight responsibilities with respect to risk management in the areas of financial reporting, internal controls and compliance with legal and regulatory requirements, and discusses policies with respect to risk assessment and risk management, including guidelines and policies to govern the process by which our exposure to risk is handled. The compensation committee assists the board in fulfilling its oversight responsibilities with respect to the management of risks arising from our compensation policies and programs. The nominating committee assists the board in fulfilling its oversight responsibilities with respect to the management of risks associated with board organization, membership and structure and succession planning for our directors.

Code of Ethics

Our board of directors has adopted a written code of ethics, the Code of Business Conduct and Ethics, which applies to all of our directors, officers (including our chief executive officer and chief financial officer) and employees.

We make available to the public various corporate governance information on our website (www.vuzix.com) under “Investors – Corporate Governance.” Information on our website includes our Code of Business Conduct and Ethics, the Audit Committee Charter, the Compensation Committee Charter, the Nominating Committee Charter, and our Insider Trading Policy. Information regarding any amendments to, or waiver from, the Code of Business Conduct and Ethics will also be posted on our website.

Information Regarding the Board and its Committees

Board Committees

We have an audit committee, a compensation committee and a nominating committee.

Audit Committee

Our audit committee consists of William Lee, Michael Scott and Alex Ruckdaeschel, each of whom is a non-employee director. Mr. Lee is the chairperson of our audit committee. Our board of directors has determined that each member designee of our audit committee is an independent director as defined under the NASDAQ listing rules and meets the requirements of financial literacy under SEC rules and regulations. Mr. Lee serves as our audit committee financial expert, as defined under SEC rules.

Our audit committee is responsible for, among other things:

•	selecting and hiring our independent auditors, and approving the audit and non-audit services to be performed by our independent auditors;

•	evaluating the qualifications, performance and independence of our independent auditors;

•	monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to financial statements or accounting matters;

•	reviewing the adequacy and effectiveness of our internal control policies and procedures;

•	discussing the scope and results of the audit with the independent auditors and reviewing with management and the independent auditors our interim and year-end operating results; and

•	preparing the audit committee report that the SEC requires in our annual proxy statement.

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Our board of directors has adopted a written charter for our audit committee, which is available on our website (www.vuzix.com).

Compensation Committee

Our compensation committee consists of William Lee, Michael Scott, and Alex Ruckdaeschel each of whom is a non-employee director. Mr. Ruckdaeschel is the chairperson of our compensation committee. Our board of directors has determined that each member designee of our compensation committee is an independent director as defined under NASDAQ listing standards.

Our compensation committee is responsible for, among other things:

•	reviewing and approving compensation of our executive officers including annual base salary, annual incentive bonuses, specific goals, equity compensation, employment agreements, severance and change in control arrangements, and any other benefits, compensation or arrangements

•	reviewing and recommending compensation goals, bonus and stock compensation criteria for our employees;

•	preparing any compensation committee report required by the rules of the SEC to be included in our annual proxy statement; and

•	administering, reviewing and making recommendations with respect to our equity compensation plans.

Our compensation committee may not delegate any of its authority to any other person. No compensation consultant was engaged to determine or recommend the amount or form of compensation paid to our executive officers in 2012. The compensation paid to our named executive officers for 2012 was determined by the employment agreements we entered into with those executives in August 2007. See “Compensation of Named Executive Officers and Directors – Employment Agreements.”

Our board of directors has adopted a written charter for our compensation committee, which is available on our website (www.vuzix.com).

Nominating Committee

Our nominating committee consists of William Lee, Michael Scott and Alex Ruckdaeschel. Mr. Scott is the chairperson of our nominating committee. Our board of directors has determined that each member designee of our nominating committee is an independent director as defined under NASDAQ listing standards. Our board of directors has adopted a written charter for our nominating committee, which is available on our website (www.vuzix.com).

Nominating Process

The process followed by the nominating and governance committee to identify and evaluate candidates includes requests to board members, the chief executive officer, and others for recommendations, meetings from time to time to evaluate any biographical information and background material relating to potential candidates and their qualifications, and interviews of selected candidates.

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In evaluating the suitability of candidates to serve on the board of directors, including stockholder nominees, the nominating committee seeks candidates who are independent as defined under NASDAQ listing standards, and meet certain selection criteria established by the committee. The committee also considers an individual’s skills, character and professional ethics, judgment, leadership experience, business experience and acumen, familiarity with relevant industry issues, and other relevant criteria that may contribute to our success. This evaluation is performed in light of the skill set and other characteristics that would most complement those of the current directors, including the diversity, maturity, skills and experience of the board as a whole. The board seeks the best director candidates based on the skills and characteristics required without regard to race, color, national origin, religion, disability, marital status, age, sexual orientation, gender, gender identity and expression, or any other basis protected by federal, state or local law.

Summary Compensation Table

The following table sets forth information concerning total compensation earned or paid to our named executive officers for 2012 and 2011. More detailed information is presented in the other tables and in the footnotes to the tables.

Name and Principal		Salary		Bonus or Commission	Option Awards		All Other Compensation		Total
Position	Year	($)		($)	($)		($)		($)
Paul J. Travers, President and	2012	$300,000	(1)	—	—		—		$300,000
Chief Executive Officer	2011	$300,000	(1)	—	—		—		$300,000
Grant Russell, Chief Financial	2012	$275,000	(1)	—	$—		$21,881	(3)	$296,881
Officer & Executive Vice President	2011	$275,000	(1)	—	$—		$22,436	(3)	$297,436
Michael McCrackan	2012	$125,910		—	$—		—		$125,910
Vice President of Operations	2011	$109,378		—	$55,103	(2)	—		$164,481

(1)	Includes $200,553 and $180,769 unpaid but accrued wages for Mr. Travers and Mr. Russell respectively, as per each named executive officer’s employment contract. For further details see “Transactions with Related Persons – Deferred Compensation.”
(2)	Represents the aggregate grant date fair market of options granted in 2011 in accordance with FASB ASC Topic 718. See note 22 to the consolidated audited financial statements for the fiscal year ended December 31, 2012 and 2011 included in this prospectus.
(3)	Consists of amounts paid to Mr. Russell in reimbursement for the rental of an automobile and direct travel to and from his primary residence in Vancouver, Canada to Rochester, New York.

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Outstanding Equity Awards at Fiscal Year End

The following table sets forth information concerning exercisable and unexercisable stock options held by the named executive officers at December 31, 2012.

Option Awards
Equity
Incentive Plan
Awards:
	Number of	Number of		Number of
	Securities	Securities		Securities
	Underlying	Underlying		Underlying
	Unexercised	Unexercised		Unexercised	Option
	Options	Options		Unearned	Exercise	Option
	(#)	(#)		Options	Price	Expiration
Name	Exercisable	Unexercisable		(#)	($)	Date
Paul Travers (1)	19,803	—		—	$1.95	9/03/13
Grant Russell (2)	2,666	—		—	$11.25	5/01/19
Michael McCrackan (2)	9,445	3,888	(2)	—	$11.25	2/18/21

(1)	This option was granted under our 2007 option plan and vests in equal monthly installments over four years from the date of grant.
(2)	This option was granted under our 2009 option plan and vests in equal monthly installments over four years from the date of grant.

2012 Option Exercises

There were no exercises of stock options by our named executive officers during 2012.

Employment Agreements

Paul J. Travers

On August 1, 2007, we entered into an employment agreement with Paul J. Travers providing for his continued service as our Chief Executive Officer and President. Under the agreement, Mr. Travers is entitled to an initial annual base salary of $300,000 or such greater amount as shall be determined by the board of directors. Mr. Travers originally agreed to defer the payment of $100,000 of his salary for 2010 in connection with our initial public offering in 2009. Due to our limited financial resources Mr. Travers agreed to also defer the payment of $100,000 in each of 2011 and 2012. He is also eligible to receive such periodic, annual or other bonuses as the board of directors in its sole discretion shall determine and to participate in all bonus plans established for our senior executives. The agreement also provides that Mr. Travers may be awarded, in the sole discretion of the board of directors, stock options and other awards under any plan or arrangement for which our senior executives are eligible. The level of his participation in any such plan or arrangement shall be determined by the board of directors in its sole discretion. To the greatest extent permissible under the Internal Revenue Code (the Code) and the regulations thereunder, options granted to Mr. Travers shall be incentive stock options within the meaning Section 422 of the Code. He is also eligible to participate in all employee benefit plans which are generally available to our senior executives and entitled to receive fringe benefits and perquisites comparable to those of our other senior executives.

Under his agreement, we are obligated to reimburse Mr. Travers for the costs of an automobile at the rate of $750 per month and for all actual, reasonable and customary expenses incurred in the course of his employment in accordance with our policies as then in effect. Mr. Travers is subject to certain restrictive covenants under the agreement, including a covenant not to compete for 24 months after his termination for any reason other than by him for good reason or by us without cause and for 48 months after his termination if such termination results in our obligation to pay him the change of control payment described below.

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Grant Russell

On August 1, 2007, we entered into an employment agreement with Grant Russell providing for his continued service as our Chief Financial Officer and Executive Vice President. Under the agreement, Mr. Russell is entitled to an initial annual base salary of $275,000 or such greater amount as shall be determined by the board of directors. Mr. Russell has agreed to defer $100,000 of his salary for 2010 in connection with our initial public offering in 2009. Due to our limited financial resources Mr. Russell agreed to also defer the payment of $100,000 in each of 2011 and 2012. He is also eligible to receive such periodic, annual or other bonuses as the board of directors in its sole discretion shall determine and to participate in all bonus plans established for our senior executives. The agreement also provides that Mr. Russell may be awarded, in the sole discretion of the board of directors, stock options and other awards under any plan or arrangement for which our senior executives are eligible. The level of his participation in any such plan or arrangement shall be determined by the board of directors in its sole discretion. To the greatest extent permissible under the Code and the regulations thereunder, options granted to Mr. Russell shall be incentive stock options within the meaning of Section 422 of the Code. He is also eligible to participate in all employee benefit plans which are generally available to our senior executives and entitled to receive fringe benefits and perquisites comparable to those of our other senior executives.

Under his agreement, we are obligated to either reimburse Mr. Russell for the costs of an automobile at the rate of $750 per month or to bear all expenses associated with his lease of an automobile for his use while in Rochester, New York, to reimburse him for the costs of travel between Rochester, New York and his primary residence in Vancouver, British Columbia, Canada and to reimburse him for all actual, reasonable and customary expenses incurred in the course of his employment in accordance with our policies as then in effect. We provide Mr. Russell the option to receive a portion of his salary in the form of a housing allowance, at the rate prescribed by the Internal Revenue Service, for the maintenance of a second residence in Rochester, New York. Payment of such allowance is deductible by us for federal income tax purposes in the same manner as cash compensation. Mr. Russell is subject to certain restrictive covenants under the agreement, including a covenant not to compete for 24 months after his termination for any reason other than by him for good reason or by us without cause and for 48 months after his termination if such termination results in our obligation to pay him the change of control payment described below.

Potential Payments upon Termination or Change in Control

This section sets forth information regarding compensation and benefits that each of the named executive officers would receive in the event of a change in control (as defined in the applicable employment agreement) or in the event of termination of employment under several different circumstances, including: (1) termination by Vuzix for cause (as defined in the applicable employment agreement); (2) a voluntary termination by the named executive officer; (3) termination by the named executive officer for good reason (as defined in the applicable employment agreement); (4) involuntary termination by Vuzix without cause; (5) death; or (5) disability (as defined in the applicable employment agreement).

Under the agreements of both Mr. Travers and Russell: (a) we shall have “cause” to terminate them as a result of their: (i) willfully engaging in conduct which is materially injurious to us; (ii) willful fraud or material dishonesty in connection with their performance as an employee; (iii) deliberate or intentional failure to substantially perform their duties as employees that results in material harm to us; or (iv) conviction for, or plea of nolo contendere to a charge of, commission of a felony; (b) they shall have “good reason” to terminate their employment upon: (i) a material diminution during the term of the agreements in their duties, responsibilities, position, office or title; (ii) a breach by us of the compensation and benefits provisions of their agreements; (iii) a material breach by us of any other terms of their agreements; or (iv) the relocation of their principal place of business at our request beyond 30 miles from its current location; and (c) they shall be deemed to be “disabled” if they shall be rendered incapable of performing their duties to us by reason of any medically determined physical or mental impairment that can be expected to result in death or that can reasonably be expected to last for a period of either (i) five or more consecutive months from the first date of their absence due to the disability or (ii) nine months during any 12-month period. Any termination by us for cause or by them for good reason is subject to a 30-day notice period and opportunity to cure.

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Under their employment agreements, “change of control” means: (i) the approval by our stockholders, and the completion of the transaction resulting from such approval, of (A) the sale or other disposition of all or substantially all our assets or (B) our complete liquidation or dissolution; (ii) the sale, in a single transaction or in a series of related transactions, of all or substantially all of the outstanding shares of our capital stock; (iii) the approval by our stockholders, and the completion of the transaction resulting from such approval, of a merger, consolidation, reorganization or similar corporate transaction, whether or not we are the surviving corporation in such transaction, in which the outstanding shares of common stock are converted into (A) shares of stock of another company, other than a conversion into shares of voting common stock of the successor corporation (or a holding company thereof) representing fifty percent (50%) or more of the voting power of all capital stock thereof outstanding immediately after the merger or consolidation or (B) other securities (either ours or those of another company) or cash or other property; (iv) pursuant to an affirmative vote of a holder or holders of seventy five percent (75%) of our capital stock of the entitled to vote on such a matter, the removal of a majority of the individuals who are at that time members of the board of directors; or (v) the acquisition by any entity or individual of one hundred percent of our capital stock.

The actual amounts that would be payable in such circumstances can only be determined at the date of termination or upon the change in control. The amounts included below are based on the following:

•	We have assumed that the termination event occurred effective as of December 31, 2012, the last day of 2012;
•	We have assumed that the value of our common stock was $3.75 per share, the U.S. dollar equivalent of the Canadian dollar closing market price (Cdn $3.75 per share) of our common stock on December 31, 2012, the last trading day of our common stock, and that all unvested options were exercised on December 31, 2012; and
•	Health benefits are included at the estimated value of continuation of this benefit.

Paul J. Travers

If Mr. Travers’s employment is terminated (i) by us without cause or (ii) by Mr. Travers for good reason or (iii) as a result of disability, Mr. Travers would be entitled to receive:

· two times his annual base salary, payable in 24 equal monthly installments	$600,000
· his annual incentive bonus, payable within 60 days of termination	$-
Total cash compensation upon termination	$600,000

If Mr. Travers’s employment is terminated within one year of a change of control for any reason other than by us for cause, or if he elects to terminate his employment (whether or not for good reason) during the period beginning 121 days after a change of control and ending on the second anniversary thereof, Mr. Travers would be entitled to receive:

· four times his annual base salary, payable in 48 equal monthly installments	$1,200,000
· his annual incentive bonus, then in effect, payable within 60 days of termination	$-

Total cash compensation upon change of control	$1,200,000

Additionally, in either case Mr. Travers would also be entitled to:

· continuation of medical benefits throughout the 24 or 48-month period during which severance payments are made or until he becomes eligible to receive medical benefits from subsequent employer	$ 28,622 (for 24 months, or $57,243 for 48 months )
· value of all unvested options, which would vest immediately	$0
· any accrued amounts owing to him

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If Mr. Travers’s employment is terminated for cause or by Mr. Travers voluntarily, he will be entitled to receive only any accrued amounts owing him and will forfeit all unvested equity and unearned incentive payments.

Grant Russell

If Mr. Russell’s employment is terminated (i) by us without cause or (ii) by Mr. Russell for good reason or (iii) as a result of disability, Mr. Russell would be entitled to receive:

· two times his annual base salary, payable in 24 equal monthly installments	$550,000
· his annual incentive bonus, payable within 60 days of termination	$-
Total cash compensation upon termination	$550,000

If Mr. Russell’s employment is terminated within one year of a change of control for any reason other than by us for cause, or if he elects to terminate his employment (whether or not for good reason) during the period beginning 121 days after a change of control and ending on the second anniversary thereof, Mr. Russell would be entitled to receive:

· four times his annual base salary, payable in 48 equal monthly installments	$1,100,000
· his annual incentive bonus, then in effect, payable within 60 days of termination	$-

Total cash compensation upon change of control	$1,100,000

Additionally, in either case Mr. Russell would also be entitled to:

· continuation of medical benefits throughout the 24 or 48 month period during which severance payments are made or until he becomes eligible to receive medical benefits from subsequent employer	$4,984 (for 24 months, or $9,969 for 48 months)
· value of all unvested options, which would vest immediately	$0
· any accrued amounts owing to him

If Mr. Russell’s employment is terminated for cause or by Mr. Russell voluntarily, he will be entitled to receive only any accrued amounts owing him and will forfeit all unvested equity and unearned incentive payments.

Director Compensation

How Directors are Compensated

Employee directors do not receive additional compensation for serving on the board beyond the compensation they received for serving as our officers, as described under “Summary Compensation Table.”

We use a combination of cash and stock-based incentive compensation to attract and retain qualified candidates to serve on the board. In setting non-employee director compensation the board considers the amount of time that directors expend in fulfilling their duties as members of our board and the skill-level we require of members of our board. Upon closing of the offering of shares offered by this prospectus, we intend to grant our three non-employee directors (Alexander Ruckdaeschel, Michael Scott, and William Lee) options to purchase 15,000 shares of our common stock each at an exercise price equal to the offering price of $2.00 per share. Such options will be fully vested on the grant date.

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Director Compensation — Year Ended December 31, 2012

	Fees				Nonqualified
Earned
	or			Non-Equity	Deferred
	Paid in	Stock	Option	Incentive Plan	Compensation	All Other
	Cash	Awards	Awards	Compensation	Earnings	Compensation	Total
Name	($)	($)	($)	($)	($)	($)	($)

William Lee	—	—	—	—	—	—	—
Michael Scott	—	—	—	—	—	—	—
Alexander Ruckdaeschel	—	—	—	—	—	—	—
Joe Cecin (1)	75,000	—	—	—	—	—	75,000

(1)	Mr. Cecin resigned as a director on November 14, 2012.

During 2012, other than cash fees paid to Joe Cecin, no cash director fees were earned by or paid to any non-management member of the board of directors but each of our nonemployee directors was reimbursed for ordinary expenses incurred in connection with attendance at meetings of the board of directors. In the future, to recruit and maintain qualified directors we believe that we will likely have to begin paying annual retainers, board committee membership and board meeting fees. It is not expected that such fees will be paid to any directors who are also our employees.

Equity Compensation Plan Information

The following table provides information about our equity compensation plans as of December 31, 2012.

	Number of Securities to
	be Issued Upon Exercise	Weighted Average Exercise	Number of
	of Outstanding Options,	Price of Outstanding Options,	Securities Remaining Available for
Plan Category	Warrants and Rights(2)	Warrants and Rights	Future Issuance (1)
Equity compensation plans approved by security holders	192,729	$10.68	382,799
Equity compensation plans not approved by security holders	—	—	—

Total	192,729	$10.68	382,799

(1)	The amount appearing under “Number of securities remaining available for future issuance” includes shares available under our 2009 Stock Option Plan.
(2)	All outstanding warrants and options and remaining reflect the 1-for-75 reverse stock split of our common stock, which was effective February 6, 2013.

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SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the beneficial ownership of our common stock as of July 30, 2013 by (a) each person who is known by us to beneficially own 5% or more of our common stock, (b) each of our directors and named executive officers, and (c) all of our directors and executive officers as a group.

Name and Addresses of Beneficial Owner (1)	Shares Beneficially Owned (2)		Percent of Outstanding Shares Beneficially Owned (3)
Paul J. Travers	1,015,508	(4)	28.7%
Grant Russell	179,859	(5)	5.1%
William Lee	9,160	(6)	*
Michael Scott	1,334		*
Alexander Ruckdaeschel	4,667		*
LC Capital Master Fund Ltd.	615,883	(7)	14.8%
Michael McCrackan	10,833	(8)	*
Directors and executive officers as a group (6 people)	1,224,361	(9)	34.5%

*less than 1.0%

(1)	The address for each person is c/o Vuzix Corporation, 2166 Brighton Henrietta Townline Road, Rochester, NY 14623.
(2)

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include shares of common stock issuable pursuant to the exercise of stock options or warrants, or the conversion of convertible promissory notes, that are either immediately exercisable or convertible, or that will become exercisable within 60 days after July 30, 2013. These shares are deemed to be outstanding and beneficially owned by the person holding those options, warrants or convertible promissory notes for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

(3)	The percentage of shares beneficially owned is based on 3,536,865 shares of our common stock issued and outstanding as of July 30, 2013.
(4)

Includes shares held by the Travers Family Trust over which Mr. Travers may be deemed to hold voting and dispositive power, and (i) 19,803 shares issuable to Mr. Travers upon exercise of options granted under our 2007 option plan and (ii) 47,252 shares issuable to Mr. Travers upon the conversion of amounts owed for deferred compensation and accrued interest based on a per share price of Cdn $15.00, and (iii) 800 shares issuable to Mr. Travers upon exercise of options granted under our 2009 option plan. Upon the closing of this offering $682,125 of notes payable (including additional accrued interest since March 31, 2013), $856,602 in long-term accrued compensation (including additional accrued interest since March 31, 2013) owed to Mr. Travers will be converted into common stock and warrants with the same terms as the warrants offered in this offering at conversion price equal to the $2.00 offering price. Hillair Capital Investments L.P. has a security interest in Mr. Travers’s shares to secure our obligations under a $800,000 debenture.

(5)

Includes shares held by Mr. Russell’s son and (i) 2,667 shares issuable upon exercise of options granted under our 2009 option plan and (ii) 15,674 shares of our common stock issuable to Mr. Russell upon the conversion of amounts owed for deferred compensation and accrued interest based on a per share price of Cdn $15.00. Upon the closing of this offering, $675,448 in long-term accrued compensation (including additional accrued interest) owed to Mr. Russell will be converted into common stock and warrants with the same terms as the warrants offered in this offering at conversion price equal to the $2.00 offering price.

(6)	Includes shares held directly by Mr. Lee and by Mr. Lee’s wife and minor daughter and 6,000 shares issuable upon exercise of options granted under our 2009 option plan.
(7)

Represents shares issuable upon conversion or exercise of convertible debt and warrants issued to LC Capital Master Fund, Ltd. Richard Conway holds voting and dispositive power over shares held by LC Capital Master Fund Ltd.

(8)	Represents shares of our common stock issuable upon exercise of options granted under our 2009 option plan
(9)	Includes (i) 45,269 shares issuable upon exercise of options granted under our 2007 and 2009 option plans and (ii) 62,926 shares issuable upon conversion of deferred compensation.

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CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Since January 1, 2011, we have entered into the following transactions in which our directors, executive officers or holders of more than 5% of our capital stock had or will have a direct or indirect material interest. The following transactions do not include compensation, termination and change-in-control arrangements, which are described under “Management.” We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions.

Revolving Loans

In October 2008, we entered into a revolving loan agreement with Paul J. Travers, our President and Chief Executive Officer, pursuant to which Mr. Travers agreed to loan us such amounts as we may request and he may agree from time to time until December 31, 2010. Interest accrues on the principal amount outstanding under the agreement at the annual rate of 12.0% and is payable on demand. As security for our obligations under the loan agreement, we granted Mr. Travers a security interest in all of our assets. The principal amount outstanding under this loan agreement as of December 31, 2010 and 2009 was $215,500. As of December 31, 2011 and September 30, 2012, the principal amount outstanding was $279,525 and $294,319, respectively. We had intended to the repay the entire principal amount outstanding under this agreement, together with all interest accrued thereon, from the proceeds of our initial public offering. We concluded that we did not receive sufficient proceeds from our initial public offering to repay this indebtedness and Mr. Travers has agreed to make no demand for repayment until after January 2, 2014.

In December 2010, we entered into a Convertible Senior Secured Term Loan Agreement, pursuant to which we borrowed $4,000,000. As of October 1, 2011, the loan was in default and bore interest at a 17% annual interest rate. In connection with the above financing, four existing secured lenders who are currently owed $2,320,980 in principal and accrued interest agreed to subordinate their security interests in favor of the lender and to extend the period of debt repayments for 24 to 36 months following closing of the loan transaction. One of the lenders who deferred payment of his debt was Paul Travers, our President and Chief Executive Officer, who deferred payment of the loan referred to above. As of December 23, 2010 the amount of principal and accrued interest due Mr. Travers was $258,658.20, which was payable on or before December 31, 2010. On December 23, 2010, we and Mr. Travers agreed that such amount will be payable, together with interest thereon, in thirty-five (36) equal monthly installments of $8,504.12 each, commencing on January 31, 2012. Due to our default on our senior term debt as discussed above, we have ceased the scheduled repayments to Mr. Travers. The entire unpaid amount, and interest accrued thereon, will be due and payable on December 31, 2013. In connection with such deferral, we issued to Mr. Travers a warrant to purchase up to 1,034,633 shares of our common stock at an exercise price of $0.09965 per share. That warrant expires on December 31, 2013.

In connection with the sale of the TDG Assets, certain of our lenders entered into Loan Modification and Consent agreements pursuant to which each consented to the sale, as required by the loan agreements between us and each such lender, and released its security interest in the TDG Assets sold. Pursuant to a Loan Modification and Consent Agreement regarding our Convertible, Senior Secured Term Debt Loan, which was in default at the time of the sale, we paid this senior lender $4,450,000 in reduction of the obligations owed to it. Our obligation to repay the remaining amount due to the Convertible Senior Secured Term Debt Lender, $619,122 was represented by a new note in that amount.

Pursuant to the various other Loan Modification and Consent agreements, one of which related to Mr. Travers, he and each such other secured note holders agreed to defer further payments on its Note Payable due from us until July 15, 2013 after which the notes are to be repaid in 24 to 36 equal monthly installments.

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  Payment of Accrued Compensation and Shareholder Loans

In June 2009, we agreed with Mr. Travers and Mr. Russell, our President and Chief Executive Officer, and Executive Vice President and Chief Financial Officer, respectively, that we would pay them outstanding long-term accrued compensation in the aggregate amounts of $410,096 plus interest at the annual rate of 8.0%, as well as $199,941 loaned to us prior to our initial public offering, in 12 equal monthly installments beginning on the first anniversary of the closing of our initial public offering until paid in full. Our initial public offering closed on December 24, 2009. Pursuant to that deferral arrangement, the board of directors amended the terms of these loans and the long-term accrued compensation to make the principal amounts thereof outstanding as of our initial public offering, and all accrued interest thereon outstanding as of our initial public offering, payable at the options of Mr. Travers and Mr. Russell in shares of our common stock at the rate of $0.19 per share, the U.S. dollar equivalent of the price in Canadian dollars (Cdn$0.20) at which we sold units in our initial public offering. As of March 31, 2013, $1,060,096 in principal and $471,954 in accrued interest thereon are outstanding and reported as long-term liabilities on our balance sheet. Of these amounts, $445,096 and $154,753 were outstanding as of December 31, 2008 and the closing of our initial public offering and accordingly are payable in shares of our common stock. On March 27, 2013 Mr. Travers and Russell entered into agreements with us (which were amended on March 31, 2013, June 10, 2013 and July 26, 2013) pursuant to which, upon the closing of this offering, they will convert the unpaid amounts into shares of common stock and warrants with the same terms as the warrants offered at this offering at a conversion price equal to the offering price of $2.00. We granted to Mr. Travers and Mr. Russell piggyback and demand registration rights with respect to the shares of common stock issuable upon such conversion and upon exercise of such warrants. See “Prospectus Summary—Recent Developments” for more information relating to these agreements.

Indemnification Agreements

We have entered into indemnification agreements with each of our directors and executive officers. Under these agreements we are obligated to indemnify the indemnitee to the fullest extent permitted by applicable law for all reasonable expenses (including attorneys’ fees and disbursements), judgments, fines (including excise taxes and penalties) and amounts paid in settlement actually and reasonably incurred by the indemnitee arising out of or connected with the indemnitee’s service as a director or officer and indemnitee’s service in another capacity at our request or direction. We are also obligated to advance all reasonable and actual expenses incurred by the indemnitee in connection with any action, suit, proceeding or appeal with respect to which he is entitled to be indemnified upon our receipt of an invoice for such expenses. Our obligation to advance expenses is subject to the indemnitee’s execution, upon our request, of an agreement to repay all such amounts it if is ultimately determined that he is not entitled to be indemnified by us under applicable law. If a claim for indemnification under this agreement may not be paid to the indemnitee under applicable law, then in any action in which we are jointly liable with the indemnitee, we are obligated to contribute to the amount of reasonable expenses (including attorneys’ fees and disbursements) actually and reasonably incurred by the indemnitee in proportion to the relative benefits received by us and the indemnitee from the transaction from which such action arose, and our relative fault and that of the indemnitee in connection with the events which resulted in such expenses. The rights of an indemnitee under the form of indemnification agreement are in addition to any other rights that the indemnitee may have under our certificate of incorporation or bylaws, any agreement, or any vote of our stockholders or directors. We are not obligated to make any payment under the form of indemnification agreement to the extent payment is actually made to the indemnitee under an insurance policy or any other method outside of the agreement.

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DESCRIPTION OF SECURITIES

Common Stock

Number of Authorized and Outstanding Shares

Our Amended and Restated Certificate of Incorporation authorizes the issuance of 700,000,000 shares of common stock, $0.001 par value per share, of which 3,536,865 shares were issued and outstanding on July 30, 2013.

On February 6, 2103, we effected a 75-for-1 reverse split of our common stock.

Voting Rights

Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of common stock have no cumulative voting rights. Accordingly, the holders of in excess of 50% of the aggregate number of shares of common stock outstanding will be able to elect all of our directors and to approve or disapprove any other matter submitted to a vote of all stockholders.

Other

No shareholder has any preemptive right or other similar right to purchase or subscribe for any additional securities issued by us. No shareholder has any right to convert the common stock into other securities. No shares of common stock are subject to redemption or any sinking fund provisions. All the outstanding shares of our common stock are fully paid and non-assessable. There is no outstanding preferred stock, and no outstanding securities convertible into or exercisable for preferred stock. Our common stock holders are entitled to dividends when, as and if declared by the Board from funds legally available therefor, although we do not anticipate declaring or paying any cash dividends on the common stock in the foreseeable future.  Upon liquidation, the common stock holders are entitled to a pro-rata share in any distribution to shareholders.

Warrants

The following summary of certain terms and provisions of the warrants offered hereby is not complete and is subject to, and qualified in its entirety by the provisions of the form of the warrant, which is filed as an exhibit to the registration statement of which this prospectus is a part of. Prospective investors should carefully review the terms and provisions set forth in the form of warrant.

Exercisability.   The warrants are exercisable immediately upon issuance and at any time up to the date that is five years from the date of issuance. The warrants will be exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice accompanied by payment in full for the number of shares of our common stock purchased upon such exercise (except in the case of a cashless exercise as discussed below). Unless otherwise specified in the warrant, the holder will not have the right to exercise any portion of the warrant if the holder (together with its affiliates) would beneficially own in excess of 4.99% (which the holder may increase to 9.99% upon 61 days’ notice to us) of the number of shares of our common stock outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the warrants.

Cashless Exercise.    The holder may, in its sole discretion, exercise the warrant in whole or in part and, in lieu of making the cash payment otherwise contemplated to be made to us upon such exercise in payment of the aggregate exercise price, elect instead to receive upon such exercise the net number of shares of common stock determined according to the formula set forth in the warrant.

Exercise Price.   The initial exercise price per share of common stock purchasable upon exercise of the warrants is $2.25 per share. The exercise price and the number of shares issuable upon exercise are subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our common stock, sales or our common stock at a price per share less than the exercise price then in effect (or securities convertible or exercisable into common stock at a conversion or exercise price less than the exercise price then in effect) and also upon any distributions of assets, including cash, stock or other property to our stockholders.

Transferability.   Subject to applicable laws, the warrants may be transferred at the option of the holders upon surrender of the warrants to us together with the appropriate instruments of transfer.

Fundamental Transaction.   Upon the consummation of any Fundamental Transaction (as defined in the warrant), we will be required to purchase the warrants from the holders for a purchase price of 200% of the Black Scholes Value (as defined in the warrant). A “Fundamental Transaction” is defined under the warrants as (i) we or any of our subsidiaries shall (1) consolidate or merge with or into any other entity, or (2) sell, lease, license, assign, transfer, convey or otherwise dispose of all or substantially all of its respective properties or assets to any other person or entity, or (3) allow any other entity to make a purchase, tender or exchange offer that is accepted by the holders of more than 50% of the outstanding shares of our voting stock or (4) consummate a stock or share purchase agreement or other business combination with any other entity whereby such other person or entity acquires more than 50% of the outstanding shares of our voting stock or (5) (I) reorganize, recapitalize or reclassify the our common stock, (II) effect or consummate a stock combination, reverse stock split or other similar transaction involving our common stock or (III) make any public announcement or disclosure with respect to any stock combination, reverse stock split or other similar transaction involving our common stock or (ii) any “person” or “group” (as these terms are used for purposes of Sections 13(d) and 14(d) of the Exchange Act and the rules and regulations promulgated thereunder) is or shall become the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of 50% of the aggregate ordinary voting power represented by issued and outstanding voting stock of ours.

Rights as a Stockholder.   Except as otherwise provided in the warrants or by virtue of such holder's ownership of shares of our common stock, the holder of a warrant does not have the rights or privileges of a holder of our common stock, including any voting rights, until the holder exercises the warrant.

Preferred Stock

Our Amended and Restated Certificate of Incorporation authorizes the issuance of 5,000,000 shares of “blank check” preferred stock, par value $0.001 per share, in one or more series, subject to any limitations prescribed by law, without further vote or action by the stockholders.  Each such series of preferred stock shall have such number of shares, designations, preferences, voting powers, qualifications, and special or relative rights or privileges as shall be determined by our board of directors, which may include, among others, dividend rights, voting rights, liquidation preferences, conversion rights and preemptive rights.

As of the date of this prospectus, there were no shares of preferred stock issued and outstanding.

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Stock Options

As of July 30, 2013, we had outstanding stock options to purchase an aggregate of 192,211 shares of common stock, with a weighted average exercise price of $10.80 per share. We intend to grant to our three non-employee directors at the closing of this offering options to purchase an aggregate of 45,000 shares of our common at an exercise price equal to the offering price.

Other Warrants

As of July 30, 2013 we had outstanding warrants to purchase an aggregate of 900,069 shares of common stock, with a weighted average exercise price of $6.77 per share. Upon the closing of this offering, the exercise price of 224,648 of these warrants will be reduced to the exercise price of the warrants offered under this offering, and we will issue to the holder of these 224,648 warrants additional warrants at the same exercise price in an amount based on the following formula: 50% * [[[A*B]/C]-A], where A is equal to the initial number of shares issuable upon exercise of the holder’s warrants, B equals the initial exercise price of the holder’s warrants, and C equals the exercise price of the warrants offered in this offering.

On March 27, 2013, we entered into debt conversion agreements with certain noteholders, and on March 31, 2013, April 1, 2013, June 10, 2013 and July 26, 2013, we entered into amendments to these debt conversion agreements, pursuant to which the noteholders agreed to convert outstanding debt (equal to an aggregate of $2,227,658 as of March 31, 2013) into shares of our common stock and warrants to purchase shares of our common stock with the same terms as the warrants offered in this offering, subject to the closing of this offering by August 31, 2013, at a conversion price equal to the public offering price. See “Prospectus Summary—Recent Developments”.

On March 27, 2013, we entered into deferred compensation deferral and conversion option agreement with Paul Travers and Grant Russell, our chief executive officer and chief financial officer, respectively, and on March 31, 2013, June 10, 2013 and July 26, 2013,we entered into amendments to these deferred compensation deferral and conversion option agreements, pursuant to which, Mr. Travers and Mr. Grant agreed to convert long-term deferred compensation and accrued interest (equal to an aggregate of $1,532,051 as of March 31 ,2013) into shares of our common stock and warrants to purchase shares of our common stock with the same terms as the warrants offered in this offering, at a conversion price equal to the offering price of this offering. See “Prospectus Summary—Recent Developments”.

Convertible Debt

As of July 30, 2013 we had outstanding convertible debt in the aggregate amount of $1,619,122 convertible into 307,529 shares of common stock, with a weighted average conversion price of $5.26 per share.

Representative's Warrants

Please see “Underwriting—Representative’s Warrants” for a description of the warrants we have agreed to issue to the representative of the underwriters in this offering, subject to the completion of the offering. We expect to enter into a warrant agreement in respect of the Representative's Warrants prior to the closing of this offering.

Anti-Takeover Provisions

Delaware Law

We are subject to Section 203 of the Delaware General Corporation Law. This provision generally prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date the stockholder became an interested stockholder, unless:

•	prior to such date, the board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual meeting or special meeting of stockholders and not by written consent, by the affirmative vote of at least 66 2 / 3 % of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an "interested stockholder" as any entity or person beneficially owning 15% or more of the outstanding voting stock of a corporation, or an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of a corporation at any time within three years prior to the time of determination of interested stockholder status; and any entity or person affiliated with or controlling or controlled by such entity or person.

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These statutory provisions could delay or frustrate the removal of incumbent directors or a change in control of our company. They could also discourage, impede, or prevent a merger, tender offer, or proxy contest, even if such event would be favorable to the interests of stockholders.

Amended and Restated Certificate of Incorporation and Bylaws Provisions

Our Amended and Restated Certificate of Incorporation and Bylaws contain provisions that could have the effect of discouraging potential acquisition proposals or making a tender offer or delaying or preventing a change in control, including changes a stockholder might consider favorable. In particular, our Amended and Restated Certificate of Incorporation and Bylaws, as applicable, among other things:

•	provide our Board of Directors with the ability to alter our bylaws without stockholder approval; and

•	provide that vacancies on our Board of Directors may be filled by a majority of directors in office, even if such number is less than a quorum.

Such provisions may have the effect of discouraging a third-party from acquiring us, even if doing so would be beneficial to our stockholders. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our Board of Directors and in the policies formulated by them, and to discourage some types of transactions that may involve an actual or threatened change in control of our company. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage some tactics that may be used in proxy fights. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our company outweigh the disadvantages of discouraging such proposals because, among other things, negotiation of such proposals could result in an improvement of their terms.

However, these provisions could have the effect of discouraging others from making tender offers for our shares that could result from actual or rumored takeover attempts. These provisions also may have the effect of preventing changes in our management.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company.

Listing

Our shares of common stock are currently quoted on the OTCQB under the symbol “VUZI”, on the TSX Venture Exchange under the symbol “VZX”, and on the Frankfurt Stock Exchange under the symbol “V7XN”. We anticipate that, upon the closing of this offering, our common stock will be delisted from the TSX-V.

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UNDERWRITING

Aegis Capital Corp. is acting as the representative of the underwriters of the offering. We have entered into an underwriting agreement dated July 30, 2013 with the representative. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to each underwriter named below and each underwriter named below has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock and warrants listed next to its name in the following table:

Name of Underwriter	Number of Shares	Number of Warrants
Aegis Capital Corp.	3,500,000	3,500,000
Total	3,500,000	3,500,000

The underwriters are committed to purchase all the shares of common stock and warrants offered by us other than those covered by the option to purchase additional shares and/or warrants described below, if they purchase any shares and warrants. The obligations of the underwriters may be terminated upon the occurrence of certain events specified in the underwriting agreement. Furthermore, pursuant to the underwriting agreement, the underwriters’ obligations are subject to customary conditions, representations and warranties contained in the underwriting agreement, such as receipt by the underwriters of officers’ certificates and legal opinions.

We have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect thereof.

The underwriters are offering the shares and warrants, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel and other conditions specified in the underwriting agreement. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

We have granted the underwriters an over-allotment option. This option, which is exercisable for up to 45 days after the date of this prospectus, permits the underwriters to purchase a maximum of 525,000 additional shares and/or warrants (15% of the shares and/or warrants sold in this offering) from us to cover over-allotments, if any. If the underwriters exercise all or part of this option, they will purchase shares and/or warrants covered by the option at the public offering price that appears on the cover page of this prospectus, less the underwriting discount. If this option is exercised in full, the total price to the public will be $8,050,402 and the total net proceeds, before expenses, to us will be $7,416,874.

Discounts and Commissions

The following table shows the public offering price, underwriting discount and proceeds, before expenses, to us. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option

		Total
	Per Share	Per Warrant	Without Over- Allotment	With Over- Allotment
Public offering price	$2.00	$0.0001	$7,000,350	$8,050,402
Underwriting discount (7%)	$0.14	$0.000007	$490,024	$563,528
Non-accountable expense allowance (1.0%) (1)	$0.02	$-	$70,000	$70,000
Proceeds, before expenses, to us	$1.84	$0.000093	$6,440,326	$7,416,874

(1) The expense allowance of 1% is not payable with respect to the shares and warrants sold upon exercise of the underwriters’ over-allotment option.

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Chardan Capital Markets, LLC is acting as a financial advisor in connection with this offering and will be paid by us a fee of up to $250,000, which will be deducted against gross underwriting compensation for this offering.

The underwriters propose to offer the shares and warrants offered by us to the public at the public offering price set forth on the cover of this prospectus. In addition, the underwriters may offer some of the shares to other securities dealers at such price less a concession of $0.08 per share. If all of the shares and warrants offered by us are not sold at the public offering price, the underwriters may change the offering price and other selling terms by means of a further supplement to this prospectus supplement.

We have paid an expense deposit of $25,000 to the representative, which will be applied against the out-of-pocket accountable expenses that will be paid by us to the underwriters in connection with this offering. The underwriting agreement, however, provides that in the event the offering is terminated, the $25,000 out-of-pocket expense deposit paid to the representative will be returned to the extent such expenses are not actually incurred in accordance with FINRA Rule 5110(f)(2)(C). Upon the execution of the underwriting agreement the $25,000 expense deposit shall be applied against the non-accountable expense allowance.

We have also agreed to pay the underwriters’ expenses relating to the offering, including (a) all fees, expenses and disbursements relating to background checks of our officers and directors in an amount not to exceed $5,000 per individual or $15,000  in the aggregate; (b) all fees incurred in clearing this offering with FINRA (including up to $15,000 of the underwriters’ legal fees incurred in clearing this offering with FINRA); (c) all fees, expenses and disbursements relating to registration, qualification or exemption of securities offered under the securities laws of foreign jurisdictions designated by the underwriters; (d) upon successfully completing this offering, $21,775 for the underwriters’ use of Ipreo’s book-building, prospectus tracking and compliance software for this offering; and (e) upon successfully completing this offering, up to $20,000 of the representative’s actual accountable road show expenses for the offering.

We estimate that the total expenses of the offering payable by us, excluding the total underwriting discount and expense reimbursement, will be approximately $         ..

Discretionary Accounts

The underwriters do not intend to confirm sales of the securities offered hereby to any accounts over which they have discretionary authority.

Lock-Up Agreements

Pursuant to certain “lock-up” agreements, we, our named executive officers and directors, and certain of our stockholders have agreed, subject to certain exceptions, not to offer, sell, assign, transfer, pledge, contract to sell, or otherwise dispose of or announce the intention to otherwise dispose of, or enter into any swap, hedge or similar agreement or arrangement that transfers, in whole or in part, the economic risk of ownership of, directly or indirectly, engage in any short selling of any common stock or securities convertible into or exchangeable or exercisable for any common stock, whether currently owned or subsequently acquired, without the prior written consent of the underwriter, for a period of ninety (90) days from the effective date of the offering.

The lock-up period described in the preceding paragraphs will be automatically extended if: (1) during the last 17 days of the restricted period, we issue an earnings release or announce material news or a material event; or (2) prior to the expiration of the lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the lock-up period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the date of the earnings release, unless the representative waives this extension in writing.

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Representative’s Warrants

We have agreed to issue to the representative warrants, or the Representative’s Warrants, to purchase up to a total of            shares of common stock (5% of the shares of common stock sold in this offering, excluding the over-allotment and the warrants or the common stock underlying the warrants). The warrants are exercisable at a per share price equal to 125% of the public offering price per share in the offering, at any time, and from time to time, in whole or in part, during the four-year period commencing one year from the effective date of the offering, which period shall not extend further than five years from the effective date of the offering in compliance with FINRA Rule 5110(f)(2)(H)(i). The warrants have been deemed compensation by FINRA and are therefore subject to a 180-day lock-up pursuant to Rule 5110(g)(1) of FINRA. The representative (or permitted assignees under Rule 5110(g)(1)) will not sell, transfer, assign, pledge, or hypothecate these warrants or the securities underlying these warrants, nor will they engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the warrants or the underlying securities for a period of 180 days from the effective date of the offering. In addition, the warrants provide for registration rights upon request, in certain cases. The demand registration right provided will not be greater than five years from the effective date of the offering in compliance with FINRA Rule 5110(f)(2)(H)(iv). The piggyback registration right provided will not be greater than seven years from the effective date of the offering in compliance with FINRA Rule 5110(f)(2)(H)(v). We will bear all fees and expenses attendant to registering the securities issuable on exercise of the warrants other than underwriting commissions incurred and payable by the holders. The exercise price and number of shares issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, extraordinary cash dividend or our recapitalization, reorganization, merger or consolidation. However, the warrant exercise price or underlying shares will not be adjusted for issuances of shares of common stock at a price below the warrant exercise price.

Right of First Refusal

Until nine (9) months from the effective date of the offering, the representative shall have a right of first refusal to act as lead underwriter for each and every future public and private equity and public debt offerings, which we or any subsidiary or successor may seek to sell in public or private equity and public debt offerings during such nine (9)-month period. The representative will not have more than one opportunity to waive or terminate the right of first refusal in consideration of any payment or fee.

Electronic Offer, Sale and Distribution of Shares and Warrants

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representative may agree to allocate a number of shares and warrants to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of, nor incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or any underwriter in its capacity as underwriter, and should not be relied upon by investors.

Stabilization

In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate-covering transactions, penalty bids and purchases to cover positions created by short sales.

•	Stabilizing transactions permit bids to purchase shares so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of the shares while the offering is in progress.

•	Over-allotment transactions involve sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase. This creates a syndicate short position which may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by exercising their over-allotment option and/or purchasing shares in the open market.

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•	Syndicate covering transactions involve purchases of shares in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which they may purchase shares through exercise of the over-allotment option. If the underwriters sell more shares than could be covered by exercise of the over-allotment option and, therefore, have a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the shares originally sold by that syndicate member are purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our shares or common stock or preventing or retarding a decline in the market price of our shares or common stock. As a result, the price of our common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected on The NASDAQ Capital Market, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

Passive market making

In connection with this offering, underwriters and selling group members may engage in passive market making transactions in our common stock on The NASDAQ Capital Market in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the shares and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, then that bid must then be lowered when specified purchase limits are exceeded.

Other Relationships

Certain of the underwriters and their affiliates have provided, and may in the future provide, various investment banking, commercial banking and other financial services for us and our affiliates for which they have received, and may in the future receive, customary fees; however, except as disclosed in this prospectus, we have no present arrangements with any of the underwriters for any further services.

Offer Restrictions Outside the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

76

Canada

This prospectus is not and under no circumstances is to be construed as a prospectus, advertisement or a public offering of the common stock and warrants under Canadian securities laws. The securities offered hereunder have not been and will not be qualified by a prospectus for the offer or sale to the public in Canada under applicable Canadian securities laws. No securities commission or similar regulatory authority in Canada has reviewed this prospectus or in any way passed upon the merits of the securities offered hereunder and any representation to the contrary is an offence.

Australia

This prospectus is not a disclosure document under Chapter 6D of the Australian Corporations Act, has not been lodged with the Australian Securities and Investments Commission and does not purport to include the information required of a disclosure document under Chapter 6D of the Australian Corporations Act. Accordingly, (i) the offer of the common stock and warrants under this prospectus is only made to persons to whom it is lawful to offer the common stock and warrants without disclosure under Chapter 6D of the Australian Corporations Act under one or more exemptions set out in section 708 of the Australian Corporations Act, (ii) this prospectus is made available in Australia only to those persons as set forth in clause (i) above, and (iii) the offeree must be sent a notice stating in substance that by accepting this offer, the offeree represents that the offeree is such a person as set forth in clause (i) above, and, unless permitted under the Australian Corporations Act, agrees not to sell or offer for sale within Australia any of the common stock and warrants sold to the offeree within 12 months after its transfer to the offeree under this prospectus.

China

The information in this document does not constitute a public offer of the common stock and warrants, whether by way of sale or subscription, in the People’s Republic of China (excluding, for purposes of this paragraph, Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan). The common stock and warrants may not be offered or sold directly or indirectly in the PRC to legal or natural persons other than directly to “qualified domestic institutional investors.”

European Economic Area — Belgium, Germany, Luxembourg and Netherlands

The information in this document has been prepared on the basis that all offers of common stock will be made pursuant to an exemption under the Directive 2003/71/EC (“Prospectus Directive”), as implemented in Member States of the European Economic Area (each, a “Relevant Member State”), from the requirement to produce a prospectus for offers of securities.

An offer to the public of common stock and warrants has not been made, and may not be made, in a Relevant Member State except pursuant to one of the following exemptions under the Prospectus Directive as implemented in that Relevant Member State:

(a)	to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;
(b)	to any legal entity that has two or more of (i) an average of at least 250 employees during its last fiscal year; (ii) a total balance sheet of more than €43,000,000 (as shown on its last annual unconsolidated or consolidated financial statements) and (iii) an annual net turnover of more than €50,000,000 (as shown on its last annual unconsolidated or consolidated financial statements);
(c)	to fewer than 100 natural or legal persons (other than qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive) subject to obtaining the prior consent of Vuzix Corporation or any underwriter for any such offer; or
(d)	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of common stock shall result in a requirement for the publication by Vuzix Corporation of a prospectus pursuant to Article 3 of the Prospectus Directive.

77

France

This document is not being distributed in the context of a public offering of financial securities ( offre au public de titres financiers ) in France within the meaning of Article L.411-1 of the French Monetary and Financial Code ( Code monétaire et financier ) and Articles 211-1 et seq. of the General Regulation of the French Autorité des marchés financiers (“AMF”). The common stock have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France.

This document and any other offering material relating to the common stock and warrants have not been, and will not be, submitted to the AMF for approval in France and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in France.

Such offers, sales and distributions have been and shall only be made in France to (i) qualified investors ( investisseurs qualifiés ) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2° and D.411-1 to D.411-3, D. 744-1, D.754-1 and D.764-1 of the French Monetary and Financial Code and any implementing regulation and/or (ii) a restricted number of non-qualified investors ( cercle restreint d’investisseurs non-qualifiés ) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2° and D.411-4, D.744-1, D.754-1 and D.764-1 of the French Monetary and Financial Code and any implementing regulation.

Pursuant to Article 211-3 of the General Regulation of the AMF, investors in France are informed that the common stock and warrants cannot be distributed (directly or indirectly) to the public by the investors otherwise than in accordance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 to L.621-8-3 of the French Monetary and Financial Code.

Ireland

The information in this document does not constitute a prospectus under any Irish laws or regulations and this document has not been filed with or approved by any Irish regulatory authority as the information has not been prepared in the context of a public offering of securities in Ireland within the meaning of the Irish Prospectus (Directive 2003/71/EC) Regulations 2005 (the “Prospectus Regulations”). The common stock and warrants have not been offered or sold, and will not be offered, sold or delivered directly or indirectly in Ireland by way of a public offering, except to (i) qualified investors as defined in Regulation 2(l) of the Prospectus Regulations and (ii) fewer than 100 natural or legal persons who are not qualified investors.

Israel

The common stock and warrants offered by this prospectus have not been approved or disapproved by the Israeli Securities Authority, or ISA, nor have such common stock and warrants been registered for sale in Israel. The shares and warrants may not be offered or sold, directly or indirectly, to the public in Israel, absent the publication of a prospectus. The ISA has not issued permits, approvals or licenses in connection with the offering or publishing the prospectus; nor has it authenticated the details included herein, confirmed their reliability or completeness, or rendered an opinion as to the quality of the common stock and warrants being offered. Any resale in Israel, directly or indirectly, to the public of the common stock and warrants offered by this prospectus is subject to restrictions on transferability and must be effected only in compliance with the Israeli securities laws and regulations.

Italy

The offering of the common stock and warrants in the Republic of Italy has not been authorized by the Italian Securities and Exchange Commission ( Commissione Nazionale per le Società e la Borsa, “CONSOB”) pursuant to the Italian securities legislation and, accordingly, no offering material relating to the common stock and warrants may be distributed in Italy and such securities may not be offered or sold in Italy in a public offer within the meaning of Article 1.1(t) of Legislative Decree No. 58 of 24 February 1998 (“Decree No. 58”), other than:

•	to Italian qualified investors, as defined in Article 100 of Decree no.58 by reference to Article 34-ter of CONSOB Regulation no. 11971 of 14 May 1999 (“Regulation no. 1197l”) as amended (“Qualified Investors”); and

78

•	in other circumstances that are exempt from the rules on public offer pursuant to Article 100 of Decree No. 58 and Article 34-ter of Regulation No. 11971 as amended.

Any offer, sale or delivery of the common stock and warrants or distribution of any offer document relating to the common stock and warrants in Italy (excluding placements where a Qualified Investor solicits an offer from the issuer) under the paragraphs above must be:

•	made by investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with Legislative Decree No. 385 of 1 September 1993 (as amended), Decree No. 58, CONSOB Regulation No. 16190 of 29 October 2007 and any other applicable laws; and

•	in compliance with all relevant Italian securities, tax and exchange controls and any other applicable laws.

Any subsequent distribution of the common stock in Italy must be made in compliance with the public offer and prospectus requirement rules provided under Decree No. 58 and the Regulation No. 11971 as amended, unless an exception from those rules applies. Failure to comply with such rules may result in the sale of such common stock and warrants being declared null and void and in the liability of the entity transferring the common stock for any damages suffered by the investors.

Japan

The common stock and warrants have not been and will not be registered under Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948), as amended (the “FIEL”) pursuant to an exemption from the registration requirements applicable to a private placement of securities to Qualified Institutional Investors (as defined in and in accordance with Article 2, paragraph 3 of the FIEL and the regulations promulgated thereunder). Accordingly, the common stock and warrants may not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan other than Qualified Institutional Investors. Any Qualified Institutional Investor who acquires common stock and warrants may not resell them to any person in Japan that is not a Qualified Institutional Investor, and acquisition by any such person of common stock and warrants is conditional upon the execution of an agreement to that effect.

Portugal

This document is not being distributed in the context of a public offer of financial securities ( oferta pública de valores mobiliários ) in Portugal, within the meaning of Article 109 of the Portuguese Securities Code ( Código dos Valores Mobiliários ). The common stock and warrants have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in Portugal. This document and any other offering material relating to the common stock and warrants have not been, and will not be, submitted to the Portuguese Securities Market Commission ( Comissão do Mercado de Valores Mobiliários ) for approval in Portugal and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in Portugal, other than under circumstances that are deemed not to qualify as a public offer under the Portuguese Securities Code. Such offers, sales and distributions of common stock and warrants in Portugal are limited to persons who are “qualified investors” (as defined in the Portuguese Securities Code). Only such investors may receive this document and they may not distribute it or the information contained in it to any other person.

79

Sweden

This document has not been, and will not be, registered with or approved by Finansinspektionen (the Swedish Financial Supervisory Authority). Accordingly, this document may not be made available, nor may the common stock and warrants be offered for sale in Sweden, other than under circumstances that are deemed not to require a prospectus under the Swedish Financial Instruments Trading Act (1991:980) (Sw. lag (1991:980) om handel med finansiella instrument). Any offering of common stock and warrants in Sweden is limited to persons who are “qualified investors” (as defined in the Financial Instruments Trading Act). Only such investors may receive this document and they may not distribute it or the information contained in it to any other person.

Switzerland

The common stock and warrants may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering material relating to the common stock and warrants may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering material relating to the common stock and warrants have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of common stock and warrants will not be supervised by, the Swiss Financial Market Supervisory Authority (“FINMA”).

This document is personal to the recipient only and not for general circulation in Switzerland.

United Arab Emirates

Neither this document nor the common stock have been approved, disapproved or passed on in any way by the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates, nor has Vuzix Corporation received authorization or licensing from the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates to market or sell the common stock within the United Arab Emirates. This document does not constitute and may not be used for the purpose of an offer or invitation. No services relating to the common stock and warrants, including the receipt of applications and/or the allotment or redemption of such shares, may be rendered within the United Arab Emirates by Vuzix Corporation.

No offer or invitation to subscribe for common stock and warrants is valid or permitted in the Dubai International Financial Centre.

United Kingdom

Neither the information in this document nor any other document relating to the offer has been delivered for approval to the Financial Services Authority in the United Kingdom and no prospectus (within the meaning of section 85 of the Financial Services and Markets Act 2000, as amended (“FSMA”)) has been published or is intended to be published in respect of the common stock and warrants. This document is issued on a confidential basis to “qualified investors” (within the meaning of section 86(7) of FSMA) in the United Kingdom, and the common stock and warrants may not be offered or sold in the United Kingdom by means of this document, any accompanying letter or any other document, except in circumstances which do not require the publication of a prospectus pursuant to section 86(1) FSMA. This document should not be distributed, published or reproduced, in whole or in part, nor may its contents be disclosed by recipients to any other person in the United Kingdom.

Any invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) received in connection with the issue or sale of the common stock and warrants has only been communicated or caused to be communicated and will only be communicated or caused to be communicated in the United Kingdom in circumstances in which section 21(1) of FSMA does not apply to Vuzix Corporation.

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In the United Kingdom, this document is being distributed only to, and is directed at, persons (i) who have professional experience in matters relating to investments falling within Article 19(5) (investment professionals) of the Financial Services and Markets Act 2000 (Financial Promotions) Order 2005 (“FPO”), (ii) who fall within the categories of persons referred to in Article 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc.) of the FPO or (iii) to whom it may otherwise be lawfully communicated (together “relevant persons”). The investments to which this document relates are available only to, and any invitation, offer or agreement to purchase will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

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LEGAL MATTERS

The validity of the securities being offered by this prospectus has been passed upon for us by Sichenzia Ross Friedman Ference LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by Reed Smith LLP, New York, New York.

EXPERTS

The financial statements as of December 31, 2012 and 2011 and for each of the years in the two year period ended December 31, 2012, included in this prospectus have been so included in reliance on the report of EFP Rotenberg, LLP, an independent registered public accounting firm, appearing elsewhere herein, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We are a reporting company and file annual, quarterly and special reports, and other information with the Securities and Exchange Commission. Copies of the reports and other information may be read and copied at the SEC's Public Reference Room at 100 F Street NE, Washington, D.C. 20549. You can request copies of such documents by writing to the SEC and paying a fee for the copying cost. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

This prospectus is part of a registration statement on Form S-1 that we filed with the SEC. Certain information in the registration statement has been omitted from this prospectus in accordance with the rules and regulations of the SEC. We have also filed exhibits and schedules with the registration statement that are excluded from this prospectus. For further information you may:

•	read a copy of the registration statement, including the exhibits and schedules, without charge at the SEC's Public Reference Room; or

•	obtain a copy from the SEC upon payment of the fees prescribed by the SEC.

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 VUZIX CORPORATION

F-1

VUZIX CORPORATION

CONSOLIDATED BALANCE SHEETS

(Unaudited)

	March 31,	December 31,
	2013	2012
ASSETS
Current Assets
Cash and Cash Equivalents	$532,426	$66,554
Accounts Receivable, Net	224,120	170,600
Inventories (Note 5)	648,941	687,181
Deferred Offering Costs (Note 6)	242,640	199,571
Prepaid Expenses and Other Assets	65,012	85,768

Total Current Assets	1,713,139	1,209,674
Tooling and Equipment, Net	589,065	664,967
Patents and Trademarks, Net	556,033	551,307
Debenture Issuance Costs, Net	225,798	—

Total Assets	$3,084,035	$2,425,948

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts Payable	$3,201,479	$2,896,567
Lines of Credit (Note 7)	112,500	112,500
Notes Payable (Note 8)	389,066	258,209
Current Portion of Long-term Debt, net of discount	1,283,355	1,060,188
Current Portion of Capital Leases	44,978	57,244
Customer Deposits (Note 9)	59,401	63,079
Accrued Interest	237,678	161,703
Accrued Expenses (Note 10)	607,414	519,672
Income Taxes Payable	24,428	21,486
Derivative Valuation (Note 11)	635,299	—

Total Current Liabilities	6,595,598	5,150,648

Long-Term Liabilities
Accrued Compensation (Note 12)	1,060,096	1,010,096
Long Term Portion of Term Debt, net of discount (Note 13)	1,680,802	1,715,253
Long Term Portion of Capital Leases	33,936	40,041
Long Term Portion of Accrued Interest	773,516	719,475

Total Long-Term Liabilities	3,548,350	3,484,865

Total Liabilities	10,143,948	8,635,513

Stockholders’ Equity (Deficit)
Series C Preferred Stock — $.001 Par Value, 5,000,000 Shares Authorized; (Note 20) 0 Shares Issued and Outstanding in Each Period	—	—
Common Stock — $.001 Par Value, 700,000,000 Shares Authorized; 3,536,865 Shares Issued and Outstanding March 31, 2013 and December 31, 2012	3,537	3,537
Additional Paid-in Capital	20,019,153	19,933,202
Accumulated (Deficit)	(27,082,603)	(26,146,304)

Total Stockholders’ Equity (Deficit)	(7,059,913)	(6,209,565)

Total Liabilities and Stockholders’ Equity	$3,084,035	$2,425,948

The accompanying notes are an integral part of these condensed consolidated financial statements.

F-2

VUZIX CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	For Three Months Ended March 31,
	2013	2012

Sales of Products	$608,661	$913,941
Sales of Engineering Services	130,523	196,100

Total Sales	739,184	1,110,041

Cost of Sales — Products	282,013	676,453
Cost of Sales — Engineering Services	55,374	74,505

Total Cost of Sales	337,387	750,958

Gross Profit	401,797	359,083
Operating Expenses:
Research and Development	317,695	247,338
Selling and Marketing	274,743	354,706
General and Administrative	416,686	562,591
Depreciation and Amortization	98,348	135,827
Impairment of Patents and Trademarks	—	9,268

Total Operating Expenses	1,107,472	1,309,730
(Loss) from Continuing Operations	(705,675)	(950,647)

Other Income (Expense)
Interest and Other (Expense) Income	—	48
Foreign Exchange Gain (Loss)	(13,070)	(4,942)
Loss on Derivative Valuation	(14,287)	—
Amortization of Senior Term Debt Discount	(9,728)	—
Interest Expense	(179,842)	(95,049)

Total Other Income (Expense)	(216,927)	(99,943)

(Loss) from Continuing Operations Before Provision for Income Taxes	(922,602)	(1,050,590)
Provision (Benefit) for Income Taxes (Note 18)	13,696	17,002

(Loss) from Continuing Operations	(936,298)	(1,067,592)

Income (Loss) from Discontinued Operations (Note 3)	—	223,109

Net Income (Loss)	$(936,298)	$(844,483)

Earnings (Loss) per Share from Continuing Operations (Note 3)
Basic and Diluted	$(0.26)	$(0.30)
Earnings (Loss) per Share
Basic and Diluted	$(0.26)	$(0.24)
Weighted-average Shares Outstanding Basic and Diluted	3,536,865	3,536,865

The accompanying notes are an integral part of these condensed consolidated financial statements.

F-3

VUZIX CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	For the Three Months Ended
	March 31,
	2013	2012

Cash Flows from Operating Activities
Net Income (Loss)	$(936,298)	$(844,483)
Non-Cash Adjustments
Depreciation and Amortization	98,348	135,827
Impairment of Patents and Trademarks	—	9,268
Stock-Based Compensation Expense	19,347	57,397
Amortization of Term Debt Discount	9,728	69,301
Amortization of Debt Issuance Costs	1,244	—
Loss on Derivative Valuation	14,287	—
(Increase) Decrease in Operating Assets
Accounts Receivable	(53,520)	307,491
Inventories	38,240	686,610
Deferred Offering Costs	(43,069)	—
Prepaid Expenses and Other Assets	20,757	(9,047)

Increase (Decrease) in Operating Liabilities
Accounts Payable	304,913	(41,095)
Accrued Expenses	8,318	(64,207)
Customer Deposits	(3,678)	(363,558)
Income Taxes Payable	2,942	(300)
Accrued Compensation	129,422	93,269
Accrued Interest	130,016	257,746

Net Cash Flows (Used in) Provided by From Operating Activities	(259,003)	294,219

Cash Flows from Investing Activities
Purchases of Tooling and Equipment	(9,051)	(37,036)
Investments in Patents and Trademarks	(18,121)	(7,995)

Net Cash (Used in ) Provided by From in Investing Activities	(27,172)	(45,031)

Cash Flows from Financing Activities
Net Change in Lines of Credit	—	(230,000)
Repayment of Capital Leases	(18,371)	(21,277)
Repayment of Long-Term Debt and Notes Payable	(119,447)	(4,035)
Proceeds from Senior Convertible Debt	800,000	—
Issuance Costs on Senior Convertible Debt	(160,439)	—
Proceeds from Notes Payable	250,304	—

Net Cash Flows (Used in) Provided by Financing Activities	752,047	(255,312)

Net Increase (Decrease) in Cash and Cash Equivalents	465,872	(6,124)
Cash and Cash Equivalents — Beginning of Period	66,554	417,976

Cash and Cash Equivalents — End of Period	$532,426	$411,852

Supplemental Disclosures
Interest Paid	49,826	106,749
Income Taxes Paid	10,754	15,802
Discount on senior convertible debenture attributed to warrants	621,012	—
Warrants granted for senior convertible debenture issuance costs	66,603	—

The accompanying notes are an integral part of these condensed consolidated financial statements.

F-4

VUZIX CORPORATION AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Basis of Presentation

The accompanying unaudited Condensed Consolidated Financial Statements of Vuzix Corporation and Subsidiaries (“the Company") have been prepared in accordance with generally accepted accounting principles in the United States of America for interim financial information (“GAAP”) and with the instructions to Form 10-Q and Article 8 of Regulation S-X of the Securities and Exchange Commission. Accordingly, the unaudited Condensed Consolidated Financial Statements do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included. The condensed consolidated balance sheet as of December 31, 2012 was derived from the audited Consolidated Financial Statements in Form 10-K.

The accompanying Consolidated Financial Statements should be read in conjunction with the audited Consolidated Financial Statements of the Company as of December 31, 2012, as reported in the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission.

The results of the Company’s operations for any interim period are not necessarily indicative of the results of the Company’s operations for any other interim period or for a full fiscal year.

The results of the Company’s Tactical Display Group business have been classified and presented as discontinued operations in the accompanying unaudited Consolidated Statement of Operations (Note 3). Prior period results have been adjusted to conform to this presentation. No other adjustments have been made to the unaudited Consolidated Financial Statements and following notes.

All per share amounts, outstanding shares, warrants, options and shares issuable pursuant to convertible securities for all periods reflect the Company’s 1-for-75 reverse stock split, which was effective February 6, 2013.

Note 2 — Liquidity and Going Concern Issues

The Company’s independent registered public accounting firm’s reports issued on the consolidated financial statements for the year ended December 31, 2012 and 2011 included an explanatory paragraph describing the existence of conditions that raise substantial doubt about the Company’s ability to continue as a going concern, including continued operating losses and the potential inability to pay currently due debts. The Company has incurred a net loss from continuing operations consistently over the last 2 years. The net loss for the first quarter of 2013 was $936,298. The Company has incurred annual net losses from its continuing operations of $4,747,387 in 2012 and $5,332,866 in 2011, and has an accumulated deficit of $27,082,603 as of March 31, 2013. The Company’s ongoing losses have had a significant negative impact on the Company’s financial position and liquidity.

With the sale of assets relating to the Company’s Tactical Display Group business (the “TDG Assets”) on June 15, 2012 and subsequent debt repayments, the Company was for a period no longer in default under the various covenants then contained in its agreements with its Convertible, Senior Secured Term loan lender and with its bank which provided Lines of Credit under a secured revolving loan agreement. This asset sale, debt repayments and other debt deferrals improved the working capital position of the Company. However due to its continued operating losses and the transition of its business away from its former military related product sales, it expects to see a further increase in its working capital deficiency until new technology and commercial products, as well as new waveguide defense related products are developed.

The Company has not been in compliance with its minimum cash covenant as contained in its agreements with its Convertible, Senior Secured Term loan lender. Additionally the Company has not been making its required monthly principal and interest payments and was behind $309,562 and $23,862, respectively as of March 31, 2013. The Company is attempting to negotiate a waiver and a rescheduling of its required principal payments, but to date the senior lender has not issued such waivers or entered into a forbearance agreement, under which they would agree to forbear from enforcing their remedies against the Company. As such the lender is currently able to exercise its remedies under the loan agreement, including acceleration of the amounts due them and foreclosure and sale of the collateral held by them, which comprises substantially all of the Company’s assets.

F-5

VUZIX CORPORATION AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company’s cash requirements are primarily for funding operating losses, working capital, research, principal and interest payments on debt obligations, and capital expenditures. Historically, the Company has met these cash needs by borrowings under notes, sales of convertible debt, the sales of equity securities and the sale of assets. There can be no assurance that the Company will be able to borrow or sell securities in the future, which raises substantial doubt about the ability of the Company to continue as a going concern. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of assets carrying amounts or the amount of and classification of liabilities that may result should the Company be unable to continue as a going concern.

As part of the Company’s search for additional capital, on March 21, 2013, the Company issued a secured convertible debenture in the amount of $800,000. The debenture bears interest at a rate of 16% per year, payable quarterly in cash or shares of common stock at our option. Commencing on February 1, 2014, we will be required to redeem a certain amount under the debenture on a periodic basis in an amount equal to $200,000 on each of February 1, 2014, May 1, 2014 and August 1, 2014 and $50,000 on each of August 1, 2015, August 1, 2016, August 1, 2017 and March 21, 2018, until the debenture’s maturity date of March 21, 2018.

Management of the Company is currently pursuing a financing to raise the additional capital needed to continue planned operations. In the event that the Company is unable to complete a sufficient public offering in a timely manner, the Company would need to pursue other financing alternatives during 2013, which could include a private financing, bridge financing or collaboration agreements. The Company may not be able to obtain financing on acceptable terms, or at all, and the Company may not be able to enter into additional collaborative arrangements. The terms of any financing may adversely affect the holdings or the rights of the Company’s stockholders. Arrangements with collaborators or others may require the Company to relinquish rights to certain of its technologies or product candidates. If the Company is unable to obtain funding, the Company could be forced to delay, reduce or eliminate its research and development programs or future commercialization efforts, which could adversely affect its business prospects.

Note 3 — Discontinued Operations

In an effort to improve working capital, cure debt defaults and pay down debts, on June 15, 2012, the Company entered into an Asset Purchase Agreement (the “Agreement”) between the Company and TDG Acquisition Company, LLC, a Delaware limited liability company (“TDG”). Pursuant to the Agreement, the Company sold and licensed those of its assets (including equipment, tooling, certain patents and trademarks) (the “TDG Assets”) that comprised its tactical defense group, which engaged in the business of selling and licensing products and providing services, directly and indirectly, to military, defense and security organizations (the “Business”). The sale of the TDG Assets included sale of the Company’s proprietary Tac-Eye displays and its night vision electronics and optics module products. The Company received a worldwide, royalty free, assignable grant-back license to all the patents and other intellectual property sold to TDG, for use in the manufacture and sale of products other than in the military, defense and security markets. The Company retained the right to sell goods and services to other end user consumers, and to TDG and TDG and the Company jointly received the right to sell goods and services into all markets other than the military, defense and security markets and the consumer market. Under the Agreement, TDG is allowed to sell its goods and services in all markets other than the consumer market or to end users. Also pursuant to the Agreement, the Company and TDG entered into a Vuzix Authorized Reseller Agreement, pursuant to which TDG is authorized as the exclusive reseller of the Company’s current and future products to military, defense and security organizations, unless TDG elects to have the Company make such sales directly.

The purchase price paid to the Company by TDG consists of two components: $8,345,793 net of adjustments, which was paid at closing, and up to an additional $2.5 million, which will be received only if TDG achieves certain quarterly and annual revenue targets from sales of goods and services to military, defense and security organizations. The purchase price was determined by arm’s length negotiations between the parties. We recorded a gain of $5,837,607 from the asset sale.

In accordance with ASC 205-20, the sale of the TDG Assets has been accounted for as discontinued operation. Accordingly, the operating results of the TDG Assets for the three months ended March 31, 2013 and 2012 have been reclassified as discontinued operations on the unaudited Consolidated Statement of Operations. Below is a summary of these results:

F-6

VUZIX CORPORATION AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	For Three Months
	Ended March 31,
	2013	2012
	(Unaudited)	(Unaudited)

Sales of Products	$—	$1,387,337
Sales of Engineering Services	—	354,014

Total Sales	—	1,741,351

Total Cost of Sales	—	986,869

Gross Profit	—	754,482

Operating Expenses:
Research and Development	—	163,921
Selling and Marketing	—	98,006
General and Administrative	—	—
Depreciation and Amortization	—	—
Interest Expense on Senior Debt*	—	206,470
Amortization Senior Debt Discount*	—	62,976

Income from Discontinued Operations	—	223,109

Gain (Loss) on Disposal of Discontinued Operations	—	—
Provision (Benefit) for Income Taxes	—	—

Net Income from Discontinued Operations	—	223,109

Basic Income per Share	$—	$0.063
Diluted Income per Share	$—	$0.063
Weighted-average Shares Outstanding
Basic and Diluted	3,536,865	3,536,865

* Amounts reported represent the interest expense and the amortization of the discount on the Senior Term debt that was required to be repaid from the proceeds of the TDG Asset sale.

Note 4 – Earnings (Loss) Per Share

Basic earnings (loss) per share is computed by dividing net income or loss by the weighted average number of common shares outstanding for the period. Diluted Earnings per share reflects the potential dilution from the assumed exercise of stock options and warrants and the conversion of debt. During periods of net loss, all common stock equivalents are excluded from the diluted EPS calculation because they are antidilutive. Had the Company reported net income for the three months ended March 31, 2013, a total of 1,329,333 shares would have been excluded from these diluted calculations as they would be anti-dilutive.

Note 5 — Inventories, Net

Inventories are stated at the lower of cost (determined on the first-in, first-out or specific identification method) or market and consisted of the following as at March 31, 2013 and December 31, 2012:

	March 31, 2013	December 31, 2012

Purchased Parts and Components	$934,828	$945,550
Work in Process	46,260	46,259
Finished Goods	231,593	259,112
Less: Reserve for Obsolescence	(563,740)	(563,740)

Net	$648,941	$687,181

Note 6 — Deferred Offering Costs

Deferred offering costs consist principally of legal, accounting and underwriters’ fees incurred through to March 31, 2013 that are related to a proposed offering and that will be charged to capital upon the completion of the proposed offering or charged to expense if the proposed offering is not completed.

F-7

VUZIX CORPORATION AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Professional and Agents’ fees Paid	Professional and Agents’ fees Accrued	Total
December 31, 2012	$57,500	$142,071	$199,571
Additions	22,590	20,479	43,069

March 31, 2013	$80,090	$162,550	$242,640

 Note 7 – Bank Lines of Credit

The Company has available a $112,500 line of credit with interest payable at the bank’s prime rate plus 1%. The line is unsecured and personally guaranteed by an officer of the Company. The outstanding balance on the line of credit amounted to $112,500 as of March 31, 2013 and December 31, 2012.

Note 8 – Notes Payable

Notes payable represent promissory notes payable by the Company.

	March 31, 2013	December 31, 2012

Note payable to officers and shareholders of the Company. Principal along with accrued interest is due and payable on March 31, 2013. The notes bear interest at 18.5% and secured by all the assets of the Company.	$316,042	$165,738
Note payable secured by all the assets of Company and the guarantee of its President and CEO. The effective interest rate is 31%. The note is to be repaid in 12 blended monthly payments of $5,645.	35,361	46,737
Note payable to an officer of the Company due on December 31, 2013. The note bears interest at 7.49% and monthly principal payments of $2,691 plus accrued interest are required. The note is secured by all the assets of the Company.	37,663	45,734

	$389,066	$258,209

Note 9 — Customer Deposits

Customer deposits represent advance payments made by customers when they place orders for products. These deposits range from 20 to 100% of the total order amount. These deposits are credited to the customer against product deliveries or at the completion of their order.

Note 10 — Accrued Expenses

Accrued expenses consisted of the following:

	March 31, 2013	December 31, 2012

Accrued Wages and Related Costs	$29,501	$31,197
Accrued Compensation	260,745	181,322
Accrued Professional Services	113,077	181,227
Accrued Warranty Obligations	65,253	93,788
Accrued Product Costs	97,900	—
Other Accrued Expenses	40,938	32,138

Total	$607,414	$519,672

F-8

VUZIX CORPORATION AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company has warranty obligations in connection with the sale of certain of its products. The warranty period for its products is generally one year except in certain European countries where it is two years. The costs incurred to provide for these warranty obligations are estimated and recorded as an accrued liability at the time of sale. The Company estimates its future warranty costs based on product-based historical performance rates and related costs to repair. The changes in the Company’s accrued warranty obligations for the three months ended March 31, 2013 were as follows:

2013

Accrued Warranty Obligations at December 31, 2012	$93,788
Reductions for Settling Warranties	(41,042)
Warranties Issued During Period	12,507

Accrued Warranty Obligations at March 31, 2013	$65,253

Note 11 – Derivative Valuation

The Company recognized a derivative liability for the warrants to purchase 186,480 shares of its common stock issued in connection with the $800,000 convertible senior secured debenture issued on March 21, 2013. It was valued on the respective transaction dates of March 21, 2013 for issuance of the debentures and the period ended March 31, 2013 using a Black-Scholes pricing model. These warrants have a cashless exercise provision effective six months after the issuance date and downside price adjustments for new non-exempt securities issuances within the first six months. In accordance with ASC 815-10-25, we measured the subsequent derivative valuation using a Black-Scholes pricing model on March 31, 2013 and recorded the additional derivative liability relating to the warrants as of that date. See Note 15: Warrants for additional information on the warrants issued. At the end of each quarterly reporting date the values are evaluated and adjusted to current market value. The amount recorded for the derivatives liability as of March 21, 2013 was $621,012 and it was revalued to $635,299 as of March 31, 2013, resulting in a $14,287 loss on the derivative’s valuation for the quarter.

The Company concluded that the Put embedded in the convertible debenture in the event of the Company’s default under the Debenture had such minimal value that it did not record an additional and separate liability for this contingency.

Fair market values of the Company's derivatives as of March 31, 2013 were based on the Black Scholes valuation using the following assumptions:

Warrants
Risk-free interest rate	0.73%
Expected life in years	5.0
Dividend yield	0
Expected volatility	110.28%

Note 12 — Accrued Compensation

Accrued compensation represents amounts owed to officers of the Company for services rendered that remain outstanding. The principal is not subject to a fixed repayment schedule, and interest on the outstanding balances is payable at 8% per annum, compounding monthly. The unpaid principal amounts are shown as Long-Term Liabilities on the consolidated balance sheet. The respective interest amounts are included in Accrued Interest, under the Long-Term Liabilities.

	Accrued Compensation	Accrued Interest

Balance as at December 31, 2012	$1,010,096	$442,638
Additions 2013	50,000	29,315
Subtractions 2013	—	—
Balance as at March 31, 2013	$1,060,096	$471,953

F-9

VUZIX CORPORATION AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

On March 27, 2013, the Company entered into a deferred compensation deferral and conversion option agreements with two of its officers, which agreements are subject to the closing of the Company’s planned public stock offering by June 30, 2013, and which agreements are effective upon such closing. Pursuant to the deferred compensation and conversion agreements the officers each agreed that the accrued compensation and accrued interest above, will be convertible into shares of the Company’s common stock, at the officers’ option, at a conversion price equal to the offering price of the Company’s proposed public stock offering. In addition, the Company agreed to pay any remaining unconverted amounts beginning April 1, 2014 in equal monthly payments over a maximum of 12 months.

Note 13 — Long-Term Debt

Long-term debt consisted of the following:

	March 31, 2013	December 31, 2012

Note payable to an officer of the Company. The principal is not subject to a fixed repayment schedule, bears interest at 8% per annum and is secured by all of the assets of the Company	$209,208	$209,208
Note payable to an officer of the Company. The principal and interest is subject to a fixed blended repayment schedule of 36 months, commencing July 15, 2013. The loan bears interest at 12% per annum and is secured by a subordinated position in all the assets of the Company.	225,719	225,719
Note payable for research and development equipment. The principal is subject to a fixed semi-annual repayment schedule commencing October 31, 2012 over 48 months. The note carries a 0% interest, but imputed interest has been accrued based on a 12% discount rate and is reflected as a reduction in the principal.	396,004 (90,678)	396,004 (97,003)
Convertible, Senior Secured Term Debt. The principal is to be repaid over 15 months, with equal payments of principal beginning on October 15, 2013. The loan bears interest at 13.5%, per annum, which is payable monthly on the 15th of each month. The loan is secured by a first security position in all the Intellectual Property assets of the Company and a security interest in all of the other assets of the Company that is subordinate only to the security interest that secures the Company’s working capital loan.	619,122	619,122
Convertible, Senior Secured Term Debenture. The principal is to be repaid on a periodic basis in an amount equal to $200,000 on each of February 1, 2014, May 1, 2014 and August 1, 2014 and $50,000 on each of August 1, 2015, August 1, 2016, August 1, 2017 and March 21, 2018. The debenture bears interest at 16.0%, per annum, which is payable quarterly on February 1, May 1, August 1 and November 1, beginning on August 1, 2013. The loan is secured by a first security position in all the assets of the Company.	800,000	—
Discount related to Warrants issued pursuant to the above Convertible, Senior Term Debenture that was recorded as a derivative liability, net of $3,403 in amortization.	(617,069)	—
Long-term secured deferred trade payable for which the principal and interest is subject to a fixed blended repayment schedule of 24 and 36 months, commencing July 15, 2013. The deferred trade payable bears interest at 12% per annum and is secured by a subordinated position in all the assets of the Company.	1,320,643	1,320,643
Note payable for which the principal and interest is subject to a fixed blended repayment schedule of 36 months, commencing July 15, 2013. The loan bears interest at 12% per annum and is secured by a subordinated position in all the assets of the Company.	101,748	101,748

	$2,964,157	$2,775,441
Less: Amount Due Within One Year	(1,283,355)	(1,060,188)

Amount Due After One Year	$1,680,802	$1,715,253

The aggregate maturities for all long-term borrowings as of March 31, 2013 are as follows:

2013	2014	2015	2016	Thereafter	Total
$1,283,355	$971,740	$440,785	$59,069	$209,208	$2,964,157

F-10

VUZIX CORPORATION AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In connection with the sale of the TDG Assets, certain of the Company’s lenders entered into Loan Modification and Consent agreements pursuant to which each consented to the sale, as required by the loan agreements between the Company and each such lender, and released its security interest in the TDG Assets sold. Pursuant to a Loan Modification and Consent Agreement regarding the Company’s Convertible, Senior Secured Term Debt Loan, which was in default at the time of the sale, the Company paid this Senior Lender $4,450,000 in reduction of the obligations of the Company to the Senior Lender. The obligation of the Company to repay the remaining amount due to the Convertible Senior Secured Term Debt Lender, $619,122 was represented by a new note in that amount. This new note carries an interest rate of 13.5%, to be paid monthly. The principal amount of the note is to be repaid over 15 months, with equal principal payments commencing on October 15, 2012. The Company also agreed to use 40% of any of the earn-out payments received under the TDG Asset Purchase Agreement to reduce the principal of this new note. The Convertible Senior Secured Term Debt agreement contains certain covenants, including the maintenance of minimum cash, cash equivalents, and undrawn availability under any bank working capital line in an aggregate amount of at least 40% of the sum of (i) the outstanding principal amount of the loan and (ii) unpaid interest. The Company has not made any of its required principal payments and since February 2013 stopped making monthly interest payments. It does not intend to make subsequent payments to the lender for at least the next 3 months. As a result the Company is default under its loan agreement with the lender. The Company and the lender are currently attempting to negotiate a waiver or enter into a forbearance agreement, under which the lender would agree to forbear from enforcing its remedies against the Company. As such the lender is currently able to exercise its remedies under their loan agreement, including acceleration of the amounts due and foreclosure and sale of the collateral held by it. Even if the Company receives a waiver or enters into a forbearance agreement, it is uncertain whether the Company will be able to meet the conditions contained in any such waiver or forbearance agreement. Accordingly the entire principal amount of Convertible, Senior Secured Term Debt has been shown as current and due within one year.

Pursuant to the various other Loan Modification and Consent agreements, the Company at the time secured from each secured term note payable holders agreements to defer further payments on their respective Note Payable due from the Company until July 15, 2013 after which the notes are to be repaid in 24 to 36 equal monthly installments. Additionally the Company has agreed to use 15% of any of the earn-out payments received under the TDG Asset Purchase Agreement to reduce such Notes Payable.

Pursuant to its original transaction with the holder of the Senior Secured Term Debt, the Company issued to that lender warrants to purchase up to 533,333 shares of common stock (the “Warrants”), at an exercise price of $7.47 per share, exercisable at any time prior to December 23, 2014. The fair value of these Warrants, $1,010,379 was reflected as a discount against the loan amount, but because of the loan’s restructuring and the early repayment of the principal resulting from the TDG Assets sale, the unamortized discount of $636,678 was fully expensed in the second quarter of 2012. The maximum number of shares of common stock that may be issued pursuant to: (i) the exercise of Warrants; and (ii) the conversion of principal and interest owing under the Loan, may not exceed 620,396 Common Shares. The holder of these Warrants has agreed subject to the closing of the Company’s proposed public stock offering, to exchange the Warrants into the greater of (a) 200,000 shares of the Company’s common stock, or (B) the Black Scholes value of the warrants (calculated using the Bloomberg OV function) as of the date of the pricing of the Company’s proposed public stock offering based upon the per share offering price of the common stock in the Company’s proposed public stock offering. Additional information regarding the exchange agreement may be found in the Form 8-K filed by the Company on April 2, 2013.

On March 21, 2013, the Company entered into a Securities Purchase Agreement with Hillair Capital Management L.P. (Hillair), pursuant to which, on March 21, 2013, the Company issued to Hillair a $800,000 16% secured convertible debenture due March 21, 2018. The debenture bears interest at a rate of 16% per year, payable quarterly in cash or shares of common stock at the Company’s option. Commencing on February 1, 2014, the Company is required to redeem a certain amount under the debenture on a periodic basis in an amount equal to $200,000 on each of February 1, 2014, May 1, 2014 and August 1, 2014 and $50,000 on each of August 1, 2015, August 1, 2016, August 1, 2017 and March 21, 2018, until the debenture’s maturity date of March 21, 2018; which the Company may make in cash or common stock at our option subject to certain conditions. The debenture is convertible into shares of its common stock at a conversion price of $4.29 per share, subject to certain conversion price adjustments for the first six months. In connection with the debenture issuance, the Company also issued to Hillair five-year warrants to purchase 186,480 shares of our common stock at an exercise price of $4.72 per share, which is subject to exercise price adjustments. The warrants have been reflected as a derivative liability on the balance sheet and recorded as a discount against the debenture. See Note 11 for further details. Additional information regarding the debenture may be found in the Form 8-K filed by the Company on March 27, 2013.

Upon closing of the debenture transaction, the Company retained Gentry Capital Advisors LLC (Gentry) as a financial advisor and agreed to pay Gentry a fee of $50,000 over a period of 4 months commencing upon the closing. The Company also issued to Gentry five-year warrants to purchase 20,000 shares of common stock at an exercise price of $4.72 per share, which warrant contained terms substantially similar to the warrants issued to Hillair. The fair value of these warrants was calculated as $66,603 and is reflected in the deferred debenture issuance costs below.

F-11

VUZIX CORPORATION AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In connections with the issuance of the debenture the company incurred issuance costs which totaled $227,174, inclusive of the financial advisor’s warrant discussed above. These costs will be amortized on a straight-line basis over the five year life of the debenture. Accumulated amortization to March 31, 2013 was $1,244.

On March 27, 2013, the Company entered into several debt conversion agreements representing the $2,476,440 of the long-term debt reflected in table above. Pursuant to the agreements, each lender agreed to convert its outstanding secured promissory note, together with accrued interest thereon into shares of the Company’s common stock, subject to the closing of the Company’s proposed public stock offering by June 30, 2013, at a conversion price equal to the public offering price. Additional information regarding the debt conversion agreements may be found in the Form 8-K filed by the Company on April 2, 2013.

Note 14 — Income Taxes

The Company’s effective income tax rate is a combination of federal, state and foreign tax rates and differs from the U.S. statutory rate due to taxes on foreign income, permanent differences including tax-exempt interest, and the resolution of tax uncertainties, offset by a valuation allowance against U.S. deferred income tax assets.

At December 31, 2012, the Company had unrecognized tax benefits totaling $5,151,000, which would have a favorable impact on the Company’s provision (benefit), if recognized.

In the three months ended March 31, 2013 and 2012, the Company generated federal and state net operating income for income tax purposes before the assumed offset against the Company’s net operating loss carry forwards. These federal and state net operating loss carry forwards total approximately $21,537,000 at March 31, 2013 and begin to expire in 2018, if not utilized. Of the Company’s tax credit carry forwards, $1,399,000 begin to expire in 2017, if not utilized.

Note 15 — Stock Warrants

A summary of the various changes in warrants during the three-month period ended March 31, 2013 is as follows.

Number of Shares

Warrants Outstanding at December 31, 2012	656,641
Exercised During the Period	—
Issued During the Period	206,480
Expired During the Period	—

Warrants Outstanding, March 31, 2013	863,121

The outstanding warrants as of March 31, 2013 expire from May 31, 2013 to March 21, 2018. The weighted average remaining term of the warrants is 2.5 years. The weighted average exercise price is $6.84 per share. A total of 186,420 warrants to purchase 186,420 shares of common stock exercisable at $4.72 issued during the first quarter are subject to downward exercise price adjustments in the event the Company issues securities at a lower price during the first 6 months. A holder of warrants to purchase common stock has agreed subject to the closing of the Company’s proposed public stock offering, to exchange the Warrants into the greater of (a) 200,000 shares of the Company’s common stock, or (B) the Black Scholes value of the warrants (calculated using the Bloomberg OV function) as of the date of the pricing of the Company’s proposed public stock offering based upon the per share offering price of the common stock in the Company’s proposed public stock offering. Additional information regarding the exchange agreement may be found in the Form 8-K filed by the Company on April 2, 2013.

Note 16 — Stock Option Plans

A summary of stock option activity for the three months ended March 31, 2013 is as follows:

F-12

VUZIX CORPORATION AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Weighted
	Number of	Average	Exercise Price
	Shares	Exercise Price	Range

Outstanding at December 31, 2012	192,729	$10.68	$1.70 – $ 17.50
Granted	—	$—	$—
Exercised	—	$—	$—
Expired or Forfeited	—	$—	$—

Outstanding at March 31, 2013	192,729	$10.68	$1.70 – $ 17.50

As of March 31, 2013, there were 162,918 options that were fully vested and exercisable at a weighted average exercise price of $10.52 per share. The weighted average remaining contractual term on the vested options is 5.4 years.

As of March 31, 2013 there were 29,811 unvested options exercisable at a weighted average exercise price of $10.55 per share. The weighted average remaining contractual term on the unvested options is 7.5 years.

No cash was received from option exercises for the three months ended March 31, 2013 and 2012.

The table below summarizes the impact of outstanding stock options on the results of operations for the three and three months ended March 31, 2013 and 2012:

	Three Months Ended
	March 31, 2013	March 31, 2012

Stock-based compensation expense:
Stock Options	$19,347	$57,397
Income tax benefit	—	—
Net Increase in Net Loss	$19,347	$57,397

Per share increase in Loss Per Share:
Basic and Diluted	$0.0055	$0.0162

The weighted average fair value of option grants was calculated using the Black-Scholes-Merton option pricing method. At March 31, 2013, the Company had approximately $147,257 of unrecognized stock compensation expense, which will be recognized over a weighted average period of approximately 1.4 years.

Note 17 — Litigation

We are not currently involved in any pending legal proceeding or litigation.

Note 18 — Contractual Obligations

The Company leases office and manufacturing space under operating leases that expire on September 30, 2013. The Company’s total contractual payment obligations for operating leases as of March 31, 2013 total $30,444 and are due in calendar year 2013.

Note 19 — Recent Accounting Pronouncements

There are no recent accounting pronouncements that are expected to have a material impact on the condensed consolidated financial statements.

F-13

VUZIX CORPORATION

F-14

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Stockholders of Vuzix Corporation

We have audited the accompanying consolidated balance sheets of Vuzix Corporation and subsidiaries (the “Company”) as of December 31, 2012 and 2011, and the related consolidated statements of operations, changes in stockholders’ (deficit) equity, and cash flows for each of the years in the two-year period ended December 31, 2012. Vuzix Corporation’s management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Vuzix Corporation and its subsidiaries as of December 31, 2012 and 2011, and the results of its operations, changes in stockholders' (deficit) equity and its cash flows for each of the years in the two-year period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 3 to the consolidated financial statements, the Company has incurred substantial losses from operations in recent years. In addition, the Company is dependent on its various debt and compensation agreements, described in Notes 3, 16 and 17, to fund its working capital needs. The Company was not in compliance with its financial covenants under a senior secured debt holder and had other debts past due in some cases. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans in regards to these matters are also described in Note 3. The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

/s/ EFP Rotenberg, LLP

EFP Rotenberg, LLP

Rochester, New York

March 19, 2013

F-15

VUZIX CORPORATION

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2012	2011
ASSETS
Current Assets
Cash and Cash Equivalents	$66,554	$417,976
Accounts Receivable, Net (Note 7)	170,600	1,078,084
Inventories (Note 8)	687,181	2,539,721
Deferred Offering Costs (Note 9)	199,571	—
Prepaid Expenses and Other Assets	85,768	100,625

Total Current Assets	1,209,674	4,136,406
Tooling and Equipment, Net (Note 10)	664,967	961,692
Patents and Trademarks, Net (Note 11)	551,307	720,599

Total Assets	$2,425,948	$5,818,697

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts Payable	$2,896,567	$3,766,617

Lines of Credit (Note 12)	112,500	652,081

Notes Payable (Note 13)	258,209	—

Current Portion of Long-term Debt, net of discount	1,060,188	4,924,838
Current Portion of Capital Leases	57,244	84,684
Customer Deposits (Note 14)	63,079	392,151
Accrued Interest	161,703	62,177
Accrued Expenses (Note 15)	519,672	305,840
Income Taxes Payable	21,486	300

Total Current Liabilities	5,150,648	10,188,688

Long-Term Liabilities
Accrued Compensation (Note 16)	1,010,096	810,096
Long Term Portion of Term Debt, net of discount (Note 17)	1,715,253	1,072,051
Long Term Portion of Capital Leases (Note 18)	40,041	52,000
Accrued Interest	719,475	520,610

Total Long-Term Liabilities	3,484,865	2,454,757

Total Liabilities	8,635,513	12,643,445

Stockholders’ Equity (Deficit)
Series C Preferred Stock — $.001 Par Value, 5,000,000 Shares Authorized; (Note 20) 0 Shares Issued and Outstanding in Each Period	—	—
Common Stock — $.001 Par Value, 700,000,000 Shares Authorized; 3,536,865 Shares Issued and Outstanding December 31 and December 31, Respectively and 3,514,671 Shares Issued and Outstanding December 31, Respectively	3,537	3,537
Additional Paid-in Capital	19,933,202	19,716,963
Accumulated (Deficit)	(26,146,304)	(26,469,144)
Subscriptions Receivable (Note 23)	—	(76,104)

Total Stockholders’ Equity (Deficit)	(6,209,565)	(6,824,748)

Total Liabilities and Stockholders’ Equity	$2,425,948	$5,818,697

The accompanying notes are an integral part of these consolidated financial statements.

F-16

VUZIX CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ (DEFICIT) EQUITY

	Common Stock		Additional Paid-In	Accumulated	Preferred Stock		Subscriptions
	Shares*	Amount	Capital	Deficit	Shares	Amount	Receivable	Total

Balance — December 31, 2010	3,514,743	$3,515	$19,401,887	$(22,589,563)	—	$—	$(227,336)	$(3,411,497)

Warrants Issued for Services	—	—	—	—	—	—	—
Issuance of Common Stock from Exercise of Stock Options	17,307	17	17,033					17,050
Issuance of Common Stock from Exercise of Warrants	4,815	5	3,606					3,611
Stock Compensation Expense	—	—	298,664	—	—	—	—	298,664
Forgiveness of Subscriptions Receivable			(4,227)				151,232	147,005
2011 Net Loss	—	—	—	(3,879,581)	—	—	—	(3,879,581)

Balance — December 31, 2011	3,536,865	$3,537	$19,716,963	$(26,469,144)	—	$—	$(76,104)	$(6,824,748)

Forgiveness of Debt	—	—	46,037	—	—	—	—	46,037
Stock Compensation Expense	—	—	172,233	—	—	—	—	172,233
Forgiveness of Subscriptions Receivable			(2,031)				76,104	74,073
2012 Net Income	—	—	—	322,840	—	—	—	322,840

Balance — December 31, 2012	3,536,865	$3,537	$19,933,202	$(26,146,304)	—	$—	$—	$(6,209,565)

* All share amounts for all periods reflect the Company’s 1-for-75 reverse stock split, which was effective February 6, 2013.

The accompanying notes are an integral part of these consolidated financial statements.

F-17

VUZIX CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

	For Years Ended December 31,
	2012	2011

Sales of Products	$2,692,152	$4,016,058
Sales of Engineering Services	536,076	809,605

Total Sales	3,228,228	4,825,663

Cost of Sales — Products	2,135,484	3,187,835
Cost of Sales — Engineering Services	205,542	426,986

Total Cost of Sales	2,341,026	3,614,821

Gross Profit	887,202	1,210,842
Operating Expenses:
Research and Development	1,153,403	1,340,973
Selling and Marketing	1,225,154	1,647,105
General and Administrative	2,181,310	2,590,636
Depreciation and Amortization	468,817	468,823
Impairment of Patents and Trademarks	64,703	35,265

Total Operating Expenses	5,093,387	6,082,802
(Loss) from Continuing Operations	(4,206,185)	(4,871,960)

Other Income (Expense)
Interest and Other (Expense) Income	232	1,182
Foreign Exchange Gain (Loss)	(11,111)	(35,770)
Interest Expense	(509,925)	(398,629)

Total Other Income (Expense)	(520,804)	(433,217)

(Loss) from Continuing Operations Before Provision for Income Taxes	(4,726,989)	(5,305,177)
Provision (Benefit) for Income Taxes (Note 18)	20,398	27,689

(Loss) from Continuing Operations	(4,747,387)	(5,332,866)

Income (Loss) from Discontinued Operations (Note 4)	(747,580)	1,453,285
Gain on Disposal of Discontinued Operations (Note 5), net of tax	5,817,807	—

Net Income (Loss)	$322,840	$(3,879,581)

Earnings (Loss) per Share from Continuing Operations ( Note 6 )
Basic	$(1.34)	$(1.52)
Diluted	$(1.34)	$(1.52)
Earnings (Loss) per Share
Basic	$0.09	$(1.10)
Diluted	$0.09	$(1.10)
Weighted-average Shares Outstanding
Basic	3,536,865	3,518,333
Diluted	3,651,100	4,193,282

(1)	All per-share amounts and shares outstanding for all periods reflect the Company’s 1-for-75 reverse stock split, which was effective February 6, 2013.

The accompanying notes are an integral part of these consolidated financial statements.

F-18

VUZIX CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For Years Ended
	December 31,
	2012	2011

Cash Flows from Operating Activities
Net Income (Loss)	$322,840	$(3,879,581)
Non-Cash Adjustments
Depreciation and Amortization	468,817	468,823
Impairment of Patents and Trademarks	64,703	35,265
Stock-Based Compensation Expense	172,233	298,664
Non-Cash Compensation	74,073	99,828
Forgiveness of Debt	46,037	—
Gain on Sale of Discontinued Operations	(5,817,807)	—
Amortization of Senior Term Debt Discount	777,550	252,595
(Increase) Decrease in Operating Assets
Accounts Receivable	607,885	228,821
Inventories	717,499	1,208,942
Prepaid Expenses and Other Assets	14,857	110,193

Increase (Decrease) in Operating Liabilities
Accounts Payable	(912,122)	(362,226)
Accrued Expenses	99,832	17,042
Customer Deposits	(329,073)	(897,441)
Income Taxes Payable	1,386	(8,800)
Accrued Compensation	200,000	200,000
Accrued Interest	667,994	724,214

Net Cash Flows (Used in) Provided by From Operating Activities	(2,823,296)	(1,503,661)

Cash Flows from Investing Activities
Purchases of Tooling and Equipment	(180,189)	(800,397)
Investments in Patents and Trademarks	(67,923)	(97,006)
Proceeds from Sale of Assets, Net of Direct Costs	7,520,197	—

Net Cash (Used in ) Provided by From in Investing Activities	7,272,085	(897,403)

Cash Flows from Financing Activities
Net Change in Lines of Credit	(539,581)	556,041
Repayment of Capital Leases	(92,739)	(64,910)
Repayment of Long-Term Debt and Notes Payable	(4,474,879)	(329,393)
Exercise of Stock Options	—	16,871
Exercise of Stock Warrants	—	3,612
Proceeds from Notes Payable	364,488	—
Deferred Offering Costs	(57,500)	—

Net Cash Flows (Used in) Provided by Financing Activities	(4,800,211)	182,221

Net Increase (Decrease) in Cash and Cash Equivalents	(351,422)	(2,218,843)
Cash and Cash Equivalents — Beginning of Year	417,976	2,636,819

Cash and Cash Equivalents — End of Year	$66,554	$417,976

Supplemental Disclosures
Interest Paid	170,512	284,186
Income Taxes Paid	19,012	39,502

Non-Cash Investing Activities
Equipment Acquired Under Capital Lease	53,340	44,261
Non-Cash Financing Activities
Deferred Offering Costs Not Yet Paid	142,071	—

The accompanying notes are an integral part of these consolidated financial statements.

F-19

VUZIX CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Basis of Presentation

The results of the Company’s Tactical Display Group business have been classified and presented as discontinued operations in the accompanying Consolidated Statement of Operations (Note 4). Prior period results have been adjusted to conform to this presentation. No other prior period adjustments have been made to the Consolidated Financial Statements and following notes.

All per share amounts, outstanding shares, warrants, options and shares issuable pursuant to convertible securities for all periods reflect the Company’s 1-for-75 reverse stock split, which was effective February 6, 2013.

Note 2 — Summary of Significant Accounting Policies

Operations

Vuzix Corporation (the Company) was formed in 1997 under the laws of the State of Delaware and maintains its corporate offices in Rochester, New York. The Company is engaged in the design, manufacture, marketing and sale of devices that are worn like eyeglasses and which feature built-in video screens that enable the user to view video and digital content, such as movies, computer data, the Internet or video games. Our products (known commercially as “Video Eyewear”) are used to view high resolution video and digital information from portable devices, such as cell phones, portable media players, gaming systems and laptop computers and from personal computers. Our products provide the user with a virtual viewing experience that emulates viewing a large screen television or desktop computer monitor practically anywhere, anytime.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Vuzix Europe and Vuzix Finland, OY. All significant inter-company transactions have been eliminated.

Segment Data, Geographic Information and Significant Customers

The Company is not organized by market and is managed and operated as one business. A single management team that reports to the chief operating decision maker comprehensively manages the entire business. The Company does not operate any material separate lines of business or separate business entities. Accordingly, the Company does not accumulate discrete information, other than product revenue and material costs, with respect to separate product lines and does not have separately reportable segments as defined by FASB ASC Topic 280, “Disclosures about Segments of an Enterprise and Related Information,”

Shipments to customers outside of the United States approximated 27% and 16% of sales in 2012 and 2011, respectively. No single international country represented more than 10% of revenues. The Company does not maintain significant amounts of long-lived assets outside of the United States other than tooling held by its third party manufacturers, primarily in China.

F-20

VUZIX CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company has at times had a concentration of sales to the U.S. government, the majority of which was reported as discontinued operations and they amounted to approximately 11% and 21% of sales in 2012 and 2011, respectively. Accounts receivable from the U.S. government accounted for -0-% and 17% of accounts receivable at 2012 and 2011, respectively. Another customer, who is also a minority stockholder, represented 10% and 22% of our total revenues, all of which was reported as sales from discontinued operations in 2012 and 2011, respectively.

Foreign Currency Translation

The U.S. dollar is the functional currency of the Company’s foreign subsidiary. Monetary assets and liabilities are re-measured at year-end exchange rates. Non-monetary assets and liabilities are re-measured at historical rates. Revenues, expenses, gains and losses are re-measured using the rates on which those elements were recognized during the period.

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at year end and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

The Company performs ongoing credit evaluations of its customers’ financial condition and maintains an allowance for uncollectible accounts receivable based upon the expected collectability of all accounts receivable.

Cash and Cash Equivalents

The Company’s cash received is applied against its revolving line of credit on a periodic basis based on projected monthly cash flows, reducing interest expense. Cash and cash equivalents can include highly liquid investments with original maturities of three months or less.

Fair Value of Financial Instruments

The Company’s financial instruments primarily consists of cash and cash equivalents, accounts receivable, inventories, prepaid expenses and other assets, accounts payable, lines of credit, current portion of long-term debt and capital leases, customer deposits, accrued expenses, and income taxes payable.

As of the consolidated balance sheet date, the estimated fair values of the financial instruments were not materially different from their carrying values as presented due to the short maturities of these instruments and that the interest rates on the borrowing approximate those that would have been available for loans for similar remaining maturity and risk profiles at respective year ends.

F-21

VUZIX CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Allowance for Doubtful Accounts

The Company establishes an allowance for uncollectible trade accounts receivable based on the age of outstanding invoices and management’s evaluation of collectability of outstanding balances. These provisions are established when the aging of outstanding amounts exceeds allowable terms and are re-evaluated at each quarter end for adequacy. In determining the adequacy of the provision, the Company considers known uncollectible or at risk receivables.

Provision for Future Warranty Costs

Warranty costs are accrued, to the extent that they are not recoverable from third party manufacturers, for the estimated cost to repair or replace products for the balance of the warranty periods. The Company’s products are covered by standard warranty plans that extend normally 12 months to 24 months from the date of product shipment. The Company provides for the costs of expected future warranty claims at the time of product shipment or over-builds to cover replacements. The adequacy of the provision is assessed at each quarter end and is based on historical experience of warranty claims and costs.

Inventories

Inventories are valued at the lower of cost, or market using the first-in, first-out method. The Company does include direct overhead costs in its inventory valuation costing. The Company records provisions for excess, obsolete or slow moving inventory based on changes in customer demand, technology developments or other economic factors. The Company’s products have product life cycles that range on average from two to three years currently. At both the product introduction and product discontinuation stage, there is a higher degree of risk of inventory obsolescence. The provision for obsolete and excess inventory is evaluated for adequacy at each quarter end. The estimate of the provision for obsolete and excess inventory is partially based on expected future product sales, which are difficult to forecast for certain products.

Revenue Recognition

The Company recognizes revenue from product sales in accordance with FASB ASC Topic 605 “Revenue Recognition ” . Product sales represent the majority of the Company’s revenue. The Company recognizes revenue from these product sales when persuasive evidence of an arrangement exists, delivery has occurred or services have been provided, the sale price is fixed or determinable, and collectability is reasonably assured. Additionally, the Company sells its products on terms which transfer title and risk of loss at a specified location, typically shipping point. Accordingly, revenue recognition from product sales occurs when all factors are met, including transfer of title and risk of loss, which typically occurs upon shipment by the Company. If these conditions are not met, the Company will defer revenue recognition until such time as these conditions have been satisfied. The Company collects and remits sales taxes in certain jurisdictions and reports revenue net of any associated sales taxes. The Company also sells certain products through distributors who are granted limited rights of return for stock balancing against purchases made within a prior 90 day period, including price adjustments downwards that the Company implements on any existing inventory. The provision for product returns and price adjustments is assessed for adequacy both at the time of sale and at each quarter end and is based on recent historical experience and known customer claims.

F-22

VUZIX CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Revenue from any engineering consulting and other services is recognized at the time the services are rendered. The Company accounts for its longer-term development contracts, which to date have all been firm fixed-priced contracts, on the percentage-of-completion method, whereby income is recognized as work on contracts progresses, but estimated losses on contracts in progress are charged to operations immediately. The percentage-of-completion is determined using the cost-to-cost method. Amounts are generally billed on a monthly basis. To date all such contracts have been less than one calendar year in duration.

Tooling and Equipment

Tooling and equipment are stated at cost. Depreciation of tooling and equipment is provided for using the straight-line method over the following estimated useful lives:

Computers and Software	3 years
Manufacturing Equipment	5 years
Tooling	3 years
Furniture and Equipment	5 years

Repairs and maintenance costs are expensed as incurred. Asset betterments are capitalized.

Patents and Trademarks

The Company capitalizes the costs of obtaining its patents and registration of Trademarks. Such costs are accumulated and capitalized during the filing periods, which can take several years to complete. Successful applications that result in the granting of a patent or trademark are then amortized over 15 years on a straight-line basis. Unsuccessful applications are written off and expensed in the fiscal period where the application is abandoned or discontinued.

Long-Lived Assets

The Company regularly assesses all of its long-lived assets for impairment when events or circumstances indicate their carrying amounts may not be recoverable, in accordance with FASB ASC Topic 360-10, “Accounting for the Impairment or Disposal of Long-Lived Assets.” In 2012, an impairment charge of $64,703 was recorded related to abandoned patents and trademarks. In 2011, an impairment charge of $35,265 was recorded related to abandoned patents and trademarks.

Research and Development

Research and development costs, are expensed as incurred consistent with the guidance of FASB ASC Topic 730, “Research and Development,” and include employee related costs, office expenses, third party design and engineering services, and new product prototyping costs.

Shipping and Handling Costs

Amounts charged to customers and costs incurred by the Company related to shipping and handling are included in net sales and cost of goods sold, respectively, in accordance with FASB ASC Topic 605-45, “Revenue Recognition – Principal Agent Consideration”, “Accounting for Shipping and Handling Fees and Costs.”

F-23

VUZIX CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Advertising

Advertising costs are expensed as incurred and recorded in “Selling and Marketing” in the Consolidated Statements of Operations. Advertising expense for the years ended December 31, 2012 and 2011 amounted to $253,815 and $513,683, respectively. These amounts are inclusive of $4,500 in 2012 and $11,268 in 2011 that are included in Discontinued Operations.

Income Taxes

The Company accounts for income taxes in accordance with FASB ASC Topic 740-10, “Income Taxes.” Accordingly, the Company provides deferred income tax assets and liabilities based on the estimated future tax effects of differences between the financial and tax bases of assets and liabilities based on currently enacted tax laws. A valuation allowance is established for deferred tax assets in amounts for which realization is not considered more likely than not to occur.

The Company reports any interest and penalties accrued relating to uncertain income tax positions as a component of the income tax provision.

Earnings Per Share

Basic earnings per share is computed by dividing the net (loss) income less accrued dividends on the Series C preferred stock by the weighted average number of common shares outstanding for the period. Diluted earnings per share calculations reflect the assumed exercise of all dilutive employee stock options applying the treasury stock method promulgated by FASB ASC Topic 260, “Earnings Per Share” and the conversion of any outstanding convertible preferred shares or notes payable that are-in-the-money, applying the as-if-converted method. However, the assumed exercise of stock options and warrants and the conversion of preferred shares or convertible notes payable are anti-dilutive, therefore basic and diluted earnings per share are not the same for all periods.

Stock-Based Employee Compensation

The Company accounts for share-based compensation to employees and directors in accordance with FASB ASC Topic 718 “Compensation Stock Expense,” which requires that compensation expense be recognized in the consolidated financial statements for share-based awards based on the grant-date fair value of those awards. In all cases the Company used the fair market value of our common stock on the date of each option grant was determined based on last most recent cash sale of common stock in an arm’s length transaction with an unrelated third party when we were private and since the Company became public in January 2010, our market price on the TSX Venture Exchange. Stock-based compensation expense includes an estimate of forfeitures and is recognized over the requisite service periods of the awards on a straight-line or graded vesting basis, which is generally commensurate with the vesting term. As a result of the adoption of FASB ASC Topic 718, stock-based compensation expense associated with stock option grants for the years ending December 31, 2012 and 2011 was $172,233 and $298,664, respectively.

The Company issues new shares upon stock option exercises. Please refer to Note 22, Stock Option Plans , for further information.

F-24

VUZIX CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Fair Value Measurements

The Company has adopted the provisions of FASB ASC Topic 820, “Fair Value Measurements and Disclosures as of January 1, 2008 for financial instruments. This standard defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. ASC 820 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. ASC 820 permits an entity to measure certain financial assets and financial liabilities at fair value with changes in fair value recognized in earnings each period.

ASC 820 establishes a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices in active markets for identical assets or liabilities. Level 2 inputs are inputs other than quoted prices included in Level 1 that are directly or indirectly observable for the asset or liability. Such inputs include quoted prices in active markets for similar assets and liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability, or inputs derived principally from or corroborated by observable market data by correlation or other means. Level 3 inputs are unobservable inputs for the asset or liability. Such inputs are used to measure fair value when observable inputs are not available.

Reclassifications

Certain prior year amounts have been reclassified to conform to current year presentation.

Recent Accounting Pronouncements

FASB Accounting Standards Update 2011-04, "Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS," was issued in May 2011 to be effective for fiscal years beginning after December 15, 2011. The update changes the wording for certain measurement and disclosure requirements relating to fair value determinations under U.S. GAAP in order to make them more consistent with International Financial Reporting Standards (IFRS). While many of the modifications are not expected to change the application of U.S. GAAP, additional disclosure requirements relating to the use of Level 3 inputs in determining fair value will apply in the future if applicable to the Company.

In December 2011, the FASB issued new guidance which requires enhanced disclosures on offsetting amounts within the balance sheet, including disclosing gross and net information about instruments and transactions eligible for offset or subject to a master netting or similar agreement. The guidance is effective for the company beginning January 1, 2013 and is to be applied retrospectively. The adoption of this guidance, which is related to disclosure only, will not have an impact on the company’s consolidated financial position, results of operations or cash flows.

There are no other recent accounting pronouncements that are expected to have a material impact on the condensed consolidated financial statements.

F-25

VUZIX CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 3 —Going Concern Issues

The Company’s independent registered public accounting firm’s reports issued on the consolidated financial statements for the year ended December 31, 2012 and 2011 included an explanatory paragraph describing the existence of conditions that raise substantial doubt about the Company’s ability to continue as a going concern, including continued operating losses and the potential inability to pay currently due debts. The Company has incurred a net loss from continuing operations consistently over the last 2 years. The Company has incurred annual net losses from its continuing operations of $4,747,387 in 2012 and $5,332,866 in 2011, and has an accumulated deficit of $26,146,304 as of December 31, 2012. The Company’s ongoing losses have had a significant negative impact on the Company’s financial position and liquidity.

With the sale of assets relating to the Company’s Tactical Display Group business (the “TDG Assets”) and subsequent debt repayments, the Company was for a period no longer in default under the various covenants then contained in its agreements with its Convertible, Senior Secured Term loan lender and with its bank which provided Lines of Credit under a secured revolving loan agreement. This asset sale, debt repayments and other debt deferrals have improved the working capital position of the Company, reducing the Company’s working capital deficiency to $(3,940,974) as of December 31, 2012 compared to $(6,052,282) as of December 31, 2011. However due to its continued operating losses and the transition of its business away from existing military related product sales, it expects to see a further increase in its working capital deficiency until new technology and commercial products are developed.

The Company is not in compliance with its minimum cash covenant as contained in its agreements with its Convertible, Senior Secured Term loan lender. Additionally the Company has not been making its required monthly principal payments and was $154,781 behind as of December 31, 2012. The Company is attempting to negotiate a waiver and a rescheduling of its required principal payments, but to date the senior lender has not issued such waivers or entered into a forbearance agreement, under which they would agree to forbear from enforcing their remedies against the Company. As such the lender is currently able to exercise their remedies under the loan agreement, including acceleration of the amounts due them and foreclosure and sale of the collateral held by them, which comprises substantially all of the Company’s assets.

The Company’s cash requirements are primarily for funding operating losses, working capital, research, principal and interest payments on debt obligations, and capital expenditures. Historically, these cash needs have been met by borrowings of notes, sales of convertible debt and the sales of equity securities. There can be no assurance that the Company will be able to borrow or sell securities in the future, which raises substantial doubt about the ability of the Company to continue as a going concern. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of assets carrying amounts or the amount of and classification of liabilities that may result should the Company be unable to continue as a going concern.

Management of the Company is currently pursuing a financing to raise the additional capital needed to continue planned operations. In the event that the Company is unable to complete a sufficient public offering in a timely manner, the Company would need to pursue other financing alternatives during 2013, which could include a private financing, bridge financing or collaboration agreements. The Company may not be able to obtain financing on acceptable terms, or at all, and the Company may not be able to enter into additional collaborative arrangements. The terms of any financing may adversely affect the holdings or the rights of the Company’s stockholders. Arrangements with collaborators or others may require the Company to relinquish rights to certain of its technologies or product candidates. If the Company is unable to obtain funding, the Company could be forced to delay, reduce or eliminate its research and development programs or future commercialization efforts, which could adversely affect its business prospects.

F-26

VUZIX CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 4 — Discontinued Operations

In an effort to improve working capital, cure debt defaults and pay down debts, on June 15, 2012, the Company sold and licensed those of its assets (including equipment, tooling, certain patents and trademarks) (the “TDG Assets”) that comprised its tactical defense group, which engaged in the business of selling and licensing products and providing services, directly and indirectly, to military, defense and security organizations (the “Business”). We recorded a gain of $5,837,607 from the asset sale.

In accordance with ASC 205-20, the sale of the TDG Assets have been accounted for as discontinued operation. Accordingly, the operating results of the TDG Assets for the years ended December 31, 2012 and 2011 have been reclassified as discontinued operations on the Consolidated Statement of Operations. Below is a summary of these results:

	For Years
	Ended December 31,
	2012	2011

Sales of Products	$1,768,754	$7,350,614
Sales of Engineering Services	358,921	878,019

Total Sales	2,127,675	8,228,633

Total Cost of Sales	1,273,907	4,699,546

Gross Profit	853,768	3,529,087

Operating Expenses:
Research and Development	295,138	781,386
Selling and Marketing	200,378	444,407
General and Administrative	—	—
Depreciation and Amortization	—	—
Interest Expense on Senior Debt*	353,584	597,415
Amortization Senior Debt Discount*	752,248	252,594

Income (Loss) from Discontinued Operations	(747,580)	1,453,285

Gain (Loss) on Disposal of Discontinued Operations	5,837,607	—
Provision (Benefit) for Income Taxes (Note 19)	19,800	—
	5,817,807	—

Net Income (Loss) from Discontinued Operations	$5,070,227	$1,453,285

Basic Income (Loss) per Share	$1.43	$0.41
Diluted Income (Loss) per Share	$1.43	$0.41
Weighted-average Shares Outstanding Basic (Note 6)	3,536,865	3,518,333
Weighted-average Shares Outstanding Diluted (Note 6)	3,651,100	4,193,282

* Amounts reported represent the interest expense and the amortization of the discount on the Senior Term debt that was required to be repaid from the proceeds of the TDG Asset sale.

Note 5 — Gain on Asset Disposal

In an effort to improve working capital, cure debt defaults and pay down debts, on June 15, 2012, the Company entered into an Asset Purchase Agreement (the “Agreement”) between the Company and TDG Acquisition Company, LLC, a Delaware limited liability company (“TDG”). Pursuant to the Agreement, the Company sold and licensed those of its assets (including equipment, tooling, certain patents and trademarks) (the “TDG Assets”) that comprised its tactical defense group, which engaged in the business of selling and licensing products and providing services, directly and indirectly, to military, defense and security organizations (the “Business”). The Business included sale of the Company’s proprietary Tac-Eye displays and its night vision electronics and optics module products. The Company received a worldwide, royalty free, assignable grant-back license to all the patents and other intellectual property sold to TDG, for use in the manufacture and sale of products other than in the military, defense and security markets. The Company retained the right to sell goods and services to other end user consumers, and to TDG and TDG and the Company jointly received the right to sell goods and services into all markets other than the military, defense and security markets and the consumer market. Each party agreed to refer to the other, business opportunities for the sale of products and services in its markets. Also pursuant to the Agreement, the Company and TDG entered into a Vuzix Authorized Reseller Agreement, pursuant to which TDG is authorized as the exclusive reseller of the Company’s current and future products to military, defense and security organizations, unless TDG elects to have the Company make such sales directly.

F-27

VUZIX CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The purchase price paid to the Company by TDG consists of two components: $8,345,793 net of adjustments, which was paid at closing, and up to an additional $2.5 million, which will be received only if TDG achieves certain quarterly and annual revenue targets from sales of goods and services to military, defense and security organizations. The purchase price was determined by arm’s length negotiations between the parties.

The following represents the major components of the reported gain on sale:

Net Sales Price	$8,345,793
Less:
Professional Fees on Sale of Assets	(825,596)
Accounts Receivable Sold	(299,599)
Inventories Sold	(1,135,042)
Tooling & Equipment Sold	(120,832)
Patents and Trademarks Sold	(113,117)
Federal Income Tax	(19,800)
Sales Taxes on Asset Sale	(14,000)

Net Gain on Sale of Asset	$5,817,807

Note 6 — Net Earnings (Loss) Per Share (EPS)

ASC 260-10 “Earnings Per Share” requires the Company to calculate its net income (loss) per share based on basic and diluted net income (loss) per share, as defined. Basic EPS excludes dilution and is computed by dividing net income (loss) by the weighted average number of shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. The dilutive effect of outstanding options and warrants issued by the Company, are reflected in diluted EPS using the treasury stock method. Under the treasury stock method, options and warrants will generally have a dilutive effect when the average market price of common stock during the period exceeds their exercise price. The dilutive effect of outstanding convertible debt issued by the Company is reflected in diluted EPS using the if-converted method. For periods of net loss, basic and diluted EPS are the same as the assumed exercise of stock options and warrants and the conversion of convertible debt are anti-dilutive.

F-28

VUZIX CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Year Ended December 31,
	2012	2011

Net (Loss) from Continuing Operations (A)	$(4,747,387)	$(5,332,866)

Net Income (Loss) (B)	$322,840	$(3,879,581)
Add - Interest savings from converted debt	114,537	—
Adjusted Diluted Net Income (Loss) (F)	$437,377	$(3,879,581)

Weighted Average Shares Outstanding:
Weighted average basic shares outstanding (C)	3,536,865	3,518,333
Dilutive effect of options and warrants	31,354	65,910
Dilutive effect of convertible debt	82,881	609,039

Weighted Average Dilutive Shares Outstanding (D)	3,651,100	4,193,282

Earnings (Loss) Per Share From Continuing Operations
Basic (A/C)	$(1.34)	$(1.52)
Diluted (1) (2)	$(1.34)	$(1.52)

Earnings (Loss) Per Share
Basic (B/C)	$0.09	$(1.10)
Diluted (F/D) (1)	$0.09	$(1.10)

(1)	Due to net loss for period, dilutive loss per share is the same as basic .
(2)	Due to the antidilutive impact of the convertible debt under the if-converted method, the diluted earnings per share is the same as basic.

Note 7 — Accounts Receivable, Net

Accounts receivable consisted of the following:

	December 31, 2012	December 31, 2011

Accounts Receivable	$170,600	$1,078,084
Less: Allowance for Doubtful Accounts	—	—

Net	$170,600	$1,078,084

Note 8 — Inventories, Net

Inventories consisted of the following:

	December 31, 2012	December, 31, 2011

Purchased Parts and Components	$945,550	$2,085,616
Work in Process	46,259	313,601
Finished Goods	259,112	714,944
Less: Reserve for Obsolescence	(563,740)	(574,440)

Net	$687,181	$2,539,721

F-29

VUZIX CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 9 — Deferred Offering Costs

Deferred offering costs consist principally of legal, accounting and underwriters’ fees incurred through to December 31, 2012 that are related to a Proposed Offering and that will be charged to capital upon the completion of the Proposed Offering or charged to expense if the Proposed Offering is not completed.

	December 31, 2012	December 31, 2011

Professional and agents’ fees paid	$57,500	$—
Professional and agents’ fees included Accrued Expenses	142,071	—

Total	$199,571	$—

Note 10 — Tooling and Equipment, Net

Tooling and equipment consisted of the following:

	December 31, 2012	December 31, 2011

Tooling and Manufacturing Equipment	$1,685,006	$2,127,816
Computers and Software	615,567	676,196
Furniture and Equipment	763,134	725,055

	$3,063,707	$3,529,067
Less: Accumulated Depreciation	(2,398,740)	(2,567,375)

Net	$664,967	$961,692

Total depreciation expense for tooling and equipment for the years ending December 31, 2012 and 2011 was $409,421 and $400,790, respectively.

Note 11 — Patents and Trademarks, Net

	December 31, 2012	December 31, 2011

Patents and Trademarks	$803,687	$1,081,851
Less: Accumulated Amortization	(252,380)	(361,252)

Net	$551,307	$720,599

Total amortization expense for patents and trademarks for the years ending December 31, 2012 and 2011 it was $59,396 and $68,033, respectively. The estimated aggregate annual amortization expense for each of the next five fiscal years is $53,579. We recorded an impairment charge of $64,703 representing cost of $171,868, less accumulated amortization of $107,165 for the year ending December 31, 2012. We recorded an impairment charge of $28,576 representing cost of $39,352, less accumulated amortization of $10,776 in 2011 regarding our abandoned patents and trademarks.

F-30

VUZIX CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 12 — Lines of Credit

The Company had available a $112,500 line of credit with interest payable at the bank’s prime rate plus 1%. The line is unsecured and personally guaranteed by an officer of the Company. The outstanding balance on this line of credit amounted to $112,500 and $-0- at December 31, 2012 and 2011, respectively.

The Company entered into an agreement with a bank for a $2 million credit facility to support its ongoing working capital needs. The credit facility was an accounts receivable formula based line of credit. The Bank had been granted a first position security interest in all of Company’s current and future assets, with the exception of Intellectual Property in which its position is second to the lien of the holder of the Senior Loan described in Note 17. All other secured debt is subordinate to the Bank facility.

The Company was in default under this loan facility on December 31, 2011, whose balance was $652,081 at December 31, 2011, and carried an effective interest rate of 9.5%.

However due to the sale of the TDG Assets, and because the Company was not in compliance with its EBITDA covenants under its loan agreement with the bank as of December 31, 2011 and through to June 15, 2012, the Company was required to pay off and close the line as part of the TDG Asset sale transaction.

Note 13 — Notes Payable

Notes payable represent promissory notes payable by the Company.

Note payables to officers and shareholders of the Company. Principal along with accrued interest is due and payable on March 31, 2013. The notes bear interest at 18.5% and secured by all the assets of the Company.	$165,738
Note payable secured by all the assets of Company and the guarantee of its President and CEO. The effective interest rate is 31%. The note is to be repaid in 12 blended monthly payments of $5,645.	46,737
Note payable to an officer of the Company due on December 31, 2013. The note bears interest at 7.49% and monthly principal payments of $2,691 plus accrued interest are required.	45,734
Total Notes Payable outstanding as of December 31, 2012	$258,209

There were no short-term notes payable outstanding as of December 31, 2011.

Note 14 — Customer Deposits

Customer deposits represents money the Company received in advance of providing a product or engineering services to a customer. Such deposits are short term in nature as the Company delivers the product or engineering services to the customer before the end of its next annual fiscal period. These deposits are credited to the customer against product deliveries or at the completion of their order.

F-31

VUZIX CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 15 — Accrued Expenses

Accrued expenses consisted of the following:

	December 31, 2012	December 31, 2011
Accrued Wages and Related Costs	$31,197	$96,375
Accrued Compensation	181,322	—
Accrued Professional Services	181,227	79,500
Accrued Warranty Obligations	93,788	118,611
Other Accrued Expenses	32,138	11,354

Total	$519,672	$305,840

The Company has warranty obligations in connection with the sale of certain of its products. The warranty period for its products is generally one year except in European countries where it is two years. The costs incurred to provide for these warranty obligations are estimated and recorded as an accrued liability at the time of sale. The Company estimates its future warranty costs based on product-based historical performance rates and related costs to repair.

The changes in the Company’s accrued warranty obligations for the years ended December 31, 2012 and 2011 were as follows:

Accrued Warranty Obligations at December 31, 2010	$99,257
Reductions for Settling Warranties	(242,886)
Warranty Issued During Year	262,240

Accrued Warranty Obligations at December 31, 2011	$118,611
Reductions for Settling Warranties	(126,308)
Warranty Issued During Year	101,485
Accrued Warranty Obligations at December 31, 2012	$93,788

Note 16 — Accrued Compensation

Accrued compensation represents amounts owed to officers of the Company for services rendered that remain outstanding. The principal is not subject to a fixed repayment schedule, and interest on the outstanding balances is payable at 8% per annum, compounding monthly. The respective interest amounts are included in Accrued Interest, under the Long-Term Liabilities. The unpaid principal amounts are shown as Long-Term Liabilities on the consolidated balance sheet

	Accrued Compensation	Accrued Interest

Balance as at December 31, 2010	$645,096	$268,467
Additions 2011	200,000	83,211
Subtractions 2011	(35,000)	(12,355)
Balance as at December 31, 2011	810,096	339,323
Additions 2012	200,000	103,315
Balance as at December 31, 2012	$1,010,096	$442,638

F-32

VUZIX CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 17 — Long-Term Debt

Long-term debt consisted of the following at December 31:

	December 31, 2012	December 31, 2011

Note payable to an officer of the Company. The principal is not subject to a fixed repayment schedule, bears interest at 8% per annum and is secured by all of the assets of the Company	$209,208	$209,208
Note payable to an officer of the Company. The principal and interest is subject to a fixed blended repayment schedule of 36 months, commencing July 15, 2013. The loan bears interest at 12% per annum and is secured by a subordinated position in all the assets of the Company	225,719	294,319
Note payable for research and development equipment. The principal is subject to a fixed semi-annual repayment schedule commencing October 31, 2012 over 48 months.	396,004	396,004
The note carries a 0% interest, but imputed interest has been accrued based on a 12% discount rate and is reflected as a reduction in the principal.	(97,003)	(122,305)
Convertible, Senior Secured Term Debt. The principal is subject to a fixed repayment schedule beginning in October through to October 2013, bears interest at 13.5%, per annum, which is due and payable monthly, beginning July 15, 2012. The loan is secured by a first security position in all the assets of the Company. Principal payments in arrears totaled $154,781 as of December 31, 2012	619,122	4,549,520
Unamortized debt discount related Warrants issued pursuant to Senior Term Debt net of $-0- and $252,595 for 2012 and 2011 respectively.	-0-	(752,248)
Long-term secured deferred trade payable for which the principal and interest is subject to a fixed blended repayment schedule of 24 and 36 months, commencing July 15, 2013. The deferred trade payable bears interest at 12% per annum and is secured by a subordinated position in all the assets of the Company.	1,320,643	1,320,643
Note payable for which the principal and interest is subject to a fixed blended repayment schedule of 36 months, commencing July 15, 2013. The loan bears interest at 12% per annum and is secured by a subordinated position in all the assets of the Company.	101,748	101,745

	$2,775,441	$5,996,889
Less: Amount Due Within One Year	(1,060,188)	(4,924,838)

Amount Due After One Year	$1,715,253	$1,072,051

The aggregate maturities for all long-term borrowings as of December 31, 2011 are as follows:

2013	2014	2015	2016	Thereafter	Total

$1,060,188	$688,972	$568,335	$457,946	$—	$2,775,441

Aggregate maturities reflect future cash principle payments exclusive of non-cash amortization discount.

F-33

VUZIX CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

On December 23, 2010, the Company issued Convertible, Senior Secured Term Debt in the principal amount of $4,000,000 which accrued interest at a rate of 12% per annum, payable semi-annually commencing June 23, 2011. The Company issued to the Senior Secured Term Debt Lender warrants to purchase up to 533,333 Common Shares (the “Warrants”), at an exercise price of $7.47 per share, at any time prior to December 23, 2014. The fair value of these Warrants, $1,010,379 was reflected as a discount against the loan amount, net of amortization of $-0- in 2012 and $252,595 in 2011. As a result of the TDG Asset Sale on June 15, 2012 and the early repayment of the entire principal, the unamortized discount of $636,678 was fully expensed in the second quarter of 2012.

The maximum number of Common Shares that may be issued pursuant to: (i) the exercise of Warrants; and (ii) the conversion of principal and interest owing under the Loan, shall not exceed 620,236 Common Shares.

Pursuant to the Senior Secured Term Debt transaction, on December 23, 2010, an aggregate amount of $2,320,980 in principal and accrued interest outstanding on certain current Notes Payable and secured deferred trade payables was deferred and added to long-term debt and is included in the above table. Included in these Notes Payable noted above, are Long-term secured deferred trade payables representing amounts owed to two suppliers of the Company for component purchases in 2009 that have been deferred and remain outstanding. The principal amount of $1,746,000 was originally due and payable on January 15, 2011. However as part of the Company’s debt restructuring pursuant to the Senior Secured Term Debt mentioned above, the two suppliers agreed to extend the period of repayment for 24 and 36 months respectively, inclusive of accrued interest, with monthly equal blended payments commencing January 15, 2011. In connection with the sale of the TDG Assets, these lenders entered into Loan Modification and Consent agreements pursuant to which each consented to the sale and released their security interest in the TDG Assets sold. The deferred trade payables totaling $1,320,643 then owed to the two lenders were modified and restructured under which the principal and interest would become subject to a fixed blended repayment schedule of 24 and 36 months, commencing July 15, 2013. These deferred trade payables are secured by all of the assets of the Company and interest on the outstanding balances is payable at 12% per annum. In the event the Company consummates an new equity financing that results in gross proceeds of at least US$10,000,000 then the Company must, subject to regulatory approvals apply not less than 50% of the proceeds from the such equity financings to the prompt payment of the Long-term deferred trade payable.

In connection with the sale of the TDG Assets, certain of the Company’s lenders entered into Loan Modification and Consent agreements pursuant to which each consented to the sale, as required by the loan agreements between the Company and each such lender, and released its security interest in the TDG Assets sold. Pursuant to a Loan Modification and Consent Agreement regarding the Company’s Convertible, Senior Secured Term Debt Loan, which was in default at the time of the sale, the Company paid this Senior Lender $4,450,000 in reduction of the obligations of the Company to the Senior Lender. The obligation of the Company to repay the remaining amount due to the Convertible Senior Secured Term Debt Lender, $619,122 was represented by a new note in that amount. This new note carries an interest rate of 13.5%, to be paid monthly. The principal amount of the note is to be repaid over 15 months, with equal principal payments commencing on October 15, 2012. The Company also agreed to use 40% of any of the earn-out payments received under the TDG Asset Purchase Agreement to reduce the principal of this new note. The Convertible Senior Secured Term Debt agreement contains certain covenants, including the maintenance of minimum cash, cash equivalents, and undrawn availability under any bank working capital line in an aggregate amount of at least 40% of the sum of (i) the outstanding principal amount of the loan and (ii) unpaid interest.

F-34

VUZIX CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company has not made any of its required principal payment and was a total of $154,781 in arrears as of December 31, 2012 and was not in compliance with its minimum cash covenant under its loan agreement. As a result the Company is default under its loan agreement with the lender and the interest rate on this loan is now 18.5% until the default is cured. The Company and the lender are currently attempting to negotiate a waiver or have them enter into a forbearance agreement, under which they would agree to forbear from enforcing their remedies against the Company, but they have not agreed to do so at this time. As such the lender is currently able to exercise its remedies under the loan agreement, including acceleration of the amounts due and foreclosure and sale of the collateral held by it. Even if the Company receives a waiver or enters into a forbearance agreement, it is uncertain whether the Company will be able to meet the conditions contained in any such waiver or forbearance agreement. Accordingly the entire principal amount of Convertible, Senior Secured Term Debt has been shown as current and due within one year.

Pursuant to the various other Loan Modification and Consent agreements, the Company in connection with the sale of the TDG Assets made payments totaling $200,000 in reduction of the obligations owed to certain Notes Payable holders. Each such secured note holders agreed to defer further payments on its Note Payable due from the Company until July 15, 2013 after which the notes are to be repaid in 24 to 36 equal monthly installments. Additionally the Company has agreed to use 15% of any of the earn-out payments received under the TDG Asset Purchase Agreement to reduce such Notes Payable.

Note 18 — Capital Lease Obligations

The Company maintains equipment held under capital lease obligations due in monthly installments ranging from $176 to $2,049 including interest at rates ranging from 9.80% to 32.46%. The related equipment is collateral to the leases. Final payments are due through September 2015.

	December 31, 2012	December 31, 2011

Total Principal Payments	$97,285	$136,684
Less: Amount Due Within One Year	(57,244)	(84,684)

Amount Due After One Year	$40,041	$52,000

Annual requirements for retirement of the capital lease obligations are as follows:

December 31,	Amount

2013	$74,321
2014	31,687
2015	18,445

Total Minimum Lease Payments	$124,453
Less: Amount Representing Interest	(27,168)

Present Value of Minimum Lease Payments	$97,285

F-35

VUZIX CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following is a summary of assets held under capital leases:

December 31,	2012	2011

Computers and Software	$96,925	$277,350
Furniture and Equipment	92,446	91,893

	$189,371	369,243
Less: Accumulated Depreciation	(81,190)	(301,726)

Net	$108,181	$67,517

Depreciation expense related to the assets under capital lease amounted to $34,433 and $75,713 for years ended December 31, 2012 and 2011, respectively.

Note 19 — Income Taxes

The Company files U.S. federal and U.S. state tax returns. At December 31, 2012, the Company had unrecognized tax benefits totaling $5,151,000, of which would have a favorable impact on our tax provision (benefit), if recognized.

Pre-tax earnings consisted of the following for the years ended December 31, 2012 and 2011:

December 31,	2012	2011

Total Pre-Tax (Loss) Earnings	$363,038	$(3,851,892)

The provision (benefit) for income taxes for the years ended December 31, 2012 and 2011 was as follows:

	2012	2011

Current Income Tax Provision (Benefit)
Federal – (all related to Gain on Sale of Discontinued Operations)	$19,800	$—
State and Foreign	20,398	27,689
State Tax Credit Refund	—	—
Net Change in Liability for Unrecognized Tax Benefits	—	—
	$40,198	$27,689
Deferred Provision (Benefit)	—	—

Total Provision (Benefit)	$40,198	$27,689

F-36

VUZIX CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

A reconciliation of the statutory U.S. federal income tax rate to the effective rates for the years ended December 31, 2012 and 2011 is as follows:

	2012	2011
Federal Income Tax at Statutory Rate	34.0%	34.0%
State Tax Provision, Net of Federal Benefit	3.5%	—
Meals and Entertainment	1.4%	(0.3)%
Stock Compensation Expense	16.1%	(2.6)%
Research and Development Credits	4.2%	(0. 7)%
Officer’s Life Insurance	0.3%	—
Change in Rate Assumptions	(114.5)%	—
Adjustments to Prior Year Tax Credits	(11.6)%	—

Effective Tax Rate	(66.6)%	30.4%
Change in Valuations Allowance	77.7%	(30.4)%

Net Effective Tax Rate	11.1%	0.0%

Deferred tax assets (liabilities) for the years ended December 31, 2012 and 2011 consist of the following:

	2012	2011
Assets
Current
Inventory and Inventory Related Items	$234,000	$103,000
Warranty Reserves	32,000	14,000
Accrued Interest	152,000	73,000
Accrued Services	28,000	4,000
Accrued Loss Contingency	9,000	-
Non-Current
Net Operating Loss Carryforwards	2,881,000	3,267,000
Accrued Compensation	405,000	122,000
Tax Credit Carryforwards	1,399,000	1,347,000
Depreciation	11,000	9,000

Total Gross Deferred Tax Assets	$5,151,000	$4,939,000
Valuation Allowance — 100%	(5,151,000)	(4,939,000)

Total Net Deferred Tax Assets	$—	$—

Liabilities
Current
Patent costs	$-	$70,000

Total Gross Deferred Tax Liabilities	-	70,000
Valuation Allowance — 100%	-	(70,000)

Total Net Deferred Tax Liability	$—	$—

Net Deferred Tax	$—	$—

	2012	2011
Net Current Deferred Tax Assets	$—	$—
Net Long-Term Deferred Tax Assets	$—	$—

F-37

VUZIX CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In 2012 and 2011, the Company generated federal and state net operating losses for income tax purposes. These federal and state net operating loss carryforwards, which total approximately $20,607,000 at December 31, 2012 and begin to expire in 2018, if not utilized. Of the Company’s tax credit carryforwards, federal general business tax credits of $1,157,000 begin to expire in 2017, if not utilized. The Company’s state tax credits total $242,000 and begin to expire in 2018.

Deferred tax assets, including carryforwards and other attributes, are reviewed for expected realization and a valuation allowance is established when appropriate to reduce the assets to their estimated net realizable value. Expected realization of deferred tax assets is dependent upon sufficient taxable income in the appropriate jurisdiction and period that is also of the appropriate character. The Company has evaluated the availability of such taxable inco me, the nature of its deferred tax assets and the relevant tax laws in determining the net realizable value of its deferred tax assets.

In addition, the calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations. As a result of the implementation of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (FIN 48), we recognize liabilities for uncertain tax positions based on the two-step process prescribed within the interpretation. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step requires us to estimate and measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate settlement. It is inherently difficult and subjective to estimate such amounts, as this requires us to determine the probability of various possible outcomes. We re-evaluate these uncertain tax positions on a quarterly ba sis. This evaluation is based on factors including, but not limited to, changes in facts or circumstances, changes in tax law, effectively settled issues under audit and new audit activity. Such a change in recognition or measurement would result in the recognition of a tax benefit or an additional charge to the tax provision in the period.

The following table summarizes the activity in the valuation allowance account for 2012 and 2011:

Balance, December 31, 2010	$4,256,000

Additions Relating to Uncertain Future Realization of
Net Operating Losses	536,000
Federal Tax Credits	50,000
State Research and Development Tax Credits	27,000

Balance, December 31, 2011	$4,869,000

Additions Relating to Uncertain Future Realization of
Net Operating Losses	230,000
Federal Tax Credits	27,000
State Research and Development Tax Credits	25,000

Balance, December 31, 2012	$5,151,000

F-38

VUZIX CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued )

Note 20 — Preferred Stock

Preferred stock

Shares of undesignated preferred stock may be issued in one or more series. The Board of Directors is authorized to establish and designate the different series and to fix and determine the voting powers and other special rights and qualifications. A total of 5,000,000 shares of preferred authorized are authorized as of December 31, 2012 and December 31, 2011. There were 0 shares issued or outstanding on December 31, 2012 and 2011. There were no preferred dividends owing as of December 31, 2012 or 2011.

Note 21 — Stock Warrants

During the years ending December 31, 2012 and 2011, the Company issued no new warrants.

During 2012, no warrants were exercised. During 2011, 4,814 warrants were exercised at a price of $0.75 per share.

The following table shows the various changes in warrants for the years December 31, 2012 and 2011. The exercise prices range from $0.66 to $15.00 per share. All outstanding warrants and exercise prices reflect the Company’s 1 for 75 reverse stock-split, which was effective February 6, 2013.

	December 31, 2012	December 31, 2011

Warrants Outstanding, Beginning of Year	867,628	874,730
Exercised During the Year	—	(4,814)
Issued During the Year	—	—
Forfeited During the Year	(210,987)	(2,288)

Warrants Outstanding, End of Year	656,641	867,628

The outstanding warrants as of December 31, 2012 expire from May 2013 to May 2015. The weighted average remaining term of the warrants is 1.9 years. The weighted average exercise price is $7.51 per share.

Note 22 — Stock Option Plans

The Company has the following Stock Option Plans (the “Plan”) that allow for the granting of both statutory incentive stock options or ISOs, which can result in potentially favorable tax treatment to the participant, and non-statutory stock options. The exercise price per share subject to an option is determined by the administrator, but in the case of an ISO must not be less than the fair market value of a share of our common stock on the date of grant and in the case of a non-statutory stock option must not be less than 100% of the fair market value of a share of our common stock on the date of grant.

	2007 Plan	2009 Plan	Total
Outstanding as of December 31, 2012	113,004	79,725	192,729
Available for future issuance under plan	—	382,799	382,799
Totals authorized by plan	113,004	462,524	575,528

F-39

VUZIX CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Plan gives the Board of Directors of the Company the ability to determine vesting periods for all options granted under the Plan, and allows option terms to be up to ten years from the original grant date. Employees’ incentive stock options must vest at a minimum rate of 20% per year over a five year period, commencing on the date of grant. Most vest ratably over four years commencing on the date of the option grant. In the case of directors, such options are granted annually and they expire ten years after the date of their grant and vest ratably, on a monthly basis, over the next 12 months. Non-employee directors have vesting of 50% immediately on grant and the balance vest ratably, on a monthly basis, over the next 12 months. Advisors or consultants can have vesting range from 100 percent of the option grants vesting immediately to ratably, on a monthly basis, up to 48 months. All outstanding options and exercise prices reflect the Company’s 1 for 75 reverse stock-split, which was effective February 6, 2013.

The following table summarizes stock option activity for the years ended December 31, 2012 and 2011:

		Weighted
	Number of	Average	Exercise Price
	Shares	Exercise Price	Range

Outstanding at December 31, 2010	205,809	$8.87	$0.46 – $ 0.66
Granted	128,836	$9.08	$7.50 – $ 15.00
Exercised	(17,307)	$0.75	$0.46 – $ 7.50
Expired or Forfeited	(49,482)	$8.84	$1.70 – $ 17.50

Outstanding at December 31, 2011	267,856	$8.87	$0.46 – $ 17.50
Granted	—	$—	$—
Exercised	—	$—	$—
Expired or Forfeited	(75,127)	$0.65	$0.46 – $ 2.17
Outstanding at December 31, 2012	192,729	$10.68	$1.70 – $ 17.50

As of December 31, 2012, there were 159,564 options that were fully vested and exercisable at weighted average exercise price of $10.51 per share. The weighted average remaining contractual term on the vested options is 5.5 years.

The unvested balance of 33,165 options as of December 31, 2012, are exercisable at a weighted average exercise price of $10.60 per share. The weighted average remaining contractual term on the vested options is 7.8 years.

The following tables summarize stock option information at December 31, 2012:

Total Options Outstanding
		Weighted average
		remaining life	Weighted average
Range of exercise price	Shares	(yrs)	exercise price

$1.75 to $2.17	34,430	0.6	$1.86
$7.50	16,011	8.4	$7.50
$11.25 to $15.00	112,052	5.4	$11.25
$15.75 to $17.50	30,236	3.3	$17.20

	192,729	4.4	$10.68

F-40

VUZIX CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Exercisable Options Outstanding
		Weighted average
		remaining life	Weighted average
Range of exercise price	Shares	(yrs)	exercise price

$1.75 to $2.17	34,430	0.6	$1.85
$7.50	10,289	8.4	$7.50
$11.25 to $15.00	84,609	7.9	$11.25
$15.75 to 17.50	30,236	3.3	$17.20

	159,564	5.5	$10.51

Unvested Options Outstanding
		Weighted average
		remaining life	Weighted average
Range of exercise price	Shares	(yrs)	exercise price

$7.50	5,722	8.4	$7.50
$11.25 to $15.00	27,443	7.6	$11.25

	33,165	7.8	$10.60

There were no options granted in 2012. The weighted average exercise price of options granted during 2011 was $9.08 with an aggregate value of $452,002.

Cash received from option exercises in 2012 and 2011, amounted to $-0- and $16,871, respectively. All of the shares issued out of common stock.

With respect to any non-qualified stock options and incentive stock options that are exercised and held for less than one year, the Company recognizes a tax benefit upon exercise in an amount equal to the tax effect of the difference between the option price and the fair market value of the common stock on the exercise date.

The table below summarizes the impact of outstanding stock options on the results of operations for the years ended December 31, 2012 and 2011:

December 31,	2012	2011

Stock-Based Compensation Expense:
Stock Options	$172,233	$298,664
Income Tax Benefit	—	—

Net Decrease in Net Income	$172,233	$298,664

Decrease in Earnings Per Share:
Basic	$0.049	$0.085
Diluted	$0.048	$0.071

F-41

VUZIX CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Black-Scholes-Merton option pricing model was used to estimate the fair value of share-based awards under FASB ASC Topic 718. The Black-Scholes-Merton option pricing model incorporates various and highly subjective assumptions, including expected term and expected volatility. For valuation purposes, stock option awards were categorized into two groups, stock option grants to employees and stock option grants to members of the Board of Directors.

The expected term of options granted was estimated to be the average of the vesting term, historical exercise and forfeiture rates, and the contractual life of the option. The expected volatility at the grant date is estimated using historical stock prices based upon the expected term of the options granted. The risk-free interest rate assumption is determined using the rates for U.S. Treasury zero-coupon bonds with maturities similar to those of the expected term of the award being valued. Cash dividends have never been paid and are not anticipated to be paid in the foreseeable future. Therefore, the assumed expected dividend yield is zero.

The following summary table shows the assumptions used to compute the fair value of stock options granted during 2012 and 2011 and their estimated value:

December 31,	2012	2011
Assumptions for Black-Scholes:
Expected term in years	—	7.7
Volatility	—	50.3% to 53.2%
Risk-free interest rate	—	1.77% to 3.29%
Expected annual dividends	None	None

Value of options granted:
Number of options granted	—	128,836
Weighted average fair value/share	N/A	$3.51
Fair value of options granted	N/A	$452,002

 FASB ASC Topic 718 requires pre-vesting option forfeitures at the time of grant to be estimated and periodically revised in subsequent periods if actual forfeitures differ from those estimates. Stock-based compensation expense is recorded only for those awards expected to vest using an estimated forfeiture rate based on historical pre-vesting forfeiture data.

Unrecognized stock-based compensation expense was approximately $166,604 as of December 31, 2012, relating to a total of 33,165 unvested stock options under the Company’s stock option plans. This stock-based compensation expense is expected to be recognized over a weighted average period of approximately 1.6 years.

F-42

VUZIX CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 23 — Stock Subscriptions Receivable

During the year ended December 31, 2002, the Company’s Board of Directors authorized to make loans to certain senior employees to allow them to participate in a rights offering and purchase 433,828 shares of common stock at a price of $0.6375 per share. While the loans were initially due September, 2007, the due date was extended to December 2012. The loans bear interest at 6% and are shown as stock subscriptions receivable in the accompanying consolidated financial statements. During the year ended ending December 31, 2012 two stock subscriptions inclusive of gross interest to maturity totaling $76,104 was forgiven. Subscription receivables was reduced by $76,104 with an offset to non-cash compensation expense of $74,073 and a reduction of $2,031 in Additional Paid-In Capital to reduce the unearned gross interest that was previously accrued. During 2011 a stock subscription inclusive of gross interest to maturity totaling $151,232 was forgiven. Subscription receivables was reduced by $151,232 with an offset to non-cash compensation expense of $99,828 and a reduction of $3,183 in Additional Paid-In Capital to reduce the unearned gross interest that was previously accrued. There were no changes in 2010.

Note 24 — Commitments

The Company leases office and manufacturing space under operating leases that expires on September 30, 2013. It requires monthly payments of $4,200 plus insurance, taxes and common charges.

Rent expense for the years ended December 31, 2012 and 2011 totaled $176,830 and $210,492, respectively.

Future minimum payments required under operating lease obligations as of December 31, 2012 were as follows:

Total Minimum
2013	Lease Payments

$45,670	$45,670

For the lease agreements described above, the Company is required to pay the pro rata share of the real property taxes and assessments, expenses and other charges associated with these facilities.

Note 25 — Employee Benefit Plans

The Company has a Section 401(k) Savings Plan which covers employees who meet certain age and length of service requirements. To date the plan is comprised of 100% employee deferrals.

Note 26 — Litigation

On October 23, 2012, Abarta, LLC (“Abarta”) filed a complaint against Vuzix Corporation (the “Company”) in the United States District Court for the Eastern District of Texas (2:12-cv-00682) alleging the infringement of one or more claims of the patent entitled “Virtual Reality System”, of which Abarta is the exclusive licensee. Abarta is seeking damages from the Company equal to not less than a reasonable royalty. The Company disputes the allegations in the Complaint and believes the Complaint to be wholly without merit and intends to vigorously defend the claims alleged therein, The matter is expected to resolved in the near term and will not have a material adverse impact on the Company. The Company has made a provision for a related loss contingency that it feels is probable at this time.

F-43

VUZIX CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

On January 25, 2013, TDG Acquisition LLC (“TDG”) filed a complaint against the Company and certain other persons in the United States District for the Western District of New York alleging breach of the Asset Purchase Agreement between it and the Company. TDG is seeking damages from the Company relating primarily to an alleged breach of the non-compete obligations of the Company in the Asset Purchase Agreement and email confidentiality issues under a Shared Services agreement between the two parties where the Company was asked for a limited period to maintain email services of former Company employees transferred to TDG. The Company disputes the allegations in the Complaint and believes the Complaint to be wholly without merit and intends to vigorously defend the claims alleged therein. Because the Company believes that this potential loss is not probable or estimable at this time, it has not recorded any reserves or contingencies related to this legal matter. In the event that the Company's assumptions used to evaluate this matter as neither probable nor estimable change in future periods, it may be required to record a liability for an adverse outcome. Management does not expect that the ultimate costs to resolve these matters will have a material adverse effect on its consolidated financial position, results of operations, or cash flows.

We are not currently involved in any other pending legal proceeding or litigation.

The Company indemnifies its directors and officers who are, or were, serving at the Company’s request in such capacities. The fair value of the indemnifications that the Company issued during the years ending December 31, 2012 or 2011 was not material to the Company’s financial position, results of operations or cash flows.

Note 27 — Concentrations

For 2012 and 2011, one customer accounted for approximately 10% and 21% of sales, respectively. The sales to this customer were part of the discontinued operations referred to in Note 4. Sales to the U.S. government accounted for approximately 11% and 20%, respectively. Portions of these government sales were part of discontinued operations.

Accounts receivable from the U.S. government accounted for 0%, and 16% of accounts receivable at December 31, 2012 and 2011, respectively.

Note 28 — Related Party Transactions

During 2012, $550,498 and $ 274,373 of revenues and purchases, respectively were derived from a minority stockholder (less than 5%) of the Company who also represented $-0- of the accounts receivable balance and $66,000 of the accounts payable balance at December 31, 2012, $361,910 of the Long Term Portion of Deferred Trade Payable balance and $120,637 of the Current Portion of Deferred Trade Payables. All of these revenues were reported as discontinued operations.

During 2011, $2,688,675 and $ 706,134 of revenues and purchases, respectively were derived from a minority stockholder (less than 5%) of the Company who also represented $-0- of the accounts receivable balance and $188,683 of the accounts payable balance at December 31, 2011, $36,741 of the Long Term Portion of Deferred Trade Payable balance and $445,806 of the Current Portion of Deferred Trade Payables. All of these revenues were reported as discontinued operations.

Included in long-term debt is a note payable to an officer of the Company. Interest expense related to the note payable amounted to $32,507 and $29,927 for the years ended December 31, 2012 and 2011. Total accrued interest on the note payable was $213,795 as of December 31, 2012. See Note 14 and 13 for details.

The Company has accrued compensation owed to officers of the Company. See Note 16 for details. Interest expense related to accrued current and long-term accrued compensation amounts to $107,209 and $83,211 for the years ended December 31, 2012 and 2011, respectively. Total accrued interest on the accrued compensation was $446,532 as of December 31, 2012. See Note 13 for details.

F-44

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